FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2010
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Gran Vía, 28
28013 Madrid, Spain
3491-459-3050
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☑ No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Sequential
Page
Item	Number

1. Quarterly Results of Telefónica Group: January – June 2010	1

TELEFONICA GROUP
Financial Highlights
•
Consolidated revenue rose 5.4% year-on-year in the first half of 2010 to 29,053 million euros, with a significant acceleration during the second quarter (+1.7% to the end of March) and improvements across all regions:

•	The solid revenue performance reflects the Company‘s priority to focus on capturing the growth opportunities in its markets.
•
Organic growth in revenues was 2.0% (+0.9% in the first quarter), driven by the pickup in commercial activity in the last few quarters. Stripping out impacts from regulatory measures, organic revenue growth reached 3.3%.

•	Telefónica maintains its commercial momentum across all its markets, reaching 278 million accesses, 5.2% more than a year ago (+7.2% in organic terms):
•	The growth in accesses accelerated compared to previous quarters (+6.1% organic growth in March).
•	Total gross adds rose 16.2% year-on-year in the first half, while churn decreased year-on-year by 0.1 percentage points to 2.2%.
•
Mobile telephony continued to post strong growth, with organic net adds (8.9 million customers) 1.8 times higher than in the first half of 2009. There was also a significant improvement in the quality of the new customers: 56% of organic total net adds were contract, compared to 46% in the first half of 2009.

•
Total broadband accesses reached 38 million, with significant growth rates in both retail fixed broadband (+9.2% year-on-year organic growth; +25.2% reported) and in mobile broadband accesses (+84.6%).

•
OIBDA totalled 10,905 million euros in for the first six months, virtually flat on June 2009 (+0.04% year-on-year), after recording a growth of 4.0% in the second quarter of 2010. The OIBDA margin reached 37.5% in the first half, a sequential improvement of 0.8 percentage points:

•
In organic terms, OIBDA grew in the second quarter of 2010, showing a clear improvement relative to the first three months of the year (-3.4% in the first quarter; -2.3% in the first half). The negative impact of regulatory measures and non-recurring items dragged 2.7 percentage points from year-on-year OIBDA growth in the first half.

•	The Group continues to diversify its operations, and now generates 67% of its revenues and 60% of its OIBDA outside Telefónica España, despite the sharp devaluation of the Venezuelan bolivar.
•	Cash generation remains strong, with operating cash flow (OIBDA-CapEx) reaching 7,989 million euros in the first six months excluding spectrum acquisition (-1.7% year-on-year):
•	In organic terms, operating cash flow dropped 3.4%, but rose in Telefónica Latinoamérica (+6.3% year-on-year) and Telefónica Europe (+3.1% year-on-year).

•	Telefónica strengthened its competitive position with the acquisition of spectrum in Germany (1,379 million euros).
•	Net income totalled 3,775 million euros in the first six months of the year (+9.4% year-on-year).
•	The ratio of net debt + commitments to OIBDA stood at 2.3x at the end of June, reflecting the Company’s financial strength.
•	The Company reiterates all its financial targets for this year and through 2012, including dividends.
January — June 2010 Results Telefónica

TELEFÓNICA GROUP
Financial Highlights
•
Telefónica España’s revenues continue to recover gradually, thanks to increased commercial activity and improved traffic volumes. As a result, the year-on-year decrease in revenues slowed to 3.4% in comparable terms in the first half of the year.

•
In Latin America, revenues registered organic growth of 6.2% in the first six months, 0.8 percentage points more than in the first quarter, driven by the improved performance of both the wireline and wireless businesses, while OIBDA rose 3.9% in organic terms (+0.5 percentage points compared to the first three months of the year).

•
Telefónica Europe’s year-on-year revenue growth ramped up to 6.5% in organic terms and excluding regulatory effects (+5.4% in the first quarter), with healthy growth in the UK and German markets driven by the growing contribution from the mobile internet business.

Organic growth: in financial terms, it assumes constant average exchange rates as of H1 09, excludes changes in the consolidation perimeter and impacts from hyperinflationary accounting. OIBDA excludes the impact of the capital gain from the sale of Manx Telecom recorded in the second quarter of 2010. CapEx excludes investment in spectrum in Germany made in the second quarter of 2010 (1,379 million euros). In terms of accesses, it excludes changes in the consolidation perimeter; net adds figures exclude the disconnection of customers made in the second quarter of 2010.
Growth ex-regulatory impacts: the impact from MTR cuts is excluded.
Revenue growth in comparable terms in Spain: excludes the impact from the Universal Service Obligation in the first quarter of 2009 and revenue from Telyco Morocco in the first half of 2009.
January — June 2010 Results Telefónica

TELEFÓNICA GROUP
Financial Highlights
TELEFÓNICA GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January - June		% Chg
					Guidance
	2010	2009	Reported	Organic	Criteria

Revenues (1)	29,053	27,565	5.4	2.0	3.3
Telefónica España (2)	9,321	9,757	(4.5)	(4.1)
Telefónica Latinoamérica	12,063	10,946	10.2	6.2
Telefónica Europe (1)	7,278	6,571	10.8	3.2

OIBDA (1)	10,905	10,900	0.0	(2.3)	(1.2)
Telefónica España (2)	4,377	4,838	(9.5)	(9.5)
Telefónica Latinoamérica	4,490	4,233	6.1	3.9
Telefónica Europe (1)	2,035	1,879	8.3	(0.4)

OIBDA margin (1)	37.5%	39.5%	(2.0 p.p. )	(1.7 p.p. )
Telefónica España	47.0%	49.6%	(2.6 p.p. )	(2.8 p.p. )
Telefónica Latinoamérica	37.2%	38.7%	(1.4 p.p. )	(0.9 p.p. )
Telefónica Europe (1)	28.0%	28.6%	(0.6 p.p. )	(1.0 p.p. )

Operating Income (OI) (1)	6,456	6,493	(0.6)	0.2
Telefónica España	3,388	3,771	(10.2)	(10.1)
Telefónica Latinoamérica	2,586	2,409	7.4	12.5
Telefónica Europe (1)	552	428	29.0	10.5

Net income	3,775	3,452	9.4
Basic earnings per share (euros)	0.83	0.76	10.1

OpCF (OIBDA-CapEx) (1)(3)	6,610	8,125	(18.6)	(3.4)
Telefónica España (2)	3,547	4,099	(13.5)	(13.4)
Telefónica Latinoamérica	3,239	3,018	7.3	6.3
Telefónica Europe (1)(3)	(100)	1,130	c.s.	3.1

-	Reconciliation included in the excel spreadsheets.

(1)
HanseNet and Jajah have been included in Telefónica Europe’s consolidation perimeter since mid February 2010 and 1 January 2010 respectively. Additionally, OIBDA includes a capital gain of 61 million euros from the sale of Manx Telecom in the second quarter of 2010.

(2)
In comparable terms revenues of Telefónica España would decline by 3.4%, OIBDA would decrease by 5.8% and OpCF would drop 9.2% in the first half of the year. The comparable basis excludes the following effects: Universal Service Obligation: 75 million euros in revenues and 22 million euros in OIBDA in the first quarter of 2009; property capital gains: 0.4 million euros in OIBDA in the first quarter of 2009, exit of Telyco Morocco from the consolidation perimeter: 17 million euros in revenues and 0.7 million euros in OIBDA in the first quarter of 2009 and 16 million euros in revenues and 0.6 million euros in OIBDA in the second quarter of 2009; revision of the estimates for the adjustment to workforce provision provided for in prior periods to 2009: 90 million euros in OIBDA in the second quarter of 2009, and TV tax: 38 million euros in OIBDA in the first quarter of 2010 and 35 million euros in the second quarter of 2010.

(3)	Change in organic terms excludes 1,379 million euros from the acquisition of spectrum in Germany in the second quarter of 2010.

-	OIBDA and OI are presented before brand fees and management fees.

-	OIBDA margin calculated as OIBDA over revenues.

-	2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years.

-
Organic criteria: it assumes constant average exchange rates as of the same period of 2009 (average fx), excludes changes in consolidation and impacts from hyperinflationary accounting. OIBDA and OI exclude the impact of the capital gain made on the sale of Manx Telecom, which took place during the second quarter of 2010. CapEx excludes 1,379 million euros from the acquisition of spectrum in Germany in the second quarter.

-
Guidance criteria: 2009 adjusted figures for guidance exclude Telyco Morocco results in T. España, capital gain from the sale of Medi Telecom and write-offs. 2010 guidance assumes constant exchange rates as of 2009 (average FX in 2009) and excludes hyperinflationary accounting in Venezuela in both years. It also includes the consolidation of Hansenet and Jajah in T. Europe. In terms of guidance calculation, OIBDA excludes write-offs. Group CapEx excludes Real Estate Efficiency Program of T. España and spectrum acquisitions.

-	Since January 1 st 2010, the perimeter of consolidation of Telefónica España excludes Telyco Morocco.
January — June 2010 Results Telefónica

Quarterly results
January — June 2010

TELEFÓNICA GROUP

Market Size	2
Consolidated Results	4
Financial Data	9

RESULTS BY REGIONAL BUSINESS UNITS	15

Telefónica España	15
• Wireline Business	16
• Wireless Business	18

Telefónica Latinoamérica	23
• Brazil	25
• Argentina	27
• Chile	29
• Peru	31
• Colombia	33
• México	35
• Venezuela	36
• Central America	37
• Ecuador	37

Telefónica Europe	48
• Telefónica O2 UK	49
• Telefónica O2 Germany	50
• Telefónica O2 Ireland	51
• Telefónica O2 Czech Republic	52

Other Companies	60
• Atento Group	60

ADDENDA	62

Key Holdings of the Telefónica Group and its Subsidiaries	62
Significant Events	63
Changes to the Perimeter	64
The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited.
The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.
January — June 2010 Results Telefónica 1

TELEFÓNICA GROUP
Market Size
(Data in thousands accesses)
January — June 2010 Results Telefónica 2

TELEFÓNICA GROUP
Market Size
TELEFÓNICA GROUP
ACCESSES
Unaudited figures (thousands)

	January - June
	2010	2009	% Chg

Final Clients Accesses	273,513.3	260,105.6	5.2
Fixed telephony accesses (1)	41,743.5	41,952.8	(0.5)
Internet and data accesses	18,117.0	14,878.1	21.8
Narrowband	1,599.0	1,654.0	(3.3)
Broadband (2)	16,351.8	13,059.5	25.2
Other (3)	166.1	164.6	0.9
Mobile accesses	210,978.3	200,853.1	5.0
Prepay	146,628.4	144,548.9	1.4
Contract	64,349.9	56,304.2	14.3
Pay TV	2,674.5	2,421.6	10.4

Wholesale Accesses	4,249.0	3,808.5	11.6
Unbundled loops	2,382.2	2,003.2	18.9
Shared ULL	324.8	546.1	(40.5)
Full ULL	2,057.4	1,457.1	41.2
Wholesale ADSL (4)	577.6	475.0	21.6
Other (5)	1,289.2	1,330.4	(3.1)

Total Accesses	277,762.3	263,914.1	5.2

Notes:

-	Year-on year changes are affected by the disconnection of inactive customers in December 2009 and in the second quarter of 2010, as well as the inclusion of the customers of HanseNet since March 2010.

(1)
PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/ 6 Access x30. Company’s accesses for internal use and total fixed wireless included. Includes VoIP and Naked ADSL.

(2)	ADSL, satellite, optical fibre, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.

(4)	Includes ULL rented by T. O2 Germany.

(5)	Circuits for other operators. Includes Wholesale Line Rental (WLR) in Spain.
January — June 2010 Results Telefónica 3

TELEFÓNICA GROUP
Consolidated Results
The structure of the Telefónica Group by business unit Telefónica España, Telefónica Latinoamérica and Telefónica Europe, in line with the current integrated, regional management model, means that the legal structure of the companies is not relevant for the presentation of Group financial information.
Therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a regional basis, revenue and expense resulting from intra-group invoicing for use of the brand and management contracts have been excluded from the operating results for each Group region. At the same time, the impacts derived from projects managed at a centralized level are included at a regional level. In any case, these effects do not have an impact on consolidated results.
In line with this reorganisation, Telefónica has included in Telefónica España, Telefónica Latinoamérica and Telefonica Europe all the information related to the fixed, mobile, cable, Internet and pay tv businesses, in accordance with its geographic allocation. The “Other companies” heading includes the Atento Business and other holding companies and eliminations in the consolidation process.
Also, in the context of the organisation and integrated management of the fixed and wireless businesses in Spain, and with the objective of facilitating understanding and monitoring of the financial performance of the Company’s operations in this market and avoiding distortions which, without affecting the consolidated results of Telefónica España, may result in an erroneous interpretation of the individual performance of each of the businesses — especially at the level of operating expenses and investment —, from the first quarter of 2010 the Company has decided to publish the selected consolidated financial data corresponding to Telefónica España, providing breakdown by business only at a revenue level. The Company will continue to report all the operating metrics previously reported.
With regard to financial results, it is worth mentioning that during 2009 and the beginning of 2010 several factors have surfaced with respect to the Venezuelan economy that according to International Financial Reporting Standards (IFRS) led to consider as hyperinflationary from January 1st, 2009. As a result, the financial results of Telefónica Group and, therefore, those of Telefónica Latinoamérica and the Atento Group published related to the fiscal year 2009 were restated taking into consideration the above mentioned effects.
Defintions:
Organic growth, in financial terms, assumes constant exchange rates as of H1 09 (average fx) and excludes the consolidation of HanseNet (since mid February) and Jajah (January-June) in 2010. Telyco Morocco results are excluded in January-June 2009, after its exclusion from the perimeter of consolidation since January 1st, 2010. OIBDA and OI figures do not include the impact of the capital gain registered in the second quarter of 2010 from Manx Telecom disposal. It excludes hyperinflationary accounting in Venezuela in both years. CapEx excludes investment in spectrum in Germany made in the second quarter of 2010 (1,379 million euros). In terms of KPI’s, HanseNet accesses are excluded, being this asset included in the Group consolidated perimeter from mid-February 2010. On the other hand, accesses from Medi Telecom are excluded from Group’s mobile accesses, after its disposal in the fourth quarter of 2009. On the other hand, organic and reported net adds exclude the disconnections of inactive customers made in the second quarter of 2010.
Growth ex-regulatory impacts: Mobile termination rate cuts are excluded.
Comparable growth in T. España: Since January 1st, 2010 Telefónica España’s consolidation perimeter does not include Telyco Morocco. The comparable basis excludes the following effects: Universal Service Obligation: +75 million euros in revenues and +22 million euros in OIBDA in the first quarter of 2009; property capital gains: +0.4 million euros in OIBDA in the first quarter of 2009; exit of Telyco Morocco from the consolidation perimeter: +17 million euros in revenues and +0.7 million euros in OIBDA in the first quarter of 2009 and +16 million euros in revenues and +0.6 million euros in OIBDA in the second quarter of 2009; revision of the estimates for the adjustment to workforce provision provided for in prior periods to 2009: +90 million euros in OIBDA in the second quarter of 2009, and TV tax: -38 million euros in OIBDA in the first quarter of 2010 and -35 million euros in the second quarter of 2010.
Efficiency ratio definition: Last twelve months (OpEx+CapEx-Internal expenses capitalized in fixed assets)/Revenues. CapEx excludes the acquisition of spectrum and Efficiency Program at T. España.
January — June 2010 Results Telefónica 4

TELEFÓNICA GROUP
Consolidated Results
During the first half of 2010, Telefónica made progress with the priorities it had set for the full year, with a significant pick up in growth in financial results, both in terms of revenues and OIBDA, in line with the Company’s internal expectations.
With a gradual economic recovery in those markets in which Telefónica operates, and thanks to a major commercial push over the last few quarters, total accesses reached 277.8 million by the end of June 2010, with year-on-year growth at 7.2% in organic terms (reported +5.2%). By region, of particular note are the expansion of the customer base at Telefónica Latinoamérica (+9.5% year-on-year) and Telefónica Europe (+6.1% year-on-year in organic terms; +14.6% reported).
As a result, the Company has added more than 13.4 million new customers since the beginning of the year (9.0 million in organic terms; 2.4 times higher than in the first half of 2009). Particularly noteworthy are the net adds posted in the second quarter, which reached 4.7 million accesses (4.8 million in organic terms; 2.2 times higher than the figure for the same period last year).
This performance reflects not only the increased commercial efforts of the different Group companies, which increased the total number of gross adds by 16.2% year-on-year in the first six months of 2010 (+15.6% in the second quarter), but also the continued improvement in total churn, which has dropped to 2.2% up to June 2010 (-0.1 percentage points versus the first half of 2009). The lower churn across all services was driven by quality improvements and successful customer loyalty and retention programmes.
By access type:
•
Mobile accesses of the Telefónica Group rose 9.7% year-on-year in organic terms (+5.0% reported) to 211.0 million by the end of June 2010, with 8.9 million organic net adds in the first six months of 2010 (+76.2% compared to the same period in 2009). Organic net adds over the last three months were particularly significant at 4.5 million accesses, 1.7 times the figure registered in the second quarter of 2009, in organic terms.

For the second quarter in a row, and as a result of the Company focus on higher-value customers, there was a significant rise in contract net adds to account for 59% of total net adds in the second quarter (56% in the first half vs. 46% in the first half of 2009). This has left a total of 64.3 million contract customers (+14.9% year-on-year in organic terms), which represents 31% of Group mobile accesses (vs. 29% last year, excluding Medi Telecom).

At the same time, mobile broadband accesses continue to grow strongly, reaching 17 million (+84.6% year-on-year) as of June 30th.

By region, it is worth highlighting that 2010 first-half net adds increased year-on-year across all regions, with a particularly solid performance at Telefónica España, where the figure was more than 4 times higher, reaching 453 thousand accesses over the six-month period (264 thousand in the second quarter).

Net adds in Latin America exceeded 7.2 million accesses, almost tripling the first-half figure in 2009. Net adds in the second quarter of 2010 reached 3.5 million.
•
Retail fixed broadband accesses totalled 16.4 million, with organic growth of 9.2% year-on-year (+25.2% reported). There were 0.8 million net adds in organic terms in the first half (2.9 million in reported terms), 30.4% more than during the same period in 2009 (4.9 times higher in reported terms). Especially noteworthy were the first-half net adds at Telefónica Latinoamérica, which rose 71.5% year-on-year to almost half a million accesses thanks to the consolidation of the improving trend in Brazil and Colombia and continued growth in Peru, Argentina, and Chile. Meanwhile, Telefónica España net adds for the first six months of 2010 reached 143 thousand, 1.7 times the figure for the same period last year.

Bundles of voice, broadband, and TV services remain key to Group strategy and churn control. In Spain, nearly 90% of retail fixed broadband accesses are bundled as part of either a dual or triple service package, while in Latin America 57% of broadband accesses are bundled as part of a dual or triple package.

•	Pay TV accesses stood at 2.7 million at the end of June 2010, up 8.0% year-on-year in organic terms (+10.4% reported).
•
Fixed telephony accesses exceeded 41.7 million (-4.7% year-on-year in organic terms), recording a better performance in the last three months (-5.3% in organic terms in the first quarter). In reported terms, these accesses remained virtually flat year-on year (-0.5%).

January — June 2010 Results Telefónica 5

TELEFÓNICA GROUP
Consolidated Results
Increased commercial activity over the last few months boosted accesses and usage growth, enabling the consolidation of the acceleration in Group revenue growth in the first half. Revenues rose to 29,053 million euros in the first six months, a year-on-year organic growth of 2.0% (+0.9% in the first quarter), with an improved performance in the second quarter across all regions. Stripping out regulatory impacts, organic growth in revenues would be 3.3% versus the first half of 2009.
Organic revenue growth has been driven by significant increases at Telefónica Latinoamérica and Telefónica Europe, which contribute 2.5 percentage points and 0.8 percentage points to organic growth respectively, showing an acceleration in their year-on-year growth rates compared to the first three months of the year. Meanwhile, Telefónica España year-on year decline in revenues, in comparable terms, slowed slightly in the second quarter to -3.4% in the first half of the year, with a better performance in both the wireline and wireless businesses.
In reported terms, revenues were up 5.4% year-on-year in the first half of 2010 (+1.7% in the first quarter of 2010). This performance reflects the positive contribution from foreign exchange rates (+2.2 percentage points) despite the sharp depreciation of the Venezuelan Bolivar and the consolidation of Hansenet and Jajah from the first quarter of 2010 (positive contribution of 1.1 percentage points).
It is important to highlight the fact that Telefónica Latinoamérica and Telefónica Europe account for 67% of Group revenue, and that Telefónica España now only accounts for 32%.
By service, broadband connectivity revenues (both fixed and mobile) and revenues from applications and new services continue to increase their contribution to the Group figure.
Telefónica Group’s operating expenses amounted to 18,763 million euros over the first six months of the year, 5.5% more than in the same period in 2009 in organic terms (+10.0% in reported terms). By component:
•
Supply expenses in the first half of 2010 rose 3.9% year-on-year to 8,334 million euros. In organic terms, they were virtually flat (+0.3% year-on-year). This performance is mainly explained by the higher interconnection costs at Telefónica Latinoamérica and by the handset costs in all three regions on the back of the high commercial activity. These partially offset the drop in interconnection expenses at Telefónica Europe and the flat figure at Telefónica España.

•
Personnel expenses amounted to 3,793 million euros for the first half, an organic growth of 11.7% year-on-year (+16.4% in reported terms). The average number of employees over the first six months was 261,649 (+6 thousand versus June 2009), mainly due to the larger workforce at the Atento Group. Excluding Atento, Telefónica Group’s average workforce rose 0.7% year-on-year to 125,792.

It is worth noting that in the first half of 2009 the Company revised its estimates made in previous years relating to workforce restructuring programmes in various countries, being recognised as lower costs (97 million euros). In the first half of 2010 there were recorded restructuring charges, mainly at Telefónica Europe (23 million euros).

•
External service expenses amounted to 5,611 million euros over the first six months, a 10.8% year-on-year growth in organic terms (+17.5% reported). This increase is largely due to the higher commercial costs in the three regions and increased network and systems management expenses at Telefónica Latinoamérica and, to a lesser extent, at Telefónica Europe.

Elsewhere, within Telefónica Group’s strategy framework of launching global initiatives, it is worth highlighting that in the first half of 2010 the Group recorded a positive contribution from the centralization of processes within the Group, reaching 90 million euros at the revenue level and 85 million euros in terms of OIBDA.
Gains on sale of fixed assets amounted to 99 million euros in the first half of 2010, and were mainly the result of the disposal of Manx Telecom at the end of June, which generated a capital gain of 61 million euros.
As a result, operating income before depreciation and amortization (OIBDA) totalled 10,905 million euros in the first six months (+0.04% year-on-year in reported terms) after a significant uptake in growth in the second quarter to 4.0% (-4.1% in the first quarter). Foreign exchange rates explain 1.3 percentage point of the year-on-year change, while changes to the consolidation perimeter add another 1.1 percentage points.
OIBDA margin reached 37.5% over the six-month period, with a 0.8 percentage point improvement versus the first quarter (-2.0 percentage points year-on-year in reported terms; -1.7 percentage points in organic terms).
OIBDA fell 2.3% year-on-year in organic terms over the first six months, showing an improvement of 1.1 percentage points on the first quarter (-3.4%). The year-on-year comparison is skewed by increased commercial activity across all regions, with a strong focus on the contract segment in the mobile business, and the negative impact of regulatory measures and non-recurrent effects, which account for 2.7 percentage points of the year-on-year change.
January — June 2010 Results Telefónica 6

TELEFÓNICA GROUP
Consolidated Results
By region, the highlights are the solid OIBDA growth at Telefónica Latinoamérica, which rose 3.9% in organic terms (+6.1% reported) versus the first half of 2009 (+3.4% to March) and more than offsets the lower contribution from Telefónica España (-5.8% in comparable terms; -9.5% reported), which has been hit by the adverse economic conditions and the increased commercial activity. As a result, 60% of Group OIBDA was generated outside Spain in the first half of 2010.
Depreciation and amortization in the first half of 2010 reached 4,449 million euros, a year-on-year decrease of 4.8% in organic terms, in line with the performance posted in the first quarter, with reductions recorded at Telefónica España and Telefónica Latinoamérica. In reported terms, depreciation and amortization rose 0.9% year-on-year.
This left Operating income (OI) for the first six months at 6,456 million euros (-0.6% in reported terms), showing an organic growth of 0.2% year-on-year, an improvement on the -2.4% posted in the first quarter.
First-half profit from associates rose to 72 million euros, compared to 30 million euros over the same period last year. This improvement is largely due to the better results from the Company’s stake in Telco S.p.A and the inclusion of China Unicom’s results (in the first half of 2009 the latter was not consolidated under the equity method).
Net financial expenses at the end of June 2010 amounted to 1,254 million euros (-13.7% year-on-year).Year-on-year performance is explained mainly by:
•	Changes in the foreign exchange gains and losses up to June 2010 yielded a lower expense of 37 million euros in comparison with June 2009.
•	A 24 million euros decrease in expenses due to interest rate drops captured throughout last year mainly in European currencies.
•
Changes of the actual value of commitments derived mainly from the pre-retirement plans and other positions equally accounted at market value have generated a lower expense of 68 million euros in comparison with the same period of the previous year.

•	Changes in Venezuela’s hyperinflation effect yielded a lower expense of 137 million euros.
•	An increase of 6.0% in the average debt has generated expenses of 67 million euros.
Interest related financial expenses during first half of 2010 amounted to 1,172 million euros, a cost of 4.9% over total average financial debt of 47,840 million euros. Total average financial expenses over total average financial debt totalled 5.3%.
Free cash flow generated by the Telefónica Group up to the end of June 2010 amounted to 2,467 million euros, of which 2,938 million euros were assigned to Telefónica S.A. dividend payment, 730 million euros were devoted to the acquisition of Telefónica treasury shares and 427 million euros to commitment cancellations derived mainly from the pre-retirements plans. In addition, there was a net payment of 1,025 million euros due to financial investments and divestments. As a result, net financial debt increased by 2,653 million euros. On the other hand, net debt increased by an additional 2,208 million euros because of the foreign exchange impact, changes in the consolidation perimeter and other effects on financial accounts. All this has led to an increase of 4,861 million euros with respect to the net financial debt at the end of 2009 (43,551 million euros), leaving the final figure at June 2010 at 48,412 million euros.
The leverage ratio, net debt over OIBDA, is maintained at 2.2x, stable vs. March.
During the first half of 2010, the financing activity of the Telefónica Group, excluding short term Commercial Paper Programmes activity, rose to over 5,400 million equivalent euros considering the euro dollar forex rate at the end of June, with the main objective of financing in advance 2011 debt at the Holding level. To highlight the 5 years Euro-denominated bond issue for an amount of 1,400 million raised in March and the US dollar-denominated bond issue for an amount of 3,500 million dollars raised in April, distributed in three tranches: 3 year 1,200 million dollars, 5 year 900 million dollars and a 10 year tranche of 1,400 million dollars. It is also worth mentioning the loan facility for telecom equipment purchases for an amount of nearly 500 million dollars with the guaranty of the Swedish Export Credit Agency (EKN) signed in February.
During the first half, we have proceed to pay back banking debt (syndicate facility) maturing in 2011 for an amount of 2,200 million euros.
January — June 2010 Results Telefónica 7

TELEFÓNICA GROUP
Consolidated Results
Telefónica S.A. and its holding companies have continued active during the first half of the year under its various Commercial Paper Programmes (Domestic and European), for an outstanding balance of approximately 1,400 million euros at June.
Regarding Latin America, Telefónica subsidiaries have tapped the capital markets up to June for an amount of nearly 800 million equivalent euros, mainly for refinancing 2010 maturities.
At the end of June 30th, bonds and debentures represented 67% on the consolidated financial debt breakdown, while debt with financial institutions reached a 33% weight.
In the first of 2010 corporate income tax reached 1,428 million euros, implying a 27.1% accrued tax rate.
Losses attributable to minority interests reduced net profit in the first half of 2010 by 71 million euros (-64 million euros in the first half of 2009), mainly due to minority interests in the profits of Telesp, Telefónica O2 Czech Republic and in the losses of Telefónica Telecom. The year-on-year growth of 10.8% is explained by the increased profits attributable to minority interests at Telesp and Brasilcel.
As a result, consolidated net income in the first half of 2010 reached 3,775 million euros, an increase of 9.4% versus the same period last year. Basic earnings per share stood at 0.83 euros, 10.1% higher than in the first six months of 2009.
First-half CapEx (excluding spectrum acquisitions) totalled 2,916 million euros (+0.9% year-on-year in organic terms and +5.1% in reported terms excluding spectrum acquisitions), with investment in growth and transformation projects remaining a priority (77% of total investment, excluding spectrum acquisitions, at the end of June 2010), particularly those aimed at meeting demand for fixed and mobile broadband services.
It should be highlighted that in the second quarter of 2010 Telefónica 02 Germany acquired additional spectrum for 1,379 million euros (2 blocks of 800MHz, 1 of 2.0GHz, and 4 of 2.6GHz), which left first-half CapEx (including the investment relating to this spectrum acquisition) at 4,295 million euros.
As a result, operating cash flow (OIBDA-CapEx) for the first six months (excluding the spectrum acquisition) remained very strong, at 7,989 million euros (-3.4% year-on-year in organic terms; -1.7% in reported terms excluding spectrum acquisition). The solid growth at Telefónica Latinoamérica (+6.3% in organic terms to 3,239 million euros) and at Telefónica Europe (organic growth of 3.1% to 1,279 million euros) did not offset the decline at Telefónica España, whose operating cash flow dropped 9.2% in comparable terms to 3,547 million euros. If we include the CapEx related to the spectrum acquisition in Germany, operating cash flow would be 6,610 million euros.
Finally, economies of scale and efficient management of operating expenses and CapEx led to an efficiency ratio of 75.3%.
January — June 2010 Results Telefónica 8

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - June			April - June
	2010	2009	% Chg	2010	2009	% Chg

Revenues	29,053	27,565	5.4	15,120	13,867	9.0
Internal exp capitalized in fixed assets	334	319	4.8	184	163	12.7
Operating expenses	(18,763)	(17,062)	10.0	(9,742)	(8,475)	15.0
Supplies	(8,334)	(8,023)	3.9	(4,309)	(3,996)	7.8
Personnel expenses	(3,793)	(3,258)	16.4	(1,951)	(1,565)	24.7
Subcontracts	(5,611)	(4,777)	17.5	(2,951)	(2,429)	21.5
Bad Debt Provisions	(434)	(432)	0.5	(218)	(217)	0.2
Taxes	(592)	(572)	3.4	(314)	(267)	17.3
Other net operating income (expense)	145	86	68.3	122	22	n.m.
Gain (loss) on sale of fixed assets	99	(3)	c.s.	95	(9)	c.s.
Impairment of goodwill and other assets	37	(5)	c.s.	12	(3)	c.s.
Operating income before D&A (OIBDA)	10,905	10,900	0.0	5,791	5,566	4.0
OIBDA margin	37.5%	39.5%	(2.0 p.p. )	38.3%	40.1%	(1.8 p.p. )
Depreciation and amortization	(4,449)	(4,407)	0.9	(2,264)	(2,231)	1.5
Operating income (OI)	6,456	6,493	(0.6)	3,527	3,336	5.7
Profit from associated companies	72	30	140.8	36	25	43.0
Net financial income (expense)	(1,254)	(1,453)	(13.7)	(681)	(679)	0.4
Income before taxes	5,274	5,070	4.0	2,882	2,682	7.4
Income taxes	(1,428)	(1,554)	(8.1)	(714)	(819)	(12.8)
Income from continuing operations	3,846	3,516	9.4	2,167	1,863	16.3
Income (Loss) from discontinued ops.	0	0	(40.5)	(0)	0	c.s.
Non-controlling interests	(71)	(64)	10.8	(47)	(33)	42.8
Net income	3,775	3,452	9.4	2,120	1,830	15.9
Weighted average number of ordinary shares outstanding during the period (millions)	4,532	4,560	(0.6)	4,521	4,553	(0.7)
Basic earnings per share (euros)	0.83	0.76	10.1	0.47	0.40	16.7
Notes:

-
HanseNet and Jajah have been included in Telefónica Europe’s consolidation perimeter since mid February 2010 and 1 January 2010 respectively, and the perimeter of consolidation of Telefónica España excludes Telyco Morocco since January 1st, 2010.

-
For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IFRS rule 33 “Earnings per share”. Thereby, there are not been taken into account as outstanding shares the weighted average number of shares held as treasury stock during the period.

-	2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years.

-	OIBDA includes a capital gain of 61 million euros from the sale of Manx Telecom in the second quarter of 2010.
January — June 2010 Results Telefónica 9

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
RESULTS BY REGIONAL BUSINESS UNITS
Unaudited figures (Euros in millions)

	REVENUES			OIBDA			OIBDA MARGIN
	January - June			January - June			January - June
	2010	2009	% Chg	2010	2009	% Chg	2010	2009	% Chg

Telefónica España (1)	9,321	9,757	(4.5)	4,377	4,838	(9.5)	47.0%	49.6%	(2.6 p.p.	)
Telefónica Latinoamérica	12,063	10,946	10.2	4,490	4,233	6.1	37.2%	38.7%	(1.4 p.p.	)
Telefónica Europe (2)	7,278	6,571	10.8	2,035	1,879	8.3	28.0%	28.6%	(0.6 p.p.	)
Other companies and eliminations	390	291	34.2	2	(50)	c.s.	n.m.	n.m.	n.m.
Total Group (2)	29,053	27,565	5.4	10,905	10,900	0.0	37.5%	39.5%	(2.0 p.p.	)

	OPERATING INCOME			CAPEX			OpCF (OIBDA-CAPEX)
	January - June			January - June			January - June
	2010	2009	% Chg	2010	2009	% Chg	2010	2009	% Chg

Telefónica España (1)	3,388	3,771	(10.2)	831	739	12.3	3,547	4,099	(13.5)
Telefónica Latinoamérica	2,586	2,409	7.4	1,252	1,215	3.0	3,239	3,018	7.3
Telefónica Europe (2)(3)	552	428	29.0	2,135	749	185.0	(100)	1,130	c.s.
Other companies and eliminations	(70)	(115)	(38.7)	78	72	8.4	(76)	(122)	(37.8)
Total Group (2)(3)	6,456	6,493	(0.6)	4,295	2,776	54.7	6,610	8,125	(18.6)

(1)
Since January 1 st 2010, the perimeter of consolidation of Telefónica España excludes Telyco Marruecos. In comparable terms revenues of Telefónica España would decline by 3.4%, OIBDA would decrease by 5.8% and OpCF would drop 9.2%. The comparable basis excludes the following effects: Universal Service Obligation: 75 million euros in revenues and 22 million euros in OIBDA in the first quarter of 2009; real estate capital gains: 0.4 million euros in OIBDA in the first quarter of 2009, exit of Telyco Morocco from the consolidation perimeter: 17 million euros in revenues and 0.7 million euros in OIBDA in the first quarter of 2009 and 16 million euros in revenues and 0.6 million euros in OIBDA in the second quarter of 2009; revision of the estimates for the adjustment to workforce provision provided for in prior periods to 2009: 90 million euros in OIBDA in the second quarter of 2009, and TV tax: 38 million euros in OIBDA in the first quarter of 2010 and 35 million euros in the second quarter of 2010.

(2)
HanseNet and Jajah have been included in Telefónica Europe’s consolidation perimeter since mid February 2010 and 1 January 2010, respectively. Additionally, OIBDA includes a capital gain of 61 million euros from the sale of Manx Telecom in the second quarter of 2010.

(3)	CapEx includes 1,379 million euros from the acquisition of sprectrum in Germany in the second quarter of 2010.

Notes:

-	OIBDA and OI are presented bebore brand fees and management fees.

-	OIBDA margin calculated as OIBDA over revenues.

-	2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years.

-
Changes in organic terms and excluding spectrum, CapEx variations would be -5.8% in T. Europe, and 0.9% for the Telefónica Group. For OpCF, changes would be 3.1% for T. Europe and -3.4% for the Telefónica Group.

January — June 2010 Results Telefónica 10

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Unaudited figures (Euros in millions)

	June 2010	December 2009	% Chg

Non-current assets	91,507	84,311	8.5
Intangible assets	17,816	15,846	12.4
Goodwill	20,489	19,566	4.7
Property, plant and equipment and Investment property	33,824	32,003	5.7
Non-current financial assets and investments in associates	13,116	10,925	20.1
Deferred tax assets	6,262	5,971	4.9
Current assets	23,477	23,830	(1.5)
Inventories	1,130	934	21.0
Trade and other receivables	11,769	10,622	10.8
Current tax receivable	1,385	1,246	11.1
Current financial assets	2,059	1,906	8.0
Cash and cash equivalents	6,654	9,113	(27.0)
Non-current assets held for sale	480	9	n.m.

Total Assets = Total Equity and Liabilities	114,984	108,141	6.3

Equity	21,990	24,274	(9.4)
Equity attributable to equity holders of the parent	19,375	21,734	(10.9)
Non-controlling interests	2,615	2,540	2.9
Non-current liabilities	55,537	56,931	(2.4)
Non-current financial debt	45,734	47,607	(3.9)
Deferred tax liabilities	3,631	3,082	17.8
Non-current provisions	4,983	4,993	(0.2)
Other non-current liabilities	1,189	1,249	(4.8)
Current liabilities	37,457	26,936	39.1
Current financial debt	15,876	9,184	72.9
Trade and other payables	8,375	7,365	13.7
Current tax payables	3,142	2,766	13.6
Current provisions and other liabilities	10,063	7,621	32.0

Financial Data

Net financial Debt (1)	48,412	43,551	11.2

(1)
Net Financial Debt = Long term financial debt + Other long term liabilities + Short term financial debt — Short term financial investments - Cash and cash equivalents — Long term financial assets and other non-current assets.

Note: 2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years.
January — June 2010 Results Telefónica 11

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
FREE CASH FLOW AND CHANGE IN DEBT
Unaudited figures (Euros in millions)

		January - June
		2010	2009	% Chg

I	Cash flow from operations	9,537	9,954	(4.2)
II	Net interest payment (1)	(1,215)	(1,268)
III	Payment for income tax	(1,213)	(1,344)
A=I+II+III	Net cash provided by operating activities	7,109	7,343	(3.2)
B	Payment for investment in fixed and intangible assets (2)	(5,004)	(4,082)
C=A+B	Net free cash flow after CapEx	2,105	3,260	(35.4)
D	Net Cash received from sale of Real Estate	14	233
E	Net payment for financial investment	(1,039)	(141)
F	Net payment for operations with minority shareholders and treasury stock (3)	(3,733)	(2,806)
G=C+D+E+F	Free cash flow after dividends	(2,653)	548	c.s.
H	Effects of exchange rate changes on net financial debt	2,972	1,005
I	Effects on net financial debt of changes in consolid. and others	(764)	865
J	Net financial debt at beginning of period	43,551	42,733
K=J-G+H+I	Net financial debt at end of period	48,412	44,055	9.9

(1)	Including cash received from dividends paid by subsidiaries that are not fully consolidated.

(2)	Includes 1,379 million euros from the acquisition of spectrum in Germany in the second quarter of 2010.

(3)	Dividends paid by Telefónica S.A., operations with treasury stock and operations with minority shareholders from subsidiaries that are fully consolidated.

-Note:	2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years.
RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)

	January - June
	2010	2009	% Chg

OIBDA	10,905	10,900	0.0
- CapEx accrued during the period	(4,295)	(2,776)
- Payments related to cancellation of commitments	(427)	(422)
- Net interest payment	(1,215)	(1,268)
- Payment for tax	(1,213)	(1,344)
- Results from the sale of fixed assets	(99)	3
-Investment In working capital and other deferred income and expenses	(1,550)	(1,834)
= Net Free Cash Flow after CapEx	2,105	3,260	(35.4)
+ Net Cash received from sale of Real Estate	14	233
- Net payment for financial investment	(1,039)	(141)
- Net payment for operations wirh minority shareholders and treasury stock	(3,733)	(2,806)
= Free Cash Flow after dividends	(2,653)	548	c.s.

	January - June
Unaudited figures (Euros in millions)	2010	2009	% Chg

Net Free Cash Flow after CapEx	2,105	3,260	(35.4)
+ Payments related to cancellation of commitments	427	422
- Operations with minority shareholders	(65)	(41)
= Free Cash Flow	2,467	3,642	(32.3)
Weighted average number of ordinary shares outstanding during the period (millions)	4,532	4,560
= Free Cash Flow per share (euros)	0.54	0.80	(31.8)

-	Notes:

-
The concept “Free Cash Flow” reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.

The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (workforce reductions and guarantees) and after operations with minority shareholders, due to cash recirculation within the Group.

-	2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years.

-	Includes 1,379 million euros from the acquisition of spectrum in Germany in the second quarter of 2010.
January — June 2010 Results Telefónica 12

TELEFÓNICA GROUP
Financial Data
NET FINANCIAL DEBT AND COMMITMENTS
Unaudited figures (Euros in millions)

		June 2010

	Long-term debt (1)	46,250
	Short term debt including current maturities	15,876
	Cash and cash equivalents	(6,654)
	Short and Long-term financial investments (2)	(7,060)
A	Net Financial Debt	48,412
	Guarantees to IPSE 2000	71
B	Commitments related to guarantees	71
	Gross commitments related to workforce reduction (3)	3,942
	Value of associated Long-term assets (4)	(821)
	Taxes receivable (5)	(1,108)
C	Net commitments related to workforce reduction	2,013
A + B + C	Total Debt + Commitments	50,496
	Net Financial Debt / OIBDA (6)	2.2x
	Total Debt + Commitments/ OIBDA (6)	2.3x

(1)	Includes “long-term financial debt” and 516 million euros of “other long-term debt”.

(2)	Current financial assets and 5,001 million euros recorded under the caption of “Non-current financial assets and investments in associates”.

(3)
Mainly in Spain. This amount is detailed in the captions “Long-term provisions” and “Short-term provisions and other liabilities” of the Statement of Financial Position, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, and “Provisions for Pension Funds of Other Companies”.

(4)
Amount included in the caption “Non-current financial assets and investments in associates” of the Statement of Financial Position. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.

(5)	Net present value of tax benefits arising from the future payments related to workforce reduction commitments.

(6)	Calculated based on June 2010 OIBDA linearly annualized, and excluding results on the sale of fixed assets.

- Note:	2010 reported figures include the hyperinflationary adjustments in Venezuela.
DEBT STRUCTURE BY CURRENCY
Unaudited figures

	June 2010
	EUR	LATAM	GBP	CZK	USD

Currency mix	69%	16%	7%	4%	4%
CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change

Moody’s	Baa1	P-2	Positive	17/02/2009
JCR	A	—	Stable	17/12/2008
S&P	A-	A-2	Stable/ CW Negat.	08/06/2010
Fitch/ IBCA	A-	F-2	Stable	25/11/2008
January — June 2010 Results Telefónica 13

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)
	Jan - Jun 2010	Jan - Jun 2009	June 2010	December 2009

USA (US Dollar/ Euro)	1.324	1.331	1.227	1.441
United Kingdom (Sterling/ Euro)	0.870	0.894	0.817	0.888
Argentina (Argentinean Peso/ Euro)	5.128	4.836	4.824	5.474
Brazil (Brazilian Real/ Euro)	2.379	2.915	2.211	2.508
Czech Republic (Czech Crown/ Euro)	25.730	27.126	25.695	26.465
Chile (Chilean Peso/ Euro)	695.396	780.031	671.456	730.460
Colombia (Colombian Peso/ Euro)	2,576.808	3,076.923	2,347.627	2,941.176
Guatemala (Quetzal/ Euro)	10.704	10.690	9.855	12.035
Mexico (Mexican Peso/ Euro)	16.769	18.433	15.531	18.812
Nicaragua (Cordoba/ Euro)	27.943	26.746	26.200	30.023
Peru (Peruvian Nuevo Sol/ Euro)	3.767	4.133	3.467	4.165
Uruguay (Uruguayan Peso/ Euro)	26.039	31.442	25.915	28.275
Venezuela (Bolivar Fuerte/ Euro) (3)	5.277	3.097	5.277	3.097

(1)	These exchange rates are used to convert the P&L and CapEx accounts of the Group foreign subsidiaries from local currency to euros.

(2)	Exchange rates as of 30/ June/ 10 and 31/ December/ 09.

(3)	After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/ Euro.
January — June 2010 Results Telefónica 14

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España1
Over the first half of 2010, Telefónica España has recorded a far higher level of commercial activity compared to the same period last year, focusing on growth services and contract customers, thereby consolidating its market leadership, in a quarter marked by a higher advertising activity, linked to the launch of the Movistar brand across the Company’s product and service range (both wireline and wireless).
In a challenging economic environment that keeps on affecting business performance, over the second quarter of 2010, the Company’s financial results continued to cement the gradual recovery witnessed in recent quarters in both revenue and OIBDA performance, with an improvement in year-on-year trends compared to the previous quarter, both on reported and comparable basis.
The slow but gradual recovery in revenue performance was underpinned by higher net adds over the first half of the year (453 thousand accesses, excluding 113 thousand disconnections in May due to the process of prepay customers identification), driven by higher gross adds (+19.7% year-on-year) and churn contention, as well as by better traffic behaviour. In the second quarter, net adds under the same criteria totalled 205 thousand accesses, similar to the previous three months. As a result, at the end of June 2010 the Company had 47.1 million accesses, with a noteworthy growth in retail broadband Internet accesses (fixed and mobile), in the pay TV business, and also in the contract segment of the wireless business.
Retail fixed Internet broadband customers posted a solid year-on-year growth of 5.4% at June 2010 to over 5.6 million accesses, recording 143 thousand net adds in the first half of 2010, 1.7 times the figure in the first half of 2009. Meanwhile, Pay TV customers rose 22.7% on June 2009 (+21.2% year-on-year to March 2010) to reach 748 thousand. Retail fixed telephony accesses at the end of June 2010 declined 7.0% year-on-year.
In the wireless business, the number of contract customers grew by 7.4% year-on-year (+6.7% to March) to reach 23.9 million wireless customers, having registered 453 thousand net adds over the first six months (excluding the disconnection of prepay customers already mentioned). Mobile broadband accesses surpassed the 3.8 million mark, 2.2 times the June 2009 figure, driven by the positive evolution of monthly wireless flat-rate data plans.
As a result, revenues amounted to 9,321 million euros in the first half of 2010, a 4.5% year-on-year decline (-3.2% in the quarter), negatively affected by the recognition of revenues associated with the Universal Service Obligation in the first quarter of 2009 (75 million euros), and the exit from the consolidation perimeter of Telyco Morocco (revenue contribution in the first half of 2009 of 33 million euros).
On a comparable basis, in the first six months of 2010 revenues declined 3.4% year-on-year. In the second quarter the comparable year-on-year decline narrowed to 2.9% (vs. -3.9% to March), thanks to the gradual recovery in wireless and wireline businesses.
It is worth highlighting the strong performance year-to-date in revenues from IT services (+10.7% year-on-year) and data services (+8.0% year-on-year) in the wireline business, as well as from wireless connectivity revenues (+64.4% year-on-year) and handset sales (+19.8% year-on-year) in the wireless business.
Operating expenses totalled 5,091 million euros in the first six months of 2010, virtually stable year-on-year (+1.4% year-on-year reported, -0.2% on a comparable basis). In the second quarter operating expenses on a comparable basis fell 0.8% year-on-year. By component on a comparable basis:

[1]
Since January 1st, 2010 Telefónica España’s consolidation perimeter does not include Telyco Morocco. The comparable basis excludes the following effects: Universal Service Obligation: +75 million euros in revenues and +22 million euros in OIBDA in the first quarter of 2009; property capital gains: +0.4 million euros in OIBDA in the first quarter of 2009; exit of Telyco Morocco from the consolidation perimeter: +17 million euros in revenues and +0.7 million euros in OIBDA in the first quarter of 2009 and +16 million euros in revenues and +0.6 million euros in OIBDA in the second quarter of 2009; revision of the estimates for the adjustment to workforce provision provided for in prior periods to 2009: +90 million euros in OIBDA in the second quarter of 2009, and TV tax: -38 million euros in OIBDA in the first quarter of 2010 and -35 million euros in the second quarter of 2010.

January — June 2010 Results Telefónica 15

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
•
External service expenses were similar to those in the first half of 2009 (-0.5% year-on-year both in comparable and reported basis) despite increased commercial activity. These expenses in the second quarter decreased 0.9% year-on-year.

•
Personnel expenses over the first six months increased 2.3% year-on-year (+3.7% in the second quarter), with the Telefónica España Group headcount standing at 35,286 at the end of June. In reported terms these expenses rose 10.6% year-on-year to June 2010, negatively affected by the revision of the estimates for the adjustment to workforce provision provided for in prior periods to 2009 (90 million euros), recorded in the second quarter of 2009.

•
Supply costs were flat year-on-year in the first half (-1.5% reported), as the higher mobile equipment costs were offset by lower interconnection expenses. In the second quarter, supply costs decreased 2.0% year-on- year, affected by the reduction in mobile termination rates in force since April.

•
Taxes decreased 3.1% year-on-year in the first half (-3.7% in the second quarter), but rising 6.4% on a reported basis, affected by the recognition in the first quarter of 2009 of 54 million euros relating to the Universal Service Obligation, compared with the recognition in the first half of 2010 of 73 million euros related to the TV tax.

•
The initiatives undertaken by the Company to improve bad debt levels paid off with a 22.4% year-on-year drop in bad debt provisions over the first six months, on both reported and comparable basis (-20.3% in the second quarter).

Operating income before depreciation and amortization (OIBDA) amounted to 4,377 million euros in the first half, posting a 9.5% year-on-year decline (-10.4% year-on-year to March), and leaving a margin of 47.0% (-2.6 percentage points year-on-year), affected by the loss of higher-margin revenues associated with wireline and wireless voice traffic and traditional access, and by the increased commercial activity over the period. Likewise, year-on-year performance was affected by the revision of the estimates for the adjustment to workforce provision provided for in prior periods to 2009, recorded in the second quarter of 2009.
OIBDA in comparable terms declined 5.8% year-on-year in the first half of 2010, with an improved performance in the second quarter (-3.7% year-on-year vs. -7.9% to March) explained by the ongoing recovery in revenue and the higher efficiencies captured. OIBDA margin on a comparable basis stood at 47.7% in the first half (down 1.2 percentage points on the first half of 2009), reaching 48.2% in the second quarter (-0.4 percentage points year-on-year).
CapEx totalled 831 million euros in the first half, up 12.3% year-on-year, reflecting the increased investment, specially focused on the development of the mobile broadband service.
Operating cash flow (OIBDA-CapEx) was 3,547 million euros to June 2010, posting on a comparable basis a year-on-year decline of 9.2% (-13.5% reported).
COMMERCIAL ACTIVITY AND REVENUE PERFORMANCE BY BUSINESS UNIT
WIRELINE BUSINESS2
The wireline access market remained virtually stable year-on-year over the first six months. Against this backdrop, Telefónica’s total wireline accesses (retail wireline telephony access, wholesale line rental-AMLT-, fully unbundled loops, and naked wholesale ADSL) continued to slow down its pace of year-on-year decline to 0.9% at the end of June (versus -1.4% to March).
Retail wireline telephony accesses, affected by ongoing loop unbundling, stood at 13.7 million at the end of June 2010 (14.7 million in June 2009), which represents an estimated market share of around 71%. Once again this quarter, it is worth noting the slowdown in the pace of access net losses both year-on-year and quarter-on-quarter, as evidenced by the net loss of 259 thousand lines in the second quarter (-17.5% year-on-year). As a result, net line losses in the first six months of 2010 (536 thousand) were 15.5% smaller than a year earlier. It should be also noted that this loss of retail wireline accesses is partially offset by net growth in wholesale accesses, which continue to generate revenue for the Company.

[2]
Since January 1st,, 2010, Telefónica España’s consolidation perimeter does not include Telyco Morocco. The comparable basis excludes the following effects: Universal Service Obligation: 75 million euros in revenue in the first quarter of 2009 and the exit of Telyco Morocco from the consolidation perimeter: 17 million euros in revenue in the first quarter of 2009 and 16 million euros in revenue in the second quarter of 2009.

January — June 2010 Results Telefónica 16

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
The number of pre-selected lines continued to decline (by almost 111 thousand in the second quarter and by 240 thousand over the first six months), to around 817 thousand lines by the end of June.
Telefónica remains market leader in wireline broadband Internet accesses with more than 5.6 million accesses at the end of June 2010 (+5.4% year-on-year) and an estimated market share over 54%. Net adds in the first half reached 143 thousand, 1.7 times the amount recorded in the same period last year. This performance was underpinned by higher gross adds and by the reduction in churn, which reflects the Company’s continued focus on a quality proposition, being worth highlighting the increase in upload speed in the 6 and 10 Mb services. At the end of June, the total estimated market topped 10.3 million accesses, extending the improving trend seen in recent months, with an estimated 8.6% year-on-year growth.
Driven by naked wholesale ADSL accesses, the Company’s wholesale indirect broadband accesses registered first-half net adds of 105 thousand, leaving a total of 464 thousand accesses at the end of June (+25.9% year-on-year). In the second quarter net adds were 45 thousand accesses, 24.4% lower than in the first quarter of the year.
Total unbundled loops rose 19.5% year-on-year to 2.3 million at the end of June, of which less that 14% were shared loops, and the remainder full unbundled loops (including 530 thousand naked shared access loops). However, a slow down in the second quarter performance was witnessed, with net adds of approximately 71 thousand, down 33.3% on the previous quarter (178 thousand in the first half of 2010). Shared access loops decreased by 55 thousand in the second quarter of 2010 (-123 thousand in the first six months), while quarterly net adds of full unbundled loops (127 thousand accesses, of which 32% are shared naked access loops) were 27.4% fewer in the second quarter than in the first. Full unbundled loops net adds in totalled 301 thousand in the first six months, flat year-on-year.
Pay-TV accesses, meanwhile, posted close to 45 thousand net adds in the first half (compared to a net loss in the first half of 2009), leaving the total customer base around 748 thousand (+22.7% year-on-year) and its market share at an estimated 18%.
The total number of Dúo and Trío accesses accounted for nearly 90% of the Company’s retail broadband Internet accesses at the end of June 2010.
Revenues stood at 5,687 million euros in the first six months of the year, down 6.0% year-on-year, marking an improvement on the first-quarter performance (-7.7% year-on-year to March). On a comparable basis, revenues declined 4.3% year-on-year in the first half (-3.8% year-on-year in the second quarter). Breakdown by item:
•
Traditional access revenues to June 2010 decreased 9.1% year-on-year, slightly improving versus the first-quarter performance (-8.8% in the second quarter), mainly affected by the lower number of accesses (-7.0% year-on-year) and lower average revenue per line. On a reported basis, revenue was down 14.1% year-on-year, with a significant impact from the booking of 75 million euros revenues associated with the recognition of Universal Service Obligation in the first quarter of 2009.

•
Voice service revenues in the first half declined 10.1% year-on-year, as a result of lower fixed-to-mobile and international traffic, and the growing weight of traffic under flat-rate plans, albeit they had a better performance in the second quarter (-9.1% year-on-year) driven by a slightly improved traffic behaviour.

•	Internet and broadband revenues were stable year-on-year compared to June 2009 (+0.3% in the quarter):
•
Retail broadband revenues narrowed 2.3% year-on-year in the first half, mainly driven by the drop in effective ARPU (-7.4% year-on-year to June). In the second quarter (-2.7% year-on-year) revenues were affected by promotions in an increasing competitive market.

•
Year-on-year growth in wholesale broadband revenues ramped up (+24.2% year-on-year over the first six months of 2010, +30.3% in the second quarter), reflecting the higher number of unbundled loops and wholesale ADSL accesses.

•
Revenue from data services posted a year-on-year growth of 8.0% in the first half (+7.6% in the second quarter), primarily driven by increased revenue from circuits leased to mobile operators, mainly Telefónica Móviles España, as a result of the rapid growth in mobile broadband. Stripping out intra-group revenue, growth in these revenues would be 0.9% year-on-year in the first half of 2010.

•	Revenue from IT services continued to perform strongly, posting a year-on-year growth of 10.7% for the first six months, following a significant pick up in the second quarter (+14.0% year-on-year).
January — June 2010 Results Telefónica 17

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
WIRELESS BUSINESS
At the end of June 2010, penetration in the Spanish wireless telephony market was estimated at 122%, a year-on-year increase of 3 percentage points.
Telefónica maintained its high level of commercial activity over the second quarter of 2010, reaching similar levels to those seen over the first three months of the year, with a 13.2% year-on-year increase in the first half of the year compared to the same period last year. This positive commercial performance is mainly the result of a significant increase in the number of gross adds (+27.0% year-on-year in the first six months, +23.3% in the second quarter), which has been specially focused on contract customers, as reflected by the 36.7% year-on-year increase in contract gross adds in the first half of 2010. This focus allows the Company to maintain its revenue market share leadership, being the company with the widest gap between revenue and customer market share in Spain.
The churn rate stood at 2.3% both in the first half and the second quarter, slightly above last year’s levels (+0.4 percentage points to June 2009). Churn rate in the contract segment remains well below the blended ratio, at 1.4% both in the first half and in the second quarter, broadly flat year-on-year.
As a result of the significant effort on the commercial front and churn contention, net adds in the first half amounted to 453 thousand, excluding the disconnections made in May due to the process of identification of prepay customers, a significant increase on the 111 thousand registered in the first half of 2009. Under the same criteria, second quarter net adds stood at 264 thousand, compared with 101 thousand in the same period last year. In both cases, growth was driven by the good performance in the contract segment, where net adds reached 253 thousand in the second quarter (141 thousand in same period last year) and 449 thousand in the first half (127 thousand in the first six months of 2009). It is worth highlighting the improved quarterly performance in number portability relative to recent quarters. The Company managed to significantly reduce the loss registered in the previous quarter, achieving positive net adds in the contract segment (over 7 thousand accesses) similar to the figure recorded along the year 2009.
In all, the Company’s mobile customer base at the end of June 2010 stood at 23.9 million accesses, (+0.7% year-on-year), affected by the disconnection of 715 thousand inactive prepay accesses in December followed by a further 113 thousand in May, due to the identification process on prepay customers, with no material impact on the Company’s financial performance.
The strong growth in the contract customer base over the last twelve months (+7.4% with an acceleration of 0.7 percentage points compared to March 2010 figure), drove the contract segment to account for over 66% of the Company’s total mobile accesses, 4 percentage points more than in June 2009.
The year-on-year improvement in traffic is also worth to highlight, rising 0.6% year-on-year over the second quarter, notwithstanding heavy promotional campaigns throughout 2009, and leaving traffic up 0.4% year-on-year in the first half of 2010.
Total ARPU stood at 25.6 euros in the first half (-7.2% year-on-year), slightly improving on the previous quarter, affected by lower mobile termination rates (-21.3% following the cuts implemented in October 2009 and April 2010). Total ARPU in the second quarter declined 7.1% year-on-year.
Voice ARPU (-9.2% year-on-year in the first half, -9.1% in the quarter) continues to be eroded by lower mobile termination rates and changes in customer usage patterns, reaching 20.3 euros in the first half. Outgoing ARPU performed relatively better than total ARPU, narrowing in the first half of 2010 by 6.9% year-on-year (-7.1% in the second quarter).
Data ARPU was 5.3 euros in the first six months of the year (+1.3% year-on-year), with an improved trend in the second quarter (+1.6% year-on-year) thanks to a better performance from interpersonal communications revenues despite the drop in Premium SMS following the regulatory changes introduced in the fourth quarter of 2009, and the lack of “Superconcursos” compared to the second quarter of 2009.
It is worth highlighting the outstanding performance of wireless connectivity revenues, which continued to rise at a similar year-on-year rate to the first quarter (+60.7% in the second quarter; +64.4% in the first half). This solid growth is being driven by strong demand for mobile broadband services, where accesses had passed the 3.8 million mark by June 2010, 2.2 times the June 2009 figure. As a result, data ARPU accounted for 20.7% of total ARPU in the first half of 2010 (+1.7 percentage points year-on-year).
January — June 2010 Results Telefónica 18

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
In all, revenues amounted to 4,213 million euros in the first six months of 2010, with a sustained slow down in the year-on-year pace of decline (-3.4% in the first half, -3.2% in the second quarter). By item:
•
Service revenues totalled 3,613 million euros over the first six months, a drop of 6.4% versus the first half of 2009 and a decrease of 5.7% in the second quarter, improving by 1.3 percentage points versus the previous quarter (-7.1% year-on-year). It is worth noting that the reduction in mobile termination rates accounted for 3.2 percentage points of the year-on-year decline in the second quarter, and 3.4 percentage points over the first six months.

•
Customer revenues were 3.8% lower year-on-year in the first half at 3,120 million euros, following a better performance in the second quarter (-3.4% year-on-year) relative to the first quarter (-4.2% year-on-year), thanks to slight improvement in customer usage patterns.

•	Interconnection revenues declined 21.7% year-on-year to 407 million euros in the first half (-20.5% in the quarter), due to cuts in mobile termination rates.
•	Roaming-in revenues dropped 15.0% year-on-year to 59 million euros in the first six months of the year (-11.5% in the quarter), affected by the continued decrease in wholesale prices.
•	Revenue from handset sales totalled 600 million euros in the first half, which represented a 19.8% year-on-year growth, slightly below the increase recorded in the first quarter of 2010.
January — June 2010 Results Telefónica 19

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
TELEFÓNICA ESPAÑA
ACCESSES
Unaudited figures (thousands)

	2009			2010
	June	September	December	March	June	% Chg

Final Clients Accesses	44,676.7	44,858.6	44,164.2	44,181.1	44,113.8	(1.3)
Fixed telephony accesses (1)	14,691.4	14,482.5	14,200.1	13,922.5	13,663.9	(7.0)
Naked ADSL	0.0	0.0	14.7	30.3	37.0	n.m.
Internet and data accesses	5,660.1	5,728.7	5,722.5	5,797.8	5,823.0	2.9
Narrowband	297.6	276.5	219.5	194.8	179.6	(39.7)
Broadband (2)	5,331.4	5,423.5	5,476.8	5,578.6	5,620.3	5.4
Other (3)	31.1	28.7	26.2	24.4	23.2	(25.5)
Mobile accesses	23,715.6	23,993.2	23,538.6	23,727.8	23,879.1	0.7
Prepay (4)	9,021.2	8,984.0	8,204.5	8,197.2	8,095.6	(10.3)
Contract	14,694.4	15,009.1	15,334.1	15,530.6	15,783.5	7.4
Pay TV	609.5	654.3	703.0	733.0	747.8	22.7

Wholesale Accesses	2,369.1	2,418.1	2,614.0	2,844.3	3,004.1	26.8
WLR (5)	45.4	55.6	97.4	161.3	205.1	n.m.
Unbundled loops	1,950.7	2,021.3	2,153.8	2,260.5	2,331.8	19.5
Shared ULL	546.1	500.0	447.7	380.1	324.8	(40.5)
Full ULL (6)	1,404.7	1,521.3	1,706.1	1,880.5	2,007.0	42.9
Wholesale ADSL	368.8	337.2	359.0	419.0	464.4	25.9
Other (7)	4.2	3.9	3.7	3.3	2.8	(32.8)

Total Accesses	47,045.7	47,276.6	46,778.2	47,025.4	47,117.9	0.2

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/ 6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.

(2)	ADSL, satellite, optical fibre and broadband circuits.

(3)	Leased lines.

(4)	715 thousand inactive prepay accesses were disconnected in December 2009 and 113 thousand in May 2010.

(5)	Wholesale Line Rental.

(6)	Includes naked shared loops.

(7)	Wholesale circuits.
January — June 2010 Results Telefónica 20

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
TELEFÓNICA ESPAÑA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - June			April - June
	2010	2009	% Chg	2010	2009	% Chg

Revenues	9,321	9,757	(4.5)	4,688	4,844	(3.2)
Internal exp capitalized in fixed assets	123	97	26.6	65	53	23.5
Operating expenses	(5,091)	(5,023)	1.4	(2,546)	(2,457)	3.6
Supplies	(2,041)	(2,071)	(1.5)	(1,008)	(1,044)	(3.4)
Personnel expenses	(1,222)	(1,105)	10.6	(614)	(503)	22.1
Subcontracts	(1,508)	(1,516)	(0.5)	(765)	(773)	(1.0)
Bad debt provision	(87)	(112)	(22.4)	(45)	(57)	(20.3)
Taxes	(234)	(220)	6.4	(114)	(82)	39.5
Other net operating income (expense)	21	17	24.2	16	2	n.m.
Gain (loss) on sale of fixed assets	6	(7)	c.s.	3	(4)	c.s.
Impairment of goodwill and other assets	(2)	(3)	(27.1)	(1)	(1)	(17.9)
Operating income before D&A (OIBDA)	4,377	4,838	(9.5)	2,224	2,437	(8.7)
OIBDA margin	47.0%	49.6%	(2.6 p.p. )	47.5%	50.3%	(2.9 p.p. )
Depreciation and amortization	(990)	(1,067)	(7.3)	(497)	(536)	(7.4)
Operating income (OI)	3,388	3,771	(10.2)	1,728	1,900	(9.1)

Notes:

-	OIBDA and OI before brand fees.

-
Since January 1st 2010, the perimeter of consolidation of Telefónica España excludes Telyco Marruecos. In comparable terms revenues of Telefónica España would decline by 3.4%, OIBDA would decrease by 5.8% and OpCF would drop 9.2% in the first half of the year. The comparable basis excludes the following effects: Universal Service Obligation: 75 million euros in revenues and 22 million euros in OIBDA in the first quarter of 2009; real estate capital gains: 0.4 million euros in OIBDA in the first quarter of 2009, exit of Telyco Morocco from the consolidation perimeter: 17 million euros in revenues and 0.7 million euros in OIBDA in the first quarter of 2009 and 16 million euros in revenues and 0.6 million euros in OIBDA in the second quarter of 2009; revision of the estimates for the adjustment to workforce provision provided for in prior periods to 2009: 90 million euros in OIBDA in the second quarter of 2009, and TV tax: 38 million euros in OIBDA in the first quarter of 2010 and 35 million euros in the second quarter of 2010.

TELEFÓNICA ESPAÑA: WIRELINE BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)

	January - June			April - June
	2010	2009	% Chg	2010	2009	% Chg

Traditional Access (1)	1,196	1,391	(14.1)	593	650	(8.8)
Traditional Voice Services	1,826	2,030	(10.1)	908	999	(9.1)
Traffic (2)	1,031	1,136	(9.3)	511	548	(6.8)
Interconnection (3)	412	459	(10.3)	205	230	(10.6)
Handsets sales and others (4)	384	435	(11.8)	192	221	(13.4)
Internet Broadband Services	1,490	1,490	(0.0)	754	752	0.3
Narrowband	10	20	(50.5)	4	10	(55.6)
Broadband	1,481	1,471	0.7	750	742	1.0
Retail (5)	1,278	1,307	(2.3)	640	658	(2.7)
Wholesale (6)	203	163	24.2	110	84	30.3
Data Services	666	617	8.0	341	317	7.6
IT Services	259	234	10.7	137	120	14.0
Subsidiaries and eliminations	249	286	(12.7)	126	148	(15.3)
Revenues	5,687	6,049	(6.0)	2,859	2,987	(4.3)

(1)	Monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services) and Telephone booths surcharges and WLR access.

(2)	Local, domestic long distance, fixed to mobile and international traffic, Intelligent Network Services, Special Valued Services, Information Services (118xy), bonusses and others.

(3)	Includes revenues from fixed to fixed incoming traffic, mobile to fixed incoming traffic, and transit and carrier traffic.

(4)	Managed Voice Services and other businesses revenues.

(5)	Retail ADSL services and other Internet Services.

(6)	Includes Megabase, Megavía, GigADSL and local loop unbundling.

Notes:

-	Associated to the recognition of the Universal Service, 75 million Euros are included in traditional acceses in the first quarter of 2009.
January — June 2010 Results Telefónica 21

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)

	January - June			April - June
	2010	2009	% Chg	2010	2009	% Chg

Service Revenues	3,613	3,860	(6.4)	1,829	1,940	(5.7)
Customer Revenues	3,120	3,244	(3.8)	1,580	1,636	(3.4)
Interconnection	407	519	(21.7)	200	252	(20.5)
Roaming — In	59	69	(15.0)	36	40	(11.5)
Other	28	28	1.4	13	12	7.6
Handset revenues	600	501	19.8	291	250	16.6
Revenues	4,213	4,361	(3.4)	2,120	2,189	(3.2)
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED OPERATING DATA
Unaudited figures

	2009			2010
	Q2	Q3	Q4	Q1	Q2	% Chg

Traffic (Million minutes)	10,499	11,007	10,495	10,051	10,562	0.6

ARPU (EUR) (1)	27.6	28.0	26.7	25.6	25.6	(7.1)
Prepay (1)	12.6	13.2	11.9	11.4	11.6	(8.0)
Contract	36.8	37.0	35.3	33.1	32.9	(10.7)

Data ARPU (EUR) (1)	5.1	5.4	5.6	5.3	5.2	1.6
% non-P2P SMS over data revenues	60.6%	61.9%	60.7%	65.3%	65.8%	5.2 p.p.

Notes:

-	ARPU calculated as monthly quarterly average.

-
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)	Change in ARPU affected by 715 thousand disconnections of inactive customers in December 2009 and 113 thousand in May 2010.
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
CUMULATIVE SELECTED OPERATING DATA
Unaudited figures

	2009			2010
	Jan-Jun	Jan-Sept	Jan-Dec	Jan-Mar	Jan-Jun	% Chg

Traffic (Million minutes)	20,537	31,544	42,039	10,051	20,613	0.4

ARPU (EUR) (1)	27.6	27.7	27.5	25.6	25.6	(7.2)
Prepay (1)	12.5	12.8	12.6	11.4	11.5	(8.5)
Contract	36.9	36.9	36.5	33.1	33.0	(10.4)

Data ARPU (EUR) (1)	5.2	5.3	5.4	5.3	5.3	1.3
% non-P2P SMS over data revenues	60.0%	60.6%	60.6%	65.3%	65.4%	5.4 p.p.

Notes:

-	ARPU calculated as monthly quarterly average of each period.

-
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)	Change in ARPU affected by 715 thousand disconnections of inactive customers in December 2009 and 113 thousand in May 2010.
January — June 2010 Results Telefónica 22

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica1
Latin America has emerged in the first half of 2010 as one of the best-performing economic regions in the world, while showing a general currency appreciation, mainly due to the Brazilian real and Mexican peso strength.
In the second quarter of 2010, the telecommunications sector reaffirmed the recovery already evidenced in the first quarter of 2010.
Telefónica Latinoamérica posted 7.5 million net adds in the first half of 2010, maintaining the pace of growth seen the previous quarter (+3.8 million accesses in the second quarter of 2010 vs. +3.7 million accesses in the first quarter of 2010). At the end of June 2010, Telefónica managed 176.1 million accesses in Latin America, up 9.5% year-on-year, improving the growth trend of the previous quarter (+8.1% year-on-year) driven by the maintained rebound of the mobile business, improving trends in broadband and stability of traditional accesses.
Key trends highlights in the mobile business in the first half of 2010 include:
•	The estimated penetration rate in Latin America stood at 93% at the end of June 2010, a year-on-year increase of 8 percentage points.
•	Telefónica managed 141.9 million mobile accesses in the region, a year-on-year increase of 12.6%, posting an acceleration on the first quarter of 2010 growth (+11.0%).
•
Net adds to June 2010 totalled 7.2 million, compared to 2.6 million in the first half of 2009. Second-quarter net adds reached 3.5 million, almost the double compared to the second quarter of 2009 figure. These figures demonstrate the Company’s improved commercial momentum region-wide.

•
The consolidation of commercial momentum in the second quarter of 2010 is underpinned by a substantial improvement in customer quality. This is reflected in the fact that 50% of net adds year-to-date (55% in the second quarter of 2010) were contract subscribers, almost double the weight vs. the first half of 2009 (25%). Thus, contract net adds were 5.4 times higher than in the first half of 2009. The increase in the weight of the contract segment is driven by growth in gross adds and increased migrations, leading to a 23.3% year-on-year growth in the contract customer base up to June 2010.

•
At the same time, the increased quality of the customer base, combined with the success of customer retention policies, is the key driver of churn improvement. First-half churn decreased 0.2 percentage points year-on-year to 2.4%.

•
Traffic rose 29.5% year-on-year in the first half of the year to 91,371 million minutes (+28.1% in the second quarter of 2010), underpinned by a 37.7% rise in outgoing traffic in the first half of 2010 due to the initiatives aimed at encouraging usage and boosting the community effect.

•
The data business remains one of the main growth drivers, with year-on-year growth in data revenues of 49.4% in constant currency in the first half of 2010. Data revenues reached 21.2% of first-half service revenues, 5.8 percentage point higher year-on-year in organic terms.

•
ARPU remains stable (-0.1% year-on-year in constant euros in the first half of 2010), despite the strong growth in the customer base, driven by the solid 3.0% growth of outgoing ARPU in organic terms in the first half of 2010 (+2.9% in the second quarter of 2010).

[1]	Organic growth: assumes average exchange rates as of H1 09 and excludes hyperinflationary adjustments in both years.
January — June 2010 Results Telefónica 23

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Regarding the wireline business, quality indicators improved region-wide while the trends in customer satisfaction levels were reaffirmed. In addition, the focus on service bundling, the improvements introduced to the broadband service and the commercial reshaping of the television business drove the improvement in commercial activity at the regional level:
•
Telefónica’s wireline accesses in Latin America stood at 34.2 million at the end of June, above the year-end balance after recording 332 thousand net adds in the first half of 2010 (277 thousand in the second quarter of 2010), compared to the net losses registered in each of the four quarters of 2009.

•
Bundling and the widespread of broadband services are behind the improved momentum in the wireline segment. Thus, 65% of wireline accesses had signed up for some form of bundled offer as of the end of June 2010. Furthermore, 57% of broadband accesses are under a 2P/3P offer, up 6 percentage points on June 2009.

•
In broadband, growth in net adds accelerated to 71.5% year-on-year in the first half of 2010 reaching 489 thousand accesses. The 275 thousand net adds registered in the second quarter of 2010 posted a quarter-on-quarter growth of 27.8%, and almost doubled the second quarter of 2009 figure. Net adds are at record highs due to the reaffirmed improving trends in Brazil and Colombia and maintained trends in the Chilean, Peruvian and Argentine markets. Telefónica managed 6.9 million broadband accesses in Latin America at the end of June of 2010, a year-on-year growth of 8.9%, showing an acceleration from prior quarters.

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In Pay TV, Telefónica Latinoamérica continues targeting its product to specific value segments in order to build a distinctive service offer in the market. As a result, the customer base climbed 3.3% year-on-year to 1.7 million, driven by net adds of 87 thousand in the first half of 2010 (40 thousand in the second quarter of 2010).

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In the traditional access business, the Company managed to revert the loss of customers and reported net adds of 56 thousand accesses in the second quarter of 2010, breaking the trend of consecutive net losses recorded since the fourth quarter of 2008. This trend change is even more noteworthy in an environment of significant increase in mobile commercial activity, reinforcing the Company’s strategy which is focused on three cornerstones: bundling, quality and customer satisfaction. In all, the Company managed 24.5 million traditional fixed accesses at the end of June (-3.5% year-on-year).

As for the Company’s financial results, it is important to note that the year-on-year comparison in euros with the first half of 2009 is sharply distorted by the devaluation of the Venezuelan bolivar at the beginning of this year.
First-half revenue grew 10.2% year-on-year in reported terms to 12,063 million euros (+6.2% in organic terms). It is worth highlighting the growth acceleration compared to the first quarter of 2010 in both organic (+0.8 percentage points) and reported terms (+6.0 percentage points).
Operating expenses rose 9.3% year-on-year in organic terms to 7,793 million euros in the first half of 2010 (+14.7% on a reported basis) following the growth in activity that the Company is experiencing. Breaking down by component:
•
Supply costs reached 3,249 million euros in the first half, up 8.1% year-on-year in organic terms (+11.7% in reported terms). This performance reflects the higher interconnection costs due to the increase in traffic and the higher handset sales due to the growth in commercial activity.

•
External services expenses amounted to 2,930 million euros in the first half of the year, a 10.8% increase year-on-year in organic terms (+19.8% reported). This increase is mainly explained by the more intense commercial activity reflected in higher subsidies and commissions and to the growth in network costs and systems.

•
Personnel expenses stood at 1,038 million euros, posting a 17.9% organic growth (+22.6% reported) driven by inflation in some countries and by the impacts associated to personnel restructuration both in the first half of 2009 and 2010.

Operating income before depreciation and amortization (OIBDA) reached 4,490 in the first half, posting a 6.1% year-on-year growth in reported terms and 3.9% in organic terms. The Company maintained a high level of operating efficiency, with an OIBDA margin of 37.2%.
The first half of 2010 margin was slightly lower year-on-year (-1.4 percentage points in reported terms) but showed a sequential improvement quarter-on-quarter. This improvement is more noteworthy considering the growth in commercial activity, the wireline operators’ need for resources (primarily in Brazil and Colombia) and the margin erosion in Venezuela shaped by a high inflationary environment.
Operating cash flow (OIBDA-CapEx) stood at 3,239 million euros in the first half of 2010, a year-on-year increase of 6.3% in organic terms (up 7.3% in reported terms; a remarkable growth in euro terms considering the Venezuelan devaluation).
January — June 2010 Results Telefónica 24

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Telefónica Latinoamérica’s strategy continues to focus on delivering customer satisfaction as a key growth lever. The Company’s ability to deliver such a strong financial performance reflects its capacity to capture the full value of its assets taking a coordinated, regional approach to all its operations.
It is worth highlighting that the initiative “Open Telefónica”, focused in finding new opportunities, continues to boost results derived from third party access to the Company’s services platform and know-how and from assignments of rights of use. The new projects associated with this initiative contributed 50 million euro to both revenue and OIBDA in the first half of 2010.
Meanwhile, the Company is constantly exploring new types of supplier relationships and innovative improvements to critical processes, taking a medium- to long-term approach. These take the form of specific initiatives that have a positive impact on synergy generation, and by extension, on the results of Telefónica Latinoamérica (43 million euro contribution to both revenue and OIBDA in the first half of 2010).
Finally, it is worth noting the high degree of geographic diversification of Telefónica Latinoamérica’s financial performance, both in terms of composition and sources of growth. Brazil was once again the biggest contributor in the first half of 2010, accounting for 40.4% of revenue, followed by Argentina (11.9%), Venezuela (9.8%), Chile (8.5%), Peru (7.9%) and Mexico (7.7%).
BRAZIL
The second quarter of 2010 confirmed the strength of the Brazilian market, which continues showing an important dynamism leveraged on the positive economic momentum.
Against this backdrop, Telefónica, via Vivo, maintained its leading position in the wireless market nationwide while consolidated improving commercial trends of its wireline business, being leader in its area of operations.
In the first half of 2010 Telefónica’s net additions stood at 4.4 million accesses, 2.6 times higher year-on-year. Total accesses stood at 71.4 million at the end of June, up 14.3% year-on-year and in line with the growth reported in the first quarter.
Net additions in the wireline business to June totalled 195 thousand accesses, contrasting with 160 thousand net access losses in the same period of 2009. Also noteworthy is the acceleration in the second quarter, when net adds totalled 141 thousand accesses (55 thousand in the first quarter). The ongoing operating improvement is driven by service quality, the commercial repositioning undertaken and the overall improvement of Company’s processes.
Vivo continues to lead the growth of the wireless market with 4.2 million net additions in the first six months (2.0 million in the quarter), 2.3 times higher than in the same period of 2009.
In the first-half revenue reached 4,877 million euros, up 1.5% year-on-year in local currency (+2.8% in the quarter), improving growth trends on the back of wireless sales and stabilisation of the wireline business.
Operating income before depreciation and amortization (OIBDA) totalled 1,681 million euros (-7.7% year-on-year in local currency) posting an improvement in the last quarter (-6.3% year-on-year in local currency). The OIBDA margin increased by 2.0 percentage points quarter-on-quarter in the second quarter, to 35.4% and to 34.5% in the half year (-3.5 percentage points year-on-year in both periods).
Operating cash flow (OIBDA-CapEx) reached 1,165 million euros at the end of June 2010 (down 3.5% year-on-year in local currency), while CapEx totalled 516 million euros (-16.1% year-on-year in local currency).
VIVO
Wireless accesses in Brazil totalled 185.1 million at the end of June 2010, up 16.0% year-on-year, with net additions of 6.0 million accesses in the second quarter and of 11.2 million in the first six months. This reinforces first-quarter trends, with the market continuing to show significant strength. The estimated penetration rate reached 96% in June 2010, almost 13 percentage points increase year-on-year.
Vivo continues to lead market growth, both in terms of accesses and revenue growth, outperforming the market since February 2010 which has enabled the Company to bolster its market position. According to Anatel’s figures, Vivo ´s market share reached 30.2% at the end of June 2010, up 0.9 percentage points year-on-year (34.7% market share in contract), after reporting a 33.7% share of net additions in the quarter, 61.6% in the contract segment. As a result, Vivo gains market share for the last four quarters.
January — June 2010 Results Telefónica 25

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Vivo’s leadership is underpinned by its differentiated offering with a clear focus on leveraging the community effect and developing its data business. The Company also maintains high levels of quality and customer satisfaction indexes that are a benchmark in the industry.
Vivo reported 56.0 million accesses at the end of June 2010, increasing its customer base by 19.6% year-on-year. Net additions in the first half totalled 4.2 million accesses, 2.3 times higher than in the same period of 2009, after adding more than 2.0 million new customers in the quarter (+72.2% vs. April-June 2009).
It should be highlighted the performance of contract net additions, which were 3.2 times higher in the first half of 2010 than in the first half of 2009, accounting for 37% of the total (41% in the second quarter; +20 percentage points year-on-year). As a result, the contract customer base already accounts for 20% of total accesses, up 1 percentage points vs. June 2009, following a 25.5% year-on-year growth in the contract customer base. Also noteworthy is the fact that GSM and 3G customers now account for 89% of Vivo’s total customer base.
The Company’s positive commercial performance is underpinned by both growth in gross adds and churn. Thus, in a market with a strong focus on SIM-only, Vivo’s churn is a market benchmark, standing at 2.6% both in the first half and the second quarter, flat vs. the first half of 2009 and slightly below the figure of the second quarter of 2009 (-0.1 percentage points). Also, with a highly segmented acquisition policy according to the value of the customer, gross adds grew by 39.8% year-on-year in the first half and by 27.8% in the second quarter.
Regarding traffic, Vivo’s networks managed a total of 36,984 million minutes in the first half, up 73.9% year-on-year (+70.7% in the quarter). On-net traffic drives this trend, as it boosts by the community effect.
At the data business, Vivo continues to successfully manage the development of wireless internet as a growth driver. First-half wireless data revenue advanced by a solid 70.2% year-on-year in local currency, with growth accelerating significantly to 81.5% in the second quarter. Data revenues now account for 17.4% of service revenues (+6.3 percentage points year-on-year). Non-P2P SMS data revenue performed especially well, accounting for 64% of data revenue (+8 percentage points vs. January-June 2009 in local currency).
ARPU fell 7.5% in local currency from the first half of 2009, improving in the second quarter (-6.7% year-on-year). It is worth noting that after four consecutive quarter-on-quarter falls, ARPU increased by 1.4% in local currency compared with the first three months of 2010.
Revenues amounted to 1,825 million euros in the first half, a year-on-year increase of 7.2% in local currency, after advancing sharply in the second quarter. Revenues climbed 10.1% year-on-year in local currency in the second quarter, more than double the growth rate of the first three months. This improvement was underpinned by the strength of service revenues, which rose 9.0% in the first six months in local currency after registering double-digit growth in the second quarter (+11.5% year-on-year vs. +6.5% in the prior quarter). Handset sales declined 12.9% in local currency in the first six months (-16.8% in local currency to March).
Operating income before depreciation and amortization (OIBDA) growth in the half-year also accelerated to 7.3% year-on-year in local currency after advancing 10.1% in local currency in the quarter. As a result, first-half OIBDA reached 549 million euros, leaving OIBDA margin at 30.1%, unchanged from the same period in 2009 and in line with the prior quarter, against a backdrop of fierce competition and increased commercial activity.
Operating cash flow (OIBDA-CapEx) in the first half of 2010 stood at 377 million euros, a substantial year-on-year increase of 36.3% in local currency. CapEx in the first half totalled 172 million euros (-26.8% year-on-year in local currency).
TELESP
In the first half of 2010 Telesp further consolidated the operating improvements initiated in the second half of 2009, with a marked improvement in the main quality metrics. The Company repositioned its offering in the market and consolidated the improvement of customer satisfaction index. All this is being reflected in significant commercial improvements both in gross adds volumes and churn.
In the second quarter of 2010 Telesp maintained the improved commercial trends achieved in the first three months, reaching a total of 15.4 million accesses after reporting 195 thousand net adds in the first half (141 thousand in the quarter). The customer base was 1.3% higher than at the end of 2009.
At the traditional wireline business Telesp reported both an increase in net additions and a sustained improvement in churn. First-half net adds totalled 3 thousand lines, with the Company reaching net adds of 64 thousand in the quarter, after achieving positive net additions in the last four months.
January — June 2010 Results Telefónica 26

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
At the end of June 2010, Telesp managed 3.0 million broadband accesses (+9.0% year-on-year) after reporting net adds of 336 thousand accesses in the first half, almost double the figure for the first six months of 2009. Net additions in the second quarter totalled 173 thousand accesses, a 6.1% increase quarter-on-quarter. Churn contention and the maintenance of strong net add levels reflect the significant improvement in Telesp’s position in the market.
In pay TV Telesp has strengthened its commitment to provide a quality product limiting commercial activity while it repositions the product in the market. Thus, at the end of the first half the Company had 469 thousand pay TV accesses (-8.9% year-on-year).
The sustained improvement of the Company’s operating parameters is starting to show in revenues. First-half revenues totalled 3,312 million euros, virtually flat year-on-year both in the period to 30 June and in the quarter (-1.0% and —0.5% in local currency respectively), consolidating the stabilisation of revenue trends seen in the prior quarter.
The slight fall in revenue is mainly due to the pressure on traditional telephony revenues from the decline in traffic, the performance of the public telephony business and narrowband revenue trends.
Traditional telephony revenues fell 1.7% year-on-year in local currency the first half, showing improving trends as this decline was reduced to 0.8% year-on-year in the second quarter, the lowest in recent quarters.
Revenue from Internet, pay TV and content (-2.3% year-on-year in local currency in the first half and —2.6% in the quarter) reflects the decline in narrowband, which has offset rising revenue from broadband and TV. These revenues accounted for 14.4% of the total in the first half. Especially noteworthy is the 6.7% year-on-year growth in local currency (+4.2% in the quarter) of Data and IT revenues, which continue to post a strong performance.
Operating expenses grew 5.7% year-on-year in local currency (+8.8% in the second quarter). This performance was mainly due to the revision of the provision for contingencies made in the second quarter of 2009. Excluding this impact, operating expenses would have grown by 4.3% in local currency in the second quarter. The main factors behind this growth are the increased weighting of new businesses, the rise in wireless traffic (SMP) and the drive to improve the customer relationship model. Bad debt provisions in the first half amounted to 2.5% of revenues, almost 1 percentage points lower than a year earlier.
As a result, operating income before depreciation and amortization (OIBDA) amounted 1,138 million euros in the first half, down 13.2% year-on-year in local currency (-12.1% in the quarter). The OIBDA margin stood at 34.4% (-4.8 percentage points year-on-year) and at 35.9% in the second quarter, up 3.2 percentage points on the prior quarter.
OIBDA and OIBDA margin year-on year performance in the second quarter were affected by the booking of a one-off positive impact recorded in the second quarter of 2009 explained earlier. Excluding this impact OIBDA would have fallen by 6.1% year-on-year in the second quarter.
In the first half of 2010, CapEx stood at 344 million euros (-9.4% year-on-year in local currency), while operating cash flow (OIBDA-CapEx) totalled 794 million euros (-14.7% year-on-year in local currency).
ARGENTINA
Growth in the Argentine telecommunications market was again strong in the first half of 2010. The Company’s strategy is focused on boosting customer value and developing fixed and mobile broadband.
The good wireline results were underpinned by a quality offering and an increased focus on bundled services. At the wireless business the drivers for increasing customer value are the community effect, migration to contract and broadband.
As a result Telefónica has strengthened its leadership and reported 22.4 million accesses at the end of June 2010 (+6.8% year-on-year), driven by: growth in wireless accesses (+8.3% year-on-year), the sharp rise in fixed broadband customers (+17.5% year-on-year) and stable wireline telephony accesses (+0.6% year-on-year).
First-half revenues totalled 1,442 million euros (+14.7% year-on-year in local currency), with growth picking up in the second quarter (+16.6% year-on-year) thanks to higher mobile and wireline internet and content revenues.
Operating income before depreciation and amortization (OIBDA) rose to 513 million euros in the first half (+9.9% in local currency, +9.3% in the second quarter), with a 34.6% margin, down 1.5 percentage points year-on-year (-2.3 percentage points in the quarter).
January — June 2010 Results Telefónica 27

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
CapEx exceeded 136 million euros in the first half (+17.4% in local currency), with operating cash flow (OIBDA-CapEx) in local currency advancing 7.5% year-on-year in local currency to 377 million euros.
T. MÓVILES ARGENTINA
The estimated penetration rate of the Argentine wireless business stood at 126% at the end of June 2010, up 12 percentage points year-on-year.
At the end of June the Company had 16.4 million accesses, up 8.3% year-on-year, consolidating the trends recorded in the first quarter. Net additions climbed 50.6% year-on-year through June to over 432 thousand accesses, with 181 thousand new accesses in the second quarter (+58.9% year-on-year).
The solid performance of net additions was underpinned by churn, which declined 0.3 percentage points in the first half to 1.8% with reductions across all segments. First half gross adds were slightly up on the first six months of 2009 (+2.4% year-on-year).
Contract accesses posted a strong growth of 7.8% year-on-year through June 2010, with net additions in the half year representing 59% of the total (75% in the second quarter), underpinned by the success of policies to encourage migration from prepay to contract and churn reduction (-0.6 percentage points year-on-year).
Traffic growth rates remained high in the first half (+15.1% year-on-year; +14.1% in the quarter). Traffic carried totalled 8,323 million minutes, with growth comfortably outstripping the increase in accesses thanks to the sharp rise in on-net traffic.
At the data business, Telefónica is positioning itself in the market with an innovative offering and wireless internet remains an important growth driver. Data revenue advanced 47.9% year-on-year in local currency in the first half, with growth accelerating slightly in the second quarter (+49.4% in local currency year-on-year). As a result, data revenues accounted for 34.7% of service revenues in the period (+7.1 percentage points year-on-year). This healthy performance was based on the strong performance of non-P2P SMS revenue, which was up 46.3% in local currency in the six months and now accounts for 24% of data revenue, reflecting the widespread acceptance of the mobile broadband package as a complement to fixed broadband.
As a result, ARPU advanced 4.8% year-on-year in local currency (+4.7% in the quarter), driven by increased consumption of voice services and growing data usage.
First-half revenue totalled 920 million euros, up 17.4% year-on-year in local currency, with the pace of growth increasing by over 3 percentage points quarter-on-quarter (+20.7% year-on-year in the second quarter), underpinned by the sharp rise in service revenue (+17.6% year-on-year in local currency in the first half; +20.1% in the quarter) and the recovery of handset sales (+15.1% in the half year).
Operating income before depreciation and amortization (OIBDA) rose sharply to 313 million euros in the first half (+12.9% and +10.0% in the quarter, both in local currency). OIBDA margin stood at 34.0% in the first half (-1.4 percentage points year-on-year; -3.5 percentage points in the quarter), stable vs. the first quarter.
Operating cash flow (OIBDA-CapEx) reached 253 million euros in the half year, up 15.1% year-on-year in local currency despite increased investment in the period. CapEx totalled 59 million euros in the first half, +4.4% year-on-year in local currency, and was focused on the expansion of the 3G network with the aim of improving coverage and increasing the capacity of the GSM network as a consequence of the upsurge in traffic.
TELEFÓNICA DE ARGENTINA
Telefónica de Argentina managed 6.0 million accesses at the end of June 2010, up 2.9% year-on-year, driven by the growth in broadband accesses (+17.5% year-on-year) and stable wireline telephony accesses (+0.6% year-on-year), after registering 4 thousand accesses net additions in the first six months of 2010.
Total net additions in the six month period reached 65 thousand accesses (-34 thousand in the first half of 2009), with 49 thousand net additions in the second quarter. Growth accelerated, largely thanks to improved churn with gross adds rising slightly year-on-year.
In the broadband market Telefónica strengthened its position as the operator of choice due to the quality of service offered and its service bundling strategy. Telefónica managed over 1.3 million fixed broadband accesses in June 2010 (+17.5% year-on-year). Net additions in the first half totalled 86 thousand accesses, with 48 thousand accesses reported in the second quarter, more than double the figure for the same period in 2009 and up 26.0% compared with the first quarter of 2010.
January — June 2010 Results Telefónica 28

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
The positive results of the Company’s bundling strategy (59% of accesses are bundled) underpinned the sharp rise in traditional fixed telephony accesses to 4.6 million, with positive net additions for the fourth consecutive quarter (1 thousand accesses in the first quarter and 3 thousand in the second) compared with a loss of 17 thousand accesses in the first half of 2009.
First-half revenues totalled 566 million euros, a year-on-year increase of 10.5% in local currency (+10.4% in the second quarter). The strong performance of internet and content revenues (+28.9% in local currency in the half year), which now account for 23.4% of the total, and the sustained increase in traditional revenues (+1.7% year-on-year in the first half, +1.0% in the quarter) underpinned the positive revenue performance.
Operating expenses grew 10.8% year-on-year in local currency, affected by the widespread increase in prices. Bad debt provisions stood at 1.6% of revenues in the first six months (-0.1 percentage points year-on-year).
Operating income before depreciation and amortization (OIBDA) amounted to 200 million euros through June 2010, up 5.4% year-on-year in local currency (+8.1% in the quarter). This left an OIBDA margin of 31.6% in the first half (-1.4 percentage points year-on-year, -0.5 percentage points in the quarter), in line with the margin for the first quarter of 2010.
CapEx amounted to 77 million euros (+29.9% year-on-year in local currency), leaving operating cash flow (OIBDA-CapEx) of 123 million euros (138 million euros in the first half of 2009).
CHILE
The Chilean telecommunications market is among the most mature in the region. Nonetheless, growth rates remain high, underpinned by the wireless, and broadband businesses both wireline and mobile.
Against this backdrop, Telefónica bolstered its leading position by leveraging the value of the Movistar brand, which since 2009 has encompassed all services marketed by the Company in Chile. At the same time progress continues to be made on the process of joint operational management, yielding further competitive advantages for the Company.
Telefónica managed a total of 11.1 million accesses at the end of June 2010, up 8.5% year-on-year. The wireless business remains buoyant, reporting 12.5% year-on-year growth in accesses with the mobile broadband business being especially noteworthy. At the wireline business traditional accesses continued to fall at the same pace (-4.9% year-on-year), while broadband (+7.4% year-on-year) and pay TV (+14.7%) accesses remained strong.
The Company’s financial results continued to be shaped by the regulatory decisions of 2009 which cut interconnnection rates (a decree on 23 January 2009 lowered mobile termination rates, while wireline termination rates were cut on 7 May). However, the effects were less pronounced in the second quarter and will have almost disappeared by year-end.
First-half revenues totalled 1,022 million euros, up 1.3% year-on-year in local currency and by 3.8% in the second quarter, consolidating the improvement seen in the first quarter. Stripping out the impact of the tariff decree, revenues rose 2.3% year-on-year in local currency in the first half.
Operating income before depreciation and amortization (OIBDA) rose 15.6% year-on-year in local currency to 452 million euros, accelerating to 21.4% in the second quarter, leaving a first-half OIBDA margin of 44.2%, up 5.5 percentage points compared with the same period in 2009 (45.6% in the second quarter, +6.5 percentage points year-on-year). OIBDA evolution reflects the continuous effort to achieve efficiency gains with its coordinated vision for its wireline and wireless operations.
CapEx in the first half totalled 141 million euros, down 11.6% year-on-year in local currency, generating operating cash flow (OIBDA-CapEx) of 311 million euros in the first half, up 34.5% year-on-year in local currency.
T. MÓVILES CHILE
The estimated penetration of the Chilean wireless market stood at 112% at the end of June 2010, up 13 percentage points year-on-year.
The Company maintains its focus on customer value, improving customer mix via migrations, developing mobile broadband and providing a segmented offering tailored to the various customer profiles. This strategy has enabled the Company to further improve its revenue share.
January — June 2010 Results Telefónica 29

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
The Company had 8.0 million wireless accesses at the end of June 2010, up 12.5% year-on-year and higher than the first-quarter increase, underpinned by the sharp rise in contract customers (+16.1% year-on-year). First-half net adds were double the figure for the same period in 2009, topping 468 thousand accesses and consolidating the significant growth in the first quarter with net additions of 233 thousand accesses in the second-quarter. It is worth highlighting that contract net adds were 2.5 times higher than in the first half of 2009 and these customers now account for 29% of the total base.
The sharp rise in customers and the increase in their quality was underpinned by the growth in gross adds (+25.1% in the first six months) and the very impressive churn performance. Movistar is the sector benchmark with a churn rate of 1.4% in the first half, down 0.2 percentage points year-on-year.
Traffic in the first half reached 5,680 million minutes, up 11.6% year-on-year (+12.0% in the quarter).
ARPU rose in the second quarter (+1.5% year-on-year compared with -4.9% in the first quarter), reducing the pace of decline in the year to date to 1.8% in local currency.
Data revenues were once again a key growth driver for the wireless business, rising 40.5% year-on-year in the first half in local currency, following a sharp increase in the second quarter (+57.1% year-on-year) and increasing their weighting as a percentage of service revenues by 3.3 percentage points to 14.7% at the end of June (+4.4 percentage points in the second quarter).
First-half revenues totalled 586 million euros, up 6.5% year-on-year in local currency after posting solid 10.6% growth in the second quarter. This consolidates the shift in trend from 2009, underpinned by 8.5% year-on-year service revenue growth in local currency on the back of the 8.5 percentage points acceleration in the second quarter to 12.9%.
Operating income before depreciation and amortization (OIBDA) in the first half amounted to 263 million euros, a hefty year-on-year increase of 19.3% in local currency (+21.0% in the second quarter). This left an OIBDA margin of 44.8% both in the quarter and the half-year, up 4.8 percentage points year-on-year (+3.9 percentage points in the quarter).
The strength of OIBDA and control of CapEx, which totalled 85 million euros (-10.2% year-on-year in local currency) underpinned a 41.5% year-on-year jump in local currency in operating cash flow (OIBDA-CapEx), to 178 million euros.
TELEFÓNICA CHILE
Having dealt with the effects of the earthquake, which had a particular impact on the wireline business, Telefónica Chile resumed normal operations in the second quarter. The Company coped admirably with this natural disaster, reflecting its operational strength.
Telefónica Chile managed 3.1 million accesses at the end of June 2010, virtually unchanged from prior quarters. Broadband and pay TV remained the main growth drivers, posting respective year-on-year increases of 7.4% and 14.7%.
As a result, the broadband customer base stood at 795 thousand accesses, with net adds of 12 thousand accesses through June, mainly boosted by the performance posted in the second quarter. The number of pay TV accesses rose sharply, cementing the trend seen in the first quarter. Net adds in the half-year stood at 22 thousand accesses, 4.7 times higher than the figure for the same period in 2009, with 10 thousand new customers added in the second quarter.
Bundling is key on Company’s strategy, with a 2P/3P offering which is exceptionally well positioned in the market: 69% of fixed line accesses are bundled, and nearly all broadband accesses are part of a 2P/3P package. As part of its bundling strategy, the Company is beginning to develop products based on optimising value from fixed and mobile broadband packages.
Revenue in the first six months of 2010 amounted to 487 million euros, down 2.5% year-on-year in local currency, with an improvement in the second quarter (-1.0%) cementing the trend initiated in the first three months of the year.
The Company continues to make progress on the transformation of its revenue mix, with internet, TV and content revenues advancing 7.0% year-on-year in local currency through June (+6.0% in the quarter) to account for 27.9% of the total (+2.5 percentage points year-on-year). This minimises the impact of the performance of traditional revenues, which were affected by the decline in traffic and line losses. Nonetheless, the decline in these revenues has eased
(-9.6% year-on-year in local currency in the first half, -6.9% in the quarter). Also, since May year-on-year comparisons have no longer been affected by the reduction in interconnection rates.
January — June 2010 Results Telefónica 30

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
On the other hand, a significant effort on cost cutting remains on progress. As a result, operating expenses fell by 5.0% in local currency in the first half, mainly thanks to a reduction in external service expenses and a significant decrease in bad debt provisions to 4.3% of revenues (-0.4 percentage points year-on-year).
Operating income before depreciation and amortization (OIBDA) totalled 190 million euros in the first half, up 11.0% year-on-year in local currency (+22.2% in the quarter). The OIBDA margin stood at 39.0% at the end of June 2010, up 4.7 percentage points year-on-year, and 41.6% in the second quarter (+7.7 percentage points). OIBDA, as well as reflecting the Company’s sound management of operating expenses and its ongoing drive to improve efficiency, reflects in the second quarter positive results due to the disposal of non strategic assets.
CapEx in the first half totalled 56 million euros, down 13.6% year-on-year in local currency. This drove operating cash flow (OIBDA — CapEx) in the first half 26.2% higher year-on-year in local currency to 133 million euros.
PERU
As of June 2010, Telefónica’s total customer base in Peru stood at 16.3 million accesses (+5.8% compared to June 2009), maintaining its leadership in the local market. The main drivers behind this performance are still the year-on-year growth posted by mobile and fixed broadband accesses, which were 8.7% and 10.8% respectively.
In the first half of the year, revenues amounted to 956 million euros, an increase of 1.3% in local currency versus the same period prior year (-0.3% as of March 2010), returning to positive growth helped by the better performance recorded in the second quarter (+3.0% in local currency), driven by stronger revenues from the mobile business.
Operating income before depreciation and amortization (OIBDA) stood at 363 millions for the first six months, a year-on-year decrease of 2.6% in local currency, supported by an improved performance in the second quarter (-1.9% in local currency versus -3.3% in the first quarter).
OIBDA in the first half would have remained virtually flat year-on-year (-0.4% in local currency), if we had excluded the impact of the revision of estimates made in prior years for the adjustment of workforce provision, recognized in the second quarter of 2009. OIBDA margin for the first six months stood at 38.0% (-1.5 percentage points), after a sequential improvement through the second quarter to 39.5% (-2.1 percentage points year-on-year).
As of June 2010, CapEx totalled 76 million euros, virtually stable compared to the same period of the previous year (+0.8% in local currency), while operating cash flow (OIBDA-CapEx) reached 287 million euros (-3.4% year-on-year in local currency).
T. MÓVILES PERÚ
The Peruvian mobile market continued offering significant growth potential, with an estimated penetration rate of 64% as of June 2010 (+2 percentage points year-on-year).
During the first six months of the year, mobile accesses maintained a solid year-on-year growth of 8.7%, underpinned by the strong increase of the contract segment (+70.0% versus June 2009). As a result, mobile customer base reached 11.8 million subscribers, of which 16% were contract customers (+5.9 percentage points year-on-year).
Net additions over the first half amounted to 347 thousand (124 thousand in the second quarter), an increase of 38.6% over the same period of the prior year, on the back of sustained growth in the number of gross adds (+9.2% year-on-year) and the consolidation of the churn levels. The positive performance of the contract segment was due to the Company’s focus on customer quality, driven by growth in gross adds (+81.0% year-on-year) and migrations. As a result, net adds in the contract segment totalled 688 thousand accesses in the first half, almost 7 times the number registered in the same period in 2009, highlighting that nearly 70% of these net adds were due to net migrations.
Churn over the first six months stood at 3.2% (-0.1 percentage points year-on-year), helped by the improved quality of the customer base while in the second quarter it slightly increased to 3.4%, stable compared to the same period prior year.
As of June 2010 traffic totalled 6,280 million minutes, 12.1% higher compared to the same period prior year (+14.9% in the second quarter), driven by positive performance of outgoing traffic (+11.7% over the first six months).
ARPU dropped 1.3% year-on-year in local currency (-1.1% in the second quarter), maintaining the good evolution recorded over the prior quarters.
January — June 2010 Results Telefónica 31

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Revenues amounted to 475 million euros over the first half, with a year-on-year growth accelerating to 3.2% in local currency, after a pick up in the second quarter growth rate to 4.8%. Mobile service revenues in the first six months grew by 6.3% year-on-year in local currency (+8.9% in the second quarter).
It is worth highlighting the solid performance of data revenues, which posted in the first half of the year a 6.6% year-on-year growth in local currency (+17.1% in the second quarter), to account for 10.9% of mobile service revenues over the first six months of the year.
Operating income before depreciation and amortization (OIBDA) totalled 182 million euros in the first half, accelerating year-on-year growth rate to 7.6% in local currency (+13.4% in the second quarter). OIBDA margin in the first half of 2010 stood at 38.3%, 1.6 percentage points higher on the same period prior year, while in the second quarter margin reached 40.0% (+2.9 percentage points year-on-year).
CapEx amounted to 31 million euros in the first half of 2010, 17.5% higher in local currency compared with the same period prior year. CapEx in the second quarter jumped 76.5% year-on-year in local currency, driven mainly by improved network coverage.
As a result, operating cash flow (OIBDA-CapEx) reached 151 million euros in the first half, with a year-on-year growth of 5.7% in local currency.
TELEFONICA DEL PERÚ2
At the end of June 2010, Telefónica del Perú managed a total customer base of 4.5 million accesses (-1.1% year-on-year), with the bundled-services strategy remaining a cornerstone for future growth.
In the second quarter broadband accesses net additions improved compared to previous quarter to 33 thousand (+27.6% year-on-year), leaving net additions for the first half of the year at 57 thousand (+22.9% year-on-year).
Pay TV accesses registered net adds of 38 thousand in the first half, leading the overall TV customer base to 724 thousand (+3.0% year-on-year on June 2009).
Fixed telephony accesses reached 2.9 million at the end of June, affected by fixed-mobile substitution and the slow down in fixed-wireless telephony growth, posting a 5.0% year-on-year drop compared to June 2009.
The Company’s continued advance on the service bundling strategy is reflected in the growing number of wireline accesses with voice packages, which reached 53% of the total as of June 2010 (stable over the first half of 2009). The same trend can be seen in the percentage of wireline broadband accesses with a Dúo or Trío package (67% in June 2010, +8 percentage points on June 2009).
Revenues totalled 547 million euros in the first six months (-1.8% versus the same period prior year in local currency), and were affected mainly by lower revenues from the traditional telephony service, on the back of lower interconnection revenues (impacted by lower wireline termination rates) and traffic.
It is worth highlighting the positive performance of total revenues in the second quarter, virtually stable year-on-year (-0.1% in local currency), posting a significantly better performance compared to the first quarter of 2010 (-3.5% in local currency as of March). This is mainly explained by the slowdown in the year-on-year decline recorded by in revenue from the traditional business.
Internet, TV, and content revenues continued showing a solid year-on-year growth of 11.0% in local currency in the first half of 2010, to account for 35.4% of total revenues (+4.1 percentage points year-on-year).
Operating expenses in the first half rose 5.4% in local currency compared with June 2009. The pick up registered in the second quarter (+8.7% year-on-year) was due to higher bad debt provisions and personnel expenses. This performance was affected by the revision of estimates, recognised in the second quarter of 2009, for the adjustment to workforce provision provided for in prior periods. This revision resulted in reduction in expenses of 7 million euros.
Bad debt provisions reached 4.4% of total revenues in the first half of 2010 (+2.1 percentage points year-on-year), and 5.6% in the second quarter (+3.6 percentage points year-on-year).

[2]
Wireline telephony accesses include all Telefónica’s fixed wireless accesses in Peru, both those managed by the wireline business and those managed by the wireless business. However, earnings from fixed wireless accesses are included in the results of the Peruvian wireless business.

January — June 2010 Results Telefónica 32

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Operating income before depreciation and amortization (OIBDA) stood at 180 million euros in the first half (-12.9% year-on-year in local currency). Stripping out the non-recurrent effect of the above-mentioned estimates revision, the year-on-year drop in OIBDA would have been 9.3%, which represents an improvement on the previous quarter (-13.1% in local currency).
OIBDA margin stood at 33.0% in the first half (-4.2 percentage points year-on-year) and 34.3% in the second quarter (-5.0 percentage points year-on-year), affected by the one-off items already mentioned.
CapEx in the first six months totalled 45 million euros, 8.1% lower than the same period in 2009 in local currency.
As a result, operating cash flow (OIBDA-CapEx) reached 135 million euros in the first six months, a 14.3% year-on-year decrease in local currency.
COLOMBIA
By the end of the first half, it was evident that there had been a consolidation of the operating improvements recorded during the first quarter at Telefónica in Colombia. Commercial repositioning and management changes have been key to this improvement. In the second quarter the number of accesses rose for the second quarter in a row, confirming the recovery trends anticipated in recent quarters.
As a result, Telefónica has reached 11.8 million accesses in Colombia, with growth across its broadband, pay TV, and mobile businesses (year-on-year growth of 15.7%, 18.9%, and 5.6% respectively), and an improving trend in the wireline business.
Financial results are gradually reflecting the improvements at the operating level. Revenues amounted to 725 million euros in the first half, down 3.7% year-on-year in local currency, posting a significant improvement in the second quarter (-1.3% versus -6.0% in the first quarter), in both the mobile and wireline operations.
Operating income before depreciation and amortization (OIBDA) amounted to 240 million euros during the first six months of 2010, with a year-on-year growth in local currency of 17.9%. For the purpose of comparisons, it is important to remember that OIBDA in the second quarter of 2009 was heavily hit by an increase in bad debt provisions. Stripping out this effect, the OIBDA trend is positive and it consolidates the improvements at the revenue level. OIBDA margin stood at 33.1% for the first half (+6.1 percentage points year-on-year) and at 33.6% in the second quarter (+17.0 percentage points year-on-year).
Operating cash flow (OIBDA-CapEx) reached 139 million euros in the first half of 2010, for a year-on-year growth of 41.5% in local currency terms, with CapEx of 101 million euros (-4.0% year-on-year in local currency).
T. MÓVILES COLOMBIA
The more intense commercial activity seen through to March continued in the second quarter, with mobile penetration reaching 94% by the end of June 2010 (+3 percentage points year-on-year).
Thanks to the results of the Company’s aggressive repositioning during 2009, gross adds were strong, outstripping those in the second quarter of 2009 by 2.6 times, and registering first half growth of 48.5% year-on-year. It is also important highlight the quality of these gross adds: in a trend that began in previous quarters, there is an increased contribution from contract adds and an improvement in the churn.
As a result, first-half and second quarter net adds rose to 573 thousand and 250 thousand accesses respectively, compared with a net loss of customers during the same periods in 2009. And for the third quarter in a row the Company saw its customer base rise, reaching 9.5 million accesses (year-on-year growth of 5.6%), with a particularly impressive performance in terms of contract customers (+26.1% year-on-year). 49% of the net adds in the first half were new contract customers.
Churn stood at 3.2% in the first half (-1.2 percentage points year-on-year) and at 3.3% in the second quarter
(-1.1 percentage points year-on-year). Improving churn remains a management priority within the wider Company strategy.
Traffic growth continued to accelerate during the second quarter (+24.5% year-on-year), reaching 7,774 million minutes for the first six months (+20.1% year-on-year), driven by the sharp increase in outgoing traffic (+25.0% year-on-year).
January — June 2010 Results Telefónica 33

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
ARPU evolution is particularly noteworthy, having registered a year-on-year growth rate for the first six months of 3.4% in local currency (+1.7% in the second quarter). The improvement in the customer mix, the increased traffic levels, and the data business were the main drivers behind this stronger trend.
Revenues from the data business were once again one of the main catalysts, showing year-on-year growth of 83.4% in local currency (+100.9% in the second quarter). Mobile Internet is still the main growth driver, and it is worth pointing out that non-P2P SMS now account for 78% of data revenues. The end result is that in the first half of 2010 data revenues accounted for 14.3% of the Company’s mobile service revenues, with year-on-year growth of 6.4 percentage points.
Revenues amounted to 407 million euros in the first half, registering a year-on-year growth of 2.1%, and thereby reversing the trend seen in the first quarter. Second quarter revenues rose 4.5% year-on-year in local currency, compared with a 0.3% year-on-year decrease in local currency in the first three months. Service revenues followed the same trend as operating revenues, with a year-on-year growth rate in the first half of 0.7% in local currency terms, following growth of 3.7% in the second quarter (-2.2% in the first quarter).
Operating income before depreciation and amortization (OIBDA) came to 126 million euros for the first six months of 2010, which represented a year-on-year growth rate of 75.5% in local currency. It should be borne in mind that 2009 OIBDA was influenced by the increase in bad debt provisions. The underlying performance, however, is positive and reflects the improvement in revenues. OIBDA margin stood at 30.9% in the first half of 2010 (+12.9 percentage points year-on-year) and at 31.6% in the second quarter.
CapEx for the first six months reached 48 million euros, up 38.1% year-on-year in local currency terms. Operating cash flow (OIBDA-CapEx) amounted to 78 million euros, with a 152% year-on-year increase in local currency.
TELEFÓNICA TELECOM
In the second quarter of 2010, Telefónica Telecom built on the commercial and operating advances made in previous quarters, consolidating positive net additions in its broadband and television businesses, and with stable accesses in its traditional business.
These improvements are the result of the Company’s commercial repositioning, which has involved the development of the brand name, the launch of tariffs that are more segmented and better adapted to the market, and increased levels of customer satisfaction. Highlights of these initiatives include improved broadband service speeds and the success of new flat-rate plans for local and long-distance domestic voice calls.
Broadband accesses continued to grow and had reached 495 thousand by the end of June 2010 (+15.7% year-on-year), with net adds during the first six months of 75 thousand (35 thousand in the second quarter). Pay TV accesses reached 171 thousand, with first-half net adds at 44 thousand (compared with negative net adds for full-year 2009) and 23 thousand in the second quarter.
The Company has 1.6 million accesses in its traditional business. These registered a net loss of 13 thousand over the first half (1 thousand in the second quarter). It is worth highlighting that in this second quarter the accesses remain virtually flat, which means a stabilization on the negative trend that the company was experiencing.
As a result Telefónica Telecom was managing 2.3 million accesses as of the end of June 2010, with net adds for the six month period of 102 thousand accesses. The year-on-year comparison continues to be shaped by the disconnection of inactive lines in the fourth quarter of 2009.
The overall improvement in the commercial indicators is based on a combination of gross adds growth and better churn trend, the latter was apparent across all three business.
The bundling strategy has been one of the main levers in the Company’s commercial focus. In fact, 80% of wireline accesses are already bundled, and all the broadband accesses are now offered as part of either a Dúo or Trío package.
At the same time, financial results are starting to gradually reflect the trend at the operating level. Revenues amounted to 337 million euros in the first half, with a slow down of their year-on-year decline (-9.4% in local currency; -6.3% in the second quarter).
The Company’s transformation process has accelerated over the last few quarters, with revenues from Internet, TV, and content growing by 4.2% year-on-year in local currency over the six-month period (+9.0% in the second quarter). These revenues already account for 21.7% of total revenues.
January — June 2010 Results Telefónica 34

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Meanwhile, operating expenses were virtually unchanged in the first half (+1.3% year-on-year in local currency), on the back of cost control efforts that were focused mainly on external services (-0.6% year-on-year in local currency), which offset the higher expenses related with the increase in commercial activity.
Operating income before depreciation and amortization (OIBDA) showed a significant improvement, totalling 114 million euros for the first six months. This represented a decrease of 13.4% year-on-year in the first six-months in local currency, after increasing 11.9% year-on-year in local currency in the second quarter. This left OIBDA margin at 34.0% for the first half of 2010 (-1.6 percentage points year-on-year) and at 34.1% in the second quarter (+5.3 percentage points year-on-year). OIBDA evolution reflects the Company’s positive operating performance and in the second quarter it also reflects positive results from assignments of rights of use of non strategic assets.
CapEx dropped 24.8% year-on-year in local currency in the first half to 53 million euros, with operating cash flow (OIBDA-CapEx) at 61 million euros, virtually unchanged on the same period last year in local currency.
MEXICO
Mexico was one of the best-performing economies during the first half of 2010, aided by the start of the recovery in the US and stronger internal demand.
Estimated penetration in the mobile market reached 79% by the end of June 2010, with a year-on-year growth rate of 6 percentage points.
Telefónica Móviles México improved its positioning once again focusing on customer value and exceeding the estimated market share of 21%. These improvements are reflected in the Company’s financial results, which reaffirms Mexico as one of the main contributors to Group cash flow growth.
As of the end of June 2010, the Company’s total accesses stood at 18.7 million (+15.7% year-on-year).
Mobile accesses reached 18.3 million (+14.5% year-on-year), driven by the strong advance in the contract segment, where the number of accesses climbed 47.7% year-on-year, significantly faster than in previous quarters (+33.7% in the first quarter of 2010).
Net additions totalled 856 thousand in the first half (+39.9% year-on-year), with a solid performance in the second quarter (444 thousand accesses) both vs. the first quarter of 2010 (413 thousand) and when compared to the second quarter of 2009 (425 thousand). The improvement in net additions was due mainly to the better churn, which remains a reference for the rest of the market at 2.1% for the second quarter (-0.2 percentage points year-on-year) and at 2.2% for the first six months (-0.3 percentage points year-on-year), but it was also helped by the higher number of gross adds (+4.2% in the second quarter year-on-year; +9.3% in the first half year-on-year).
The Company strategy focuses on the contract segment as the key lever to drive customer value. Particularly noteworthy were the growth in the number of gross adds (+40.3% vs. the first half of 2009) and the increase in net migrations, which totalled 193 thousand over the first six months of the year. As a result of all this, net additions in the contract segment accounted for 33% of total net additions in the first half of 2010, compared with 3% in the same period of 2009. Contract customers at the end of the first half accounted for 7% of the total customer base (up 2 percentage points year-on-year).
Traffic over the first six months increased by 8.5% year-on-year, but was virtually flat during the second quarter. It is worth mentioning that as of 1 January 2010 a special tax of 3% (IEPS) and a 1 percentage point increase in VAT were introduced, which were transferred to the customers.
First-half ARPU dropped 6.9% year on year in local currency (-9.4% in the second quarter), on the back of traffic performance.
Data revenues rose 21.4% year-on-year in local currency over the first half (+19.2% in the second quarter), and accounted for 22.4% of service revenues in the six month period (+2.2 percentage points year-on-year).
First half revenues totalled 924 million euros, a year-on-year increase of 11.9% in local currency (+9.4% in the second quarter). Growth in service revenue remained strong (+9.7% in the January-June period in local currency, +8.7% in the quarter), and is mainly explained by the performance of the contract segment. It is also worth highlighting the growth in handset revenues (+35.8% year-on-year in local currency over the first half of 2009), which was driven mainly by an increased contribution from top-of-the-range handsets, which help to attract high-value customers.
January — June 2010 Results Telefónica 35

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Operating income before depreciation and amortization (OIBDA) continued the robust growth trend posted in previous quarters, with year-on-year growth of 20.4% in local currency over the first six months (+20.6% in the second quarter) to 313 million euros. This left OIBDA margin at 33.9% for the first half (+2.4 percentage points year-on-year) and at 37.1% in the second quarter (+3.2 percentage points year-on-year), despite the increased focus on contract customer commercial activity.
CapEx in the first half of 2010 stood at 90 million euros, leaving operating cash flow (OIBDA-CapEx) at 223 million euros (+35.3% year-on-year and in local currency). Second quarter CapEx includes 18 million euros in relation to the consortium managing the dark fibre recently awarded.
VENEZUELA
For a better understanding of the evolution of Telefónica Móviles Venezuela’s financial results in euros, it should be noticed that in early January 2010 the Venezuelan government devalued the bolivar fuerte. Therefore in 2010, the conversion of Telefónica Móviles Venezuela’s financial results is delivered at an exchange rate of 4.3 bolivar fuerte per dollar, which implies a year-on-year devaluation of 50%. It must be borne in mind that the Company’s financial results reflect a hyperinflation adjustment for both 2009 and 2010.
For comparative purposes and to facilitate the interpretation of year-on-year changes with respect to 2009 in local currency of the headings affected by the hyperinflation adjustment are reported excluding the impact of this adjustment (changes in organic terms).
Market wireless penetration in Venezuela reached an estimated 102% at the end of June 2010, up 3 percentage points from June 2009.
Telefónica Móviles Venezuela managed 11.5 million accesses at the end of June 2010 (-4.9% year-on-year), of which 10.3 million were mobile accesses (10.8 million in June 2009), a service in which the year-on-year performance was driven by a slower pace of gross adds. It is worth noting the positive mobile net additions registered during the second quarter (+11 thousand accesses compared to a net loss of 277 thousand in the first quarter of 2010), driven by the strong performance in mobile broadband and the contract segment.
In the current environment, the Company’s customer acquisition and retention strategies are focused on customer value. Thus, the Company provides a comprehensive range of services underpinned by market-leading broadband, television, and mobile telephony products.
The churn rate in the first half of the year was 2.4%, improving from the first quarter (2.6%) and in line with the same period a year earlier, with a positive performance of the churn rate in the contract segment.
Traffic carried by the Company in the first six months of the year totalled 7,078 million minutes (-5.1% year-on-year; -4.7% in the second quarter), shaped by the lower accesses relative to June 2009.
ARPU extended the positive trend of recent quarters, climbing by 25.7% year-on-year in the first half in organic terms (+27.8% in the second quarter), underpinned by the healthy performance in the data business, particularly focused on mobile broadband. Data revenues advanced 54.8% year-on-year in organic terms in the first half (up 60.1% in the quarter), accounting for 32.7% of service revenues. Non-P2P SMS data revenue registered year-on-year organic growth of 90.6%, reinforcing its role as a key growth lever.
Revenue reached 1,180 million euros in the first half of 2010, a year-on-year organic growth of 15.0%, rising to 17.0% in the second quarter, a significant acceleration on the 12.9% registered in the first quarter of the year. This performance was fuelled by a strong increase in service revenue, which also gathered momentum, rising 23.0% in organic terms in the first half of the year (+24.8% in the quarter), offsetting lower revenue from handset sales (-23.6% year-on-year in organic terms in the first half, with an improving trend in the second quarter: -21.4%).
Operating income before depreciation and amortization (OIBDA) rose 3.7% year-on-year in organic terms to 532 million euros (+5.8% in the quarter), to leave first half OIBDA margin at 45.1% (49.4% in the same period a year earlier), while the margin in the second quarter stood at 44.3%, demonstrating the Company’s ability to adapt to the prevailing high-inflation environment and higher handset costs.
Operating cash flow (OIBDA-CapEx) stood at 411 million euros in the first half of 2010, a year-on-year decrease of 4.1% in organic terms, shaped by a significant investment effort. CapEx was 46.1% higher year-on-year in organic terms in the first half of 2010 at 121 million euros.
January — June 2010 Results Telefónica 36

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
CENTRAL AMERICA
Mobile penetration in Telefónica’s Central American markets is estimated at 93% at the end of June 2010 (+7 percentage point year-on-year). It is worth highlighting that penetration rates in El Salvador and Panama, highly competitive markets, topped 110%.
At the end of June, Telefónica managed 6.5 million total accesses in these markets (+7.1% year-on-year) of which 6.0 million were mobile accesses (+7.8% year-on-year vs. June 2009).
Net additions in the first half exceeded 237 thousand wireless accesses vs. a net loss of 96 thousand accesses reported in the first half of 2009. Gross adds increased by a noteworthy 37.3% year-on-year, on the back of increased commercial activity, while churn posted a good performance, reaching 2.6% (-0.2 percentage points year-on-year in the six month period).
Second-quarter net additions (75 thousand accesses vs. 163 thousand in the first quarter) were affected both by the CDMA network switch off in El Salvador next July, which prompted a rise in low-value customers disconnections in May and June and also by Guatemala’s CDMA network switch off last May, with an impact of 40 thousand disconnections.
In the first-half of the year, revenues totalled 281 million euros (-1.8% year-on-year in constant terms), with an improved performance in the second quarter, in which revenue remained virtually flat year-on-year.
Operating income before depreciation and amortization (OIBDA) totalled 92 million euros in the first half of 2010 (-22.4% year-on-year in constant euros; -23.5% in the quarter), affected by higher commercial expenses on increased activity. OIBDA margin stood at 32.8% in the first six months (-8.8 percentage point year-on-year) and at 31.8% in the quarter (-9.5 percentage point year-on-year).
CapEx amounted to 30 million euros in the first half of 2010, up sharply compared to 2009. This was mainly due to investments to increase network coverage in Guatemala, El Salvador and Nicaragua. Operating cash flow (OIBDA-CapEx) through June stood at 62 million euros (-42.7% year-on-year in constant euros).
ECUADOR
Estimated penetration of the Ecuadorean wireless market stood at 100% at the end of June 2010, an important advance of 17 percentage points year-on-year.
Telefónica managed a total of 4.1 million accesses in Ecuador at the end of the half year period, up 22.2% year-on-year. Wireless accesses reached 4.0 million, a 22.4% increase year-on-year, after posting net additions of 259 thousand accesses in the first half of 2010, almost doubling the figure for the first six months of 2009. Net additions for the second quarter stood at 134 thousand (+81.4% year-on-year; +7.5% quarter-on-quarter).
The good performance in the commercial activity was underpinned by the strong performance in both gross adds and churn rate. Gross adds increased 22.9% in the first six months of the year year-on-year (+29.0% in the quarter) while the churn rate stood at 2.6% for the half year period, a year-on-year improvement of 0.4 percentage points, very similar to the slight decrease registered in the quarter (-0.3 percentage points).
Traffic posted a strong performance and stood at 2,102 million minutes at the end of June, up 23.4% year-on-year, underpinned by a sharp increase in on-net traffic (+42.6% year-on-year).
ARPU in the first half year of 2010 fell by 6.8% in local currency, mainly affected by the increased weight of on-net traffic, coupled with lower unitary prices. The second quarter saw an improved performance (-5.6% year-on-year). It is noteworthy the good performance of the data business, which reported a 34.4% increase in revenues in the first six months of the year in local currency, with growth accelerating in the second quarter (+36.8% year-on-year). Thus, data revenues accounted for 24.5% of service revenues in the period January-June 2010 (up 4.4 percentage points year-on-year) supported by robust growth in non-P2P SMS data revenue (+90.7% in local currency in the half-year period), representing 51% of data revenues at the end of June 2010 (+15 percentage points).
Revenues totalled 191 million euros in the first half, a year-on-year increase of 14.1% in local currency, posting a better performance in the second quarter (+18.6%). This performance was buoyed by a slight uptick in service revenues, which increased 10.5% year-on-year in local currency in the first half (+12.1% in the second quarter) and the strong performance from handset revenue, which grew 46.1% in local currency in the first six months of the year (+86.4% in the second quarter).
January — June 2010 Results Telefónica 37

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Operating income before depreciation and amortization (OIBDA) totalled 56 million euros in the first half of 2010, up 9.9% year-on-year in local currency (+19.5% in the quarter). OIBDA margin stood at 29.2% to the end of June, in line with the previous quarter. The lower margin vs. the first half of the previous year (-1.1 percentage points) is mainly due to the higher commercial activity in the first six months of 2010.
CapEx in the first half totalled 18 million euros, down 12.4% year-on-year in local currency. As a result of the advance in OIBDA and the lower CapEx, operating cash flow (OIBDA-CapEx) in the first half of the year amounted to 37 million euros (up 25.8% year-on-year in local currency).
January — June 2010 Results Telefónica 38

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
ACCESSES
Unaudited figures (thousands)

	2009			2010
	June	September	December	March	June	% Chg

Final Clients Accesses	160,749.5	163,656.9	168,531.1	172,265.3	176,044.0	9.5
Fixed telephony accesses (1)	25,391.2	25,108.4	24,578.3	24,459.1	24,514.9	(3.5)
Internet and data accesses	7,662.5	7,555.5	7,605.2	7,733.8	7,911.5	3.2
Narrowband (2)	1,207.7	1,147.4	1,070.6	983.6	881.6	(27.0)
Broadband (3) (4)	6,352.2	6,304.1	6,426.8	6,641.5	6,916.0	8.9
Other (5)	102.6	104.0	107.8	108.7	113.9	11.1
Mobile accesses	126,016.4	129,300.0	134,698.9	138,377.4	141,882.2	12.6
Prepay	104,298.9	107,017.2	111,503.6	113,517.7	115,102.4	10.4
Contract	21,717.5	22,282.9	23,195.4	24,859.7	26,779.8	23.3
Pay TV	1,679.4	1,692.9	1,648.6	1,695.0	1,735.4	3.3

Wholesale Accesses	58.1	57.1	56.1	55.8	58.8	1.2

Total Accesses	160,807.7	163,714.0	168,587.2	172,321.1	176,102.8	9.5

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/ 6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes narrowband ISP of Terra Brasil and Terra Colombia.

(3)	Includes broadband ISP of Terra Brasil and Terra México.

(4)	Includes ADSL, optical fiber, cable modem and broadband circuits.

(5)	Retail circuits other than broadband.

Note:	December 2009 includes the disconnection of inactive customers in Colombia, Peru and Guatemala.
TELEFÓNICA LATINOAMÉRICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - June			April - June
	2010	2009	% Chg	2010	2009	% Chg

Revenues	12,063	10,946	10.2	6,437	5,548	16.0
Internal exp capitalized in fixed assets	66	53	24.6	35	30	17.7
Operating expenses	(7,793)	(6,795)	14.7	(4,174)	(3,408)	22.4
Supplies	(3,249)	(2,909)	11.7	(1,743)	(1,442)	20.9
Personnel expenses	(1,038)	(846)	22.6	(554)	(398)	39.0
Subcontracts	(2,930)	(2,446)	19.8	(1,573)	(1,263)	24.6
Bad debt provision	(257)	(269)	(4.4)	(134)	(138)	(3.3)
Taxes	(319)	(326)	(2.1)	(170)	(168)	1.1
Other net operating income (expense)	116	40	189.0	106	9	n.m.
Gain (loss) on sale of fixed assets	39	(10)	c.s.	31	(5)	c.s.
Impairment of goodwill and other assets	(1)	(1)	n.m.	(0)	(1)	n.m.
Operating income before D&A (OIBDA)	4,490	4,233	6.1	2,435	2,172	12.1
OIBDA Margin	37.2%	38.7%	(1.4 p.p. )	37.8%	39.1%	(1.3 p.p.	)
Depreciation and amortization	(1,904)	(1,824)	4.4	(957)	(931)	2.8
Operating income (OI)	2,586	2,409	7.4	1,478	1,241	19.1
Notes:
-     OIBDA and OI before management and brand fees.
-     2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years.
January – June 2010 Results Telefónica 39

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (I)
Unaudited figures (Thousands)

	2009			2010
	June	September	December	March	June	% Chg

BRAZIL
Final Clients Accesses	62,418.5	64,119.3	66,925.7	69,185.5	71,353.9	14.3
Fixed telephony accesses (1)	11,469.9	11,322.8	11,253.8	11,193.2	11,256.8	(1.9)
Internet and data accesses	3,615.0	3,440.5	3,440.2	3,573.4	3,651.0	1.0
Narrowband	811.5	785.2	723.1	689.4	595.8	(26.6)
Broadband (2)	2,728.7	2,579.8	2,638.4	2,801.4	2,974.2	9.0
Other (3)	74.8	75.5	78.7	82.6	81.0	8.3
Mobile accesses	46,819.3	48,847.2	51,744.4	53,949.1	55,977.3	19.6
Prepay	37,775.5	39,580.5	41,960.7	43,435.9	44,626.1	18.1
Contract	9,043.8	9,266.7	9,783.7	10,513.2	11,351.2	25.5
Pay TV	514.3	508.8	487.2	469.8	468.8	(8.9)

Wholesale Accesses	34.7	34.6	34.2	33.6	34.1	(1.7)

Total Accesses	62,453.2	64,153.9	66,959.8	69,219.1	71,388.1	14.3

ARGENTINA
Final Clients Accesses	20,969.9	21,360.8	21,890.7	22,157.2	22,384.3	6.7
Fixed telephony accesses (1)	4,585.6	4,596.8	4,607.7	4,608.9	4,612.1	0.6
Fixed wireless	31.2	33.4	36.2	38.0	36.1	15.8
Internet and data accesses	1,267.9	1,310.6	1,351.0	1,365.5	1,408.2	11.1
Narrowband	140.7	124.1	112.7	89.1	83.9	(40.4)
Broadband (2)	1,127.2	1,186.5	1,238.3	1,276.4	1,324.4	17.5
Mobile accesses	15,116.4	15,453.4	15,931.9	16,182.8	16,364.0	8.3
Prepay	10,057.7	10,349.7	10,736.8	10,867.3	10,911.8	8.5
Contract	5,058.7	5,103.8	5,195.2	5,315.5	5,452.1	7.8

Wholesale Accesses	9.7	9.8	9.3	9.8	12.6	30.3

Total Accesses	20,979.5	21,370.6	21,900.0	22,167.0	22,396.9	6.8

CHILE
Final Clients Accesses	10,208.5	10,364.0	10,645.0	10,847.4	11,077.5	8.5
Fixed telephony accesses (1)	2,069.2	2,048.9	2,028.0	1,990.9	1,966.9	(4.9)
Internet and data accesses	767.2	790.2	807.2	800.0	811.0	5.7
Narrowband	18.7	17.4	15.9	8.5	7.6	(59.4)
Broadband (2)	740.3	764.6	783.2	783.5	795.3	7.4
Other (3)	8.3	8.3	8.1	8.0	8.0	(3.0)
Mobile accesses	7,104.4	7,255.4	7,524.7	7,759.6	7,992.7	12.5
Prepay	5,078.0	5,179.8	5,435.9	5,531.7	5,640.0	11.1
Contract	2,026.4	2,075.7	2,088.8	2,228.0	2,352.7	16.1
Pay TV	267.6	269.5	285.1	296.9	306.9	14.7

Wholesale Accesses	10.0	8.9	8.9	8.6	8.4	(16.7)

Total Accesses	10,218.5	10,373.0	10,653.8	10,856.1	11,085.8	8.5

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/ 6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes ADSL, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.
January — June 2010 Results Telefónica 40

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (II)
Unaudited figures (Thousands)

	2009			2010
	June	September	December	March	June	% Chg

PERU
Final Clients Accesses	15,414.6	15,680.8	15,916.3	16,162.6	16,304.7	5.8
Fixed telephony accesses (1)	3,068.7	3,041.6	2,971.2	2,945.3	2,915.0	(5.0)
Fixed wireless	610.5	620.1	582.7	555.8	539.7	(11.6)
Internet and data accesses	779.4	795.0	800.6	824.0	860.0	10.3
Narrowband	20.3	17.5	16.9	15.0	16.5	(18.5)
Broadband (2)	745.0	762.5	768.0	792.2	825.3	10.8
Other (3)	14.2	15.0	15.6	16.8	18.2	28.4
Mobile accesses	10,863.2	11,120.8	11,458.2	11,681.1	11,805.4	8.7
Prepay	9,726.9	9,940.0	10,214.2	10,151.5	9,873.8	1.5
Contract	1,136.3	1,180.8	1,244.1	1,529.6	1,931.6	70.0
Pay TV (4)	703.2	723.4	686.3	712.3	724.3	3.0

Wholesale Accesses	0.5	0.5	0.5	0.5	0.5	(1.8)

Total Accesses	15,415.0	15,681.2	15,916.8	16,163.1	16,305.2	5.8

COLOMBIA (5)
Final Clients Accesses	11,792.4	11,462.3	11,159.9	11,528.0	11,835.4	0.4
Fixed telephony accesses (1)	2,182.9	2,074.4	1,639.8	1,628.2	1,627.1	(25.5)
Internet and data accesses	437.7	441.2	428.4	464.9	499.7	14.2
Narrowband	7.7	6.4	5.9	4.9	4.6	(39.6)
Broadband (2)	427.8	432.6	420.3	460.0	495.0	15.7
Other (3)	2.2	2.2	2.2	0.0	0.0	(100.0)
Mobile accesses	9,028.0	8,810.9	8,964.6	9,287.5	9,537.6	5.6
Prepay	7,409.6	7,099.0	7,203.2	7,369.0	7,497.1	1.2
Contract	1,618.4	1,711.8	1,761.4	1,918.5	2,040.5	26.1
Pay TV	143.8	135.9	127.2	147.4	171.0	18.9

Wholesale Accesses	3.2	3.3	3.3	3.3	3.3	2.4

Total Accesses	11,795.6	11,465.6	11,163.2	11,531.3	11,838.7	0.4

MEXICO
Mobile accesses	15,942.5	16,518.4	17,400.5	17,813.2	18,256.9	14.5
Pre-Pay	15,026.6	15,557.1	16,328.3	16,617.3	16,904.4	12.5
Contract	915.9	961.2	1,072.1	1,195.9	1,352.5	47.7
Fixed wireless	203.3	249.8	334.3	381.1	430.6	111.8
Total Accesses	16,145.9	16,768.1	17,734.8	18,194.3	18,687.5	15.7

VENEZUELA
Mobile accesses	10,752.9	10,613.8	10,531.4	10,254.6	10,265.4	(4.5)
Prepay	10,139.0	9,988.7	9,891.1	9,601.7	9,596.1	(5.4)
Contract	613.9	625.1	640.3	652.9	669.3	9.0
Fixed wireless	1,290.3	1,237.7	1,214.3	1,170.8	1,175.8	(8.9)
Pay TV	50.4	55.4	62.8	68.7	64.4	27.7
Total Accesses	12,093.5	11,906.9	11,808.5	11,494.0	11,505.6	(4.9)

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/ 6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.

(4)	67 thousand inactive Pay TV accesses were disconnected in December 2009 in Peru.

(5)	376 thousand fixed telephony accesses, 25 thousand broadband accesses and 5 thousand Pay TV accesses in Colombia, all of them inactive, were disconnected in December 2009.
January — June 2010 Results Telefónica 41

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (III)
Unaudited figures (Thousands)

	2009			2010
	June	September	December	March	June	% Chg

CENTRAL AMERICA (1)
Fixed telephony accesses (2)	444.9	456.0	444.5	453.2	441.5	(0.8)
Fixed Wireless	288.3	287.6	331.9	223.1	224.9	(22.0)
Internet and data accesses	16.6	15.7	14.7	12.7	11.6	(30.3)
Broadband (3)	14.6	13.5	12.6	11.4	10.4	(28.8)
Other (4)	2.0	2.2	2.1	1.2	1.2	(41.2)
Mobile accesses	5,605.7	5,655.8	5,806.5	5,969.2	6,044.0	7.8
Prepay (5)	5,213.4	5,252.7	5,385.2	5,473.2	5,454.1	4.6
Contract	392.3	403.1	421.3	496.0	589.9	50.4
Total Accesses	6,067.3	6,127.5	6,265.8	6,435.1	6,497.2	7.1

ECUADOR
Mobile accesses	3,253.3	3,451.8	3,721.8	3,846.7	3,981.1	22.4
Prepay	2,772.1	2,952.9	3,193.9	3,299.4	3,405.8	22.9
Contract	481.2	499.0	527.9	547.3	575.3	19.6
Fixed Wireless	76.3	80.6	84.7	87.5	89.0	16.6
Total Accesses	3,329.6	3,532.5	3,806.4	3,934.2	4,070.1	22.2

URUGUAY
Mobile accesses	1,530.8	1,572.5	1,614.9	1,633.5	1,657.8	8.3
Prepay	1,100.1	1,116.8	1,154.3	1,170.7	1,193.0	8.4
Contract	430.7	455.7	460.6	462.8	464.8	7.9
Total Accesses	1,530.8	1,572.5	1,614.9	1,633.5	1,657.8	8.3

(1)	Includes Guatemala, Panama, El Salvador and Nicaragua.

(2)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access, 2/ 6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(3)	Includes optical fiber, cable modem and broadband circuits.

(4)	Retail circuits other than broadband.

(5)	116 thousand inactive mobile accesses were disconnected in Guatemala in December 2009.
January — June 2010 Results Telefónica 42

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY
Unaudited figures

	2009			2010
	Q2	Q3	Q4	Q1	Q2	% Chg Local Cur

BRAZIL
Traffic (Million minutes)	10,918	12,689	18,181	18,345	18,639	70.7
ARPU (EUR)	9.7	10.2	10.4	10.1	11.1	(6.7)

ARGENTINA
Traffic (Million minutes)	3,744	4,080	4,253	4,052	4,271	14.1
ARPU (EUR)	8.6	8.1	8.5	8.5	9.2	4.7

CHILE
Traffic (Million minutes)	2,553	2,632	2,799	2,822	2,859	12.0
ARPU (EUR)	10.4	10.5	11.0	11.5	12.0	1.5

PERU
Traffic (Million minutes)	2,792	2,817	3,042	3,072	3,208	14.9
ARPU (EUR)	5.6	5.3	5.6	5.7	6.3	(1.1)

COLOMBIA
Traffic (Million minutes)	3,208	3,489	3,703	3,779	3,995	24.5
ARPU (EUR)	5.7	6.3	6.2	6.7	7.1	1.7

MEXICO
Traffic (Million minutes)	5,720	5,881	6,208	6,298	5,745	0.4
ARPU (EUR)	7.3	6.8	6.7	6.8	7.5	(9.4)

VENEZUELA
Traffic (Million minutes)	3,692	3,735	3,758	3,560	3,519	(4.7)
ARPU (EUR) (1)	20.6	21.1	22.2	12.9	14.1	27.8

CENTRAL AMERICA (2)
Traffic (Million minutes)	1,691	1,722	1,766	1,802	1,906	12.7
ARPU (EUR) (3)	7.2	6.6	6.5	6.6	7.1	(8.8)

ECUADOR
Traffic (Million minutes)	902	970	1,071	1,035	1,067	18.3
ARPU (EUR)	6.9	6.6	6.3	6.3	7.0	(5.6)

URUGUAY
Traffic (Million minutes)	628	685	718	691	706	12.5
ARPU (EUR)	8.1	8.2	9.4	9.9	10.5	(0.0)
Notes:

-	ARPU calculated as a monthly quarterly average.

-
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)
For comparative purpose and in order to facilitate the interpretation of the year-on-year change versus 2009 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.

(2)	Includes Guatemala, Panama, El Salvador and Nicaragua.

(3)	Changes in ARPU affected by the disconnection of inactive clients in Guatemala in December 2009.
January — June 2010 Results Telefónica 43

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
CUMULATIVE SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY
Unaudited figures

	2009			2010
	Jan-Jun	Jan-Sept	Jan-Dec	Jan-Mar	Jan-Jun	% Chg Local Cur

BRAZIL
Traffic (Million minutes)	21,263	33,952	52,134	18,345	36,984	73.9
ARPU (EUR)	9.4	9.7	9.9	10.1	10.6	(7.5)

ARGENTINA
Traffic (Million minutes)	7,228	11,309	15,562	4,052	8,323	15.1
ARPU (EUR)	8.9	8.6	8.6	8.5	8.8	4.8

CHILE
Traffic (Million minutes)	5,090	7,722	10,521	2,822	5,681	11.6
ARPU (EUR)	10.7	10.6	10.7	11.5	11.8	(1.8)

PERU
Traffic (Million minutes)	5,601	8,418	11,460	3,072	6,280	12.1
ARPU (EUR)	5.5	5.5	5.5	5.7	6.0	(1.3)

COLOMBIA
Traffic (Million minutes)	6,473	9,962	13,665	3,779	7,774	20.1
ARPU (EUR)	5.6	5.8	5.9	6.7	6.9	3.4

MEXICO
Traffic (Million minutes)	11,098	16,979	23,186	6,298	12,043	8.5
ARPU (EUR)	7.0	6.9	6.9	6.8	7.2	(6.9)

VENEZUELA
Traffic (Million minutes)	7,458	11,193	14,951	3,560	7,078	(5.1)
ARPU (EUR) (1)	20.8	20.9	21.2	12.9	13.5	25.7

CENTRAL AMERICA (2)
Traffic (Million minutes)	3,380	5,102	6,868	1,802	3,709	9.7
ARPU (EUR) (3)	7.3	7.1	6.9	6.6	6.9	(8.7)

ECUADOR
Traffic (Million minutes)	1,704	2,673	3,744	1,035	2,102	23.4
ARPU (EUR)	7.1	6.9	6.8	6.3	6.7	(6.8)

URUGUAY
Traffic (Million minutes)	1,243	1,928	2,646	691	1,397	12.4
ARPU (EUR)	8.5	8.4	8.7	9.9	10.2	(0.5)
Note:

-	ARPU calculated as a monthly quarterly average for each period.

-
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)
For comparative purpose and in order to facilitate the interpretation of the year-on-year change versus 2009 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.

(2)	Includes Guatemala, Panama, El Salvador and Nicaragua.

(3)	Changes in ARPU affected by the disconnection of inactive clients in Guatemala in December 2009.
January – June 2010 Results Telefónica 44

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (I)
Unaudited figures (Euros in millions)

	January - June				April - June
	2010	2009	% Chg	% Chg Local Cur	2010	2009	% Chg		% Chg Local Cur

BRAZIL
Revenues	4,877	3,920	24.4	1.5	2,573	2,023	27.2		2.8
OIBDA	1,681	1,487	13.0	(7.7)	911	787	15.8		(6.3)
OIBDA margin	34.5%	37.9%	(3.5 p.p. )		35.4%	38.9%	(3.5 p.p.	)
CapEx	516	502	2.9	(16.1)	306	281	9.2		(11.3)
OpCF (OIBDA-CapEx)	1,165	986	18.2	(3.5)	605	506	19.5		(3.6)
Vivo
Revenues	1,825	1,389	31.3	7.2	971	714	36.0		10.1
Service revenues	1,703	1,275	33.5	9.0	910	660	37.9		11.5
OIBDA	549	418	31.5	7.3	292	215	36.1		10.1
OIBDA margin	30.1%	30.1%	0.0 p.p.		30.1%	30.1%	0.0 p.p.
CapEx	172	192	(10.3)	(26.8)	106	105	0.8		(17.8)
OpCF (OIBDA-CapEx)	377	226	67.0	36.3	186	110	69.9		37.0
Telesp
Revenues	3,312	2,730	21.3	(1.0)	1,733	1,407	23.2		(0.5)
OIBDA	1,138	1,070	6.4	(13.2)	622	572	8.7		(12.1)
OIBDA margin	34.4%	39.2%	(4.8 p.p. )		35.9%	40.7%	(4.8 p.p.	)
CapEx	344	310	11.0	(9.4)	201	176	14.2		(7.5)
OpCF (OIBDA-CapEx)	794	760	4.5	(14.7)	421	397	6.2		(14.2)

ARGENTINA
Revenues	1,442	1,332	8.2	14.7	764	641	19.0		16.6
OIBDA	513	495	3.7	9.9	272	244	11.4		9.3
OIBDA margin (1)	34.6%	36.1%	(1.5 p.p. )		34.6%	36.9%	(2.3 p.p.	)
CapEx	136	123	10.7	17.4	70	77	(9.6)		(9.7)
OpCF (OIBDA-CapEx)	377	372	1.4	7.5	201	166	21.1		17.9
T. Moviles Argentina
Revenues	920	831	10.7	17.4	491	399	23.3		20.7
Service revenues	859	775	10.9	17.6	458	374	22.5		20.1
OIBDA	313	294	6.5	12.9	167	149	11.8		10.0
OIBDA margin	34.0%	35.4%	(1.4 p.p. )		34.0%	37.5%	(3.5 p.p.	)
CapEx	59	60	(1.5)	4.4	34	46	(24.8)		(23.4)
OpCF (OIBDA-CapEx)	253	234	8.5	15.1	133	104	27.9		24.1
Telefónica de Argentina
Revenues	566	543	4.2	10.5	296	262	12.9		10.4
OIBDA	200	201	(0.6)	5.4	105	95	10.7		8.1
OIBDA margin (1)	31.6%	32.9%	(1.4 p.p. )		31.6%	32.1%	(0.5 p.p.	)
CapEx	77	63	22.5	29.9	36	32	12.2		9.3
OpCF (OIBDA-CapEx)	123	138	(11.0)	(5.7)	69	63	9.9		7.4

CHILE
Revenues	1,022	900	13.6	1.3	530	448	18.5		3.8
OIBDA	452	349	29.7	15.6	242	175	38.3		21.4
OIBDA margin	44.2%	38.7%	5.5 p.p.		45.6%	39.1%	6.5 p.p.
CapEx	141	142	(0.8)	(11.6)	83	77	7.3		(5.5)
OpCF (OIBDA-CapEx)	311	206	50.8	34.5	159	98	62.9		42.8
T. Móviles Chile
Revenues	586	491	19.4	6.5	306	243	26.1		10.6
Service revenues	547	450	21.7	8.5	283	220	28.9		12.9
OIBDA	263	196	33.8	19.3	137	99	38.0		21.0
OIBDA margin	44.8%	40.0%	4.8 p.p.		44.8%	41.0%	3.9 p.p.
CapEx	85	84	0.7	(10.2)	51	45	12.8		(0.5)
OpCF (OIBDA-CapEx)	178	112	58.7	41.5	86	54	59.1		38.9
Telefónica Chile
Revenues	487	445	9.4	(2.5)	252	223	13.1		(1.0)
OIBDA	190	152	24.5	11.0	105	75	38.9		22.2
OIBDA margin	39.0%	34.3%	4.7 p.p.		41.6%	33.8%	7.7 p.p.
CapEx	56	58	(3.1)	(13.6)	32	32	(0.5)		(12.6)
OpCF (OIBDA-CapEx)	133	94	41.6	26.2	73	43	68.0		48.0

Note:	OIBDA is presented before management and brand fees.

(1)	Margin over revenues includes fixed to mobile interconnection.
January — June 2010 Results Telefónica 45

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (II)
Unaudited figures (Euros in millions)

	January - June				April - June
	2010	2009	% Chg	% Chg Local Cur	2010	2009	% Chg	% Chg Local Cur

PERU
Revenues	956	860	11.2	1.3	505	431	17.3	3.0
OIBDA	363	340	6.9	(2.6)	200	179	11.4	(1.9)
OIBDA margin	38.0%	39.5%	(1.5 p.p. )		39.5%	41.6%	(2.1 p.p. )
CapEx	76	69	10.6	0.8	58	51	12.9	1.6
OpCF (OIBDA-CapEx)	287	271	6.0	(3.4)	142	128	10.8	(3.3)
T. Móviles Perú
Revenues	475	419	13.2	3.2	250	209	19.4	4.8
Service revenues	405	347	16.6	6.3	214	173	23.9	8.9
OIBDA	182	154	18.0	7.6	100	78	28.6	13.4
OIBDA margin	38.3%	36.8%	1.6 p.p.		40.0%	37.1%	2.9 p.p.
CapEx	31	24	28.9	17.5	26	14	94.4	76.5
OpCF (OIBDA-CapEx)	151	130	16.0	5.7	74	64	14.7	(0.0)
Telefónica del Perú
Revenues	547	508	7.7	(1.8)	289	254	13.8	(0.1)
OIBDA	180	189	(4.4)	(12.9)	99	100	(0.8)	(12.6)
OIBDA margin	33.0%	37.1%	(4.2 p.p. )		34.3%	39.3%	(5.0 p.p. )
CapEx	45	45	0.8	(8.1)	31	38	(16.6)	(25.4)
OpCF (OIBDA-CapEx)	135	144	(6.0)	(14.3)	68	62	8.7	(4.8)

COLOMBIA
Revenues	725	631	15.0	(3.7)	380	316	20.3	(1.3)
OIBDA	240	171	40.8	17.9	127	52	n.s.	n.s
OIBDA margin	33.1%	27.1%	6.1 p.p.		33.6%	16.6%	17.0 p.p.
CapEx	101	88	14.6	(4.0)	79	67	17.9	(1.9)
OpCF (OIBDA-CapEx)	139	82	68.9	41.5	48	(15)	c.s.	c.s.
T. Móviles Colombia
Revenues	407	334	21.9	2.1	213	167	27.4	4.5
Service revenues	381	317	20.2	0.7	199	158	26.5	3.7
OIBDA	126	60	109.6	75.5	67	8	n.m.	n.m.
OIBDA margin	30.9%	18.0%	12.9 p.p.		31.6%	4.8%	26.8 p.p.
CapEx	48	29	64.9	38.1	39	26	52.1	26.4
OpCF (OIBDA-CapEx)	78	31	152.0	111.1	28	(18)	c.s.	c.s.
Telefónica Telecom
Revenues	337	311	8.2	(9.4)	176	154	14.2	(6.3)
OIBDA	114	111	3.4	(13.4)	60	44	35.1	11.9
OIBDA margin	34.0%	35.6%	(1.6 p.p. )		34.1%	28.8%	5.3 p.p.
CapEx	53	59	(10.2)	(24.8)	40	41	(3.7)	(19.9)
OpCF (OIBDA-CapEx)	61	51	19.0	(0.4)	20	3	n.s.	n.s.

MEXICO (T. Móviles Mexico)
Revenues	924	751	23.1	11.9	488	391	24.7	9.4
Service revenues	828	686	20.6	9.7	441	356	23.8	8.7
OIBDA	313	236	32.4	20.4	181	133	36.5	20.6
OIBDA margin	33.9%	31.5%	2.4 p.p.		37.1%	33.9%	3.2 p.p.
CapEx	90	87	4.2	(5.2)	67	52	27.7	15.1
OpCF (OIBDA-CapEx)	223	150	48.7	35.3	114	80	42.2	24.2

VENEZUELA (T. Móviles Venezuela) (1)
Revenues	1,180	1,725	(31.6)	15.0	690	847	(18.6)	17.0
Service revenues	1,054	1,424	(25.9)	23.0	619	697	(11.3)	24.8
OIBDA	532	853	(37.6)	3.7	305	410	(25.5)	5.8
OIBDA margin	45.1%	49.4%	(4.4 p.p. )		44.3%	48.4%	(4.1 p.p. )
CapEx	121	131	(8.0)	46.1	62	77	(19.5)	0.4
OpCF (OIBDA-CapEx)	411	722	(43.0)	(4.1)	243	333	(26.9)	7.1

CENTRAL AMERICA (2)
Revenues	281	288	(2.4)	(1.8)	147	138	6.3	(0.3)
Service revenues	264	275	(4.2)	(3.6)	137	133	3.3	(3.2)
OIBDA	92	120	(23.0)	(22.4)	47	57	(18.1)	(23.5)
OIBDA margin	32.8%	41.6%	(8.8 p.p. )		31.8%	41.3%	(9.5 p.p. )
CapEx	30	11	170.4	174.4	19	8	126.9	131.5
OpCF (OIBDA-CapEx)	62	109	(42.9)	(42.7)	28	49	(43.3)	(50.4)

ECUADOR (T. Móviles Ecuador)
Revenues	191	167	14.7	14.1	102	80	27.0	18.6
Service revenues	167	150	11.2	10.5	88	73	20.0	12.1
OIBDA	56	51	10.6	9.9	30	23	28.3	19.5
OIBDA margin	29.2%	30.3%	(1.1 p.p. )		29.1%	28.8%	0.3 p.p.
CapEx	18	21	(11.9)	(12.4)	13	16	(21.2)	(23.7)
OpCF (OIBDA-CapEx)	37	30	26.5	25.8	17	7	139.3	111.2
Note:

-	OIBDA is presented before management and brand fees.

(1)
2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years. For comparison purposes and to facilitate the interpretation of the year-on-year changes vs. 2009, variations in local currency of the headings affected by the hyperinflation adjustments are reported excluding the impact of this adjustment.

(2)	Includes Guatemala, Panama, El Salvador and Nicaragua.
January — June 2010 Results Telefónica 46

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (III)
Unaudited figures (Euros in millions)

	January - June				April - June
	2010	2009	% Chg	% Chg Local Cur	2010	2009	% Chg	% Chg Local Cur

URUGUAY (T. Móviles Uruguay)
Revenues	110	84	31.3	8.7	56	40	40.6	8.7
Service revenues	105	78	34.0	10.9	53	37	42.6	10.2
OIBDA	47	29	60.2	32.7	23	14	71.0	31.7
OIBDA margin	42.3%	34.7%	7.6 p.p.		41.3%	34.0%	7.3 p.p.
CapEx	8	13	(38.8)	(49.3)	6	10	(41.2)	(52.7)
OpCF (OIBDA-CapEx)	39	16	141.4	99.9	18	4	n.m.	n.m.
Note:    OIBDA is presented before management and brand fees.
January — June 2010 Results Telefónica 47

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe1
In the first half of 2010, Telefónica Europe maintained a good financial and operating performance across the Group, with solid momentum kept in UK and Germany, whilst the Czech Republic and Ireland saw improving trends despite their respective challenging economic environments. As part of the Company’s focus on actively managing its business portfolio, at the end of June Manx Telecom was sold. From July this unit will no longer contribute to Telefónica Europe’s results.
Telefónica Europe’s total customer base reached 54.5 million at the end of June 2010 (+14.6% year-on-year, +6.1% year-on-year in organic terms), mainly leveraged on the continued expansion of mobile contract customers and smartphones’ adoption.
Mobile customer mix was improved throughout the January-June period towards contract, through the acquisition and retention of high value customers despite an increasingly competitive market context. The contract customer base increased 10.4% year-on-year, driving up the total mobile customer base to 45.2 million (+6.0% year-on-year). Contract customers represented 48% of the total customer base at the end of the first half, 2 percentage points higher than in June, 2009.
First half mobile net additions were 1.2 million in organic terms (-1.0% year-on-year), with 729 thousand net additions in the second quarter, a significant 44.4% increase over the previous quarter on the back of continued decline in contract churn and strong growth of mobile broadband accesses (+53.9% year-on-year to exceed 8 million), as well as the growth in mobile prepay net additions in the second quarter of the year.
Telefónica Europe’s wireline retail broadband accesses reached 3.8 million lines at the end of June 2010, adding 2.2 million lines in the first half (133 thousand in organic terms).
Telefónica Europe accelerated revenue growth in the first half of 2010 in organic terms to 3.2% year-on-year (+1.7% year-on-year in the first quarter). Excluding the impact from mobile termination rate cuts, organic revenue growth in the first half was 6.5% year-on-year (+5.4% year-on-year growth in the first quarter). Germany and UK businesses were the biggest contributors to organic revenue growth, offsetting the declines in Ireland and in the Czech Republic, reflecting the value of our diversified asset portfolio.
Reported revenues reached 7,278 million euros in the first half of 2010, up 10.8% year-on-year. In the second quarter of 2010, year-on-year growth was 14.0%. The contribution from HanseNet and Jajah to revenues in the first half of 2010 was 346 million euros, 232 million euros in the second quarter.
The continued adoption of mobile broadband across markets leveraged solid growth in non-P2P SMS data revenue, increasing 32.3% year-on-year in the first half of 2010 in organic terms. Telefónica Europe again sought to shape the market with its bold move on tiered data pricing in the UK, with access to O2’s high speed data network supported by unlimited and free access to WiFi hotspots across the country.
Operating expenses stood at 5,397 million euros in the first half of 2010, increasing 3.9% year-on-year in organic terms (+12.1% reported). The targeted customer acquisition and retention policy across markets resulted in higher external services costs, partly compensated by lower supply costs (mainly due to lower mobile termination rate cuts).
In the first half of 2010, operating income before depreciation and amortization (OIBDA) amounted to 2,035 million euros (-0.4% year-on-year in organic terms). The UK and German businesses were the biggest contributors to growth, offsetting the lower contribution from Ireland and the Czech Republic. In reported terms, OIBDA grew 8.3% year-on-year in the first half of 2010 (+12.5% year-on-year in the second quarter), with HanseNet and Jajah contributing 57 million euros in the first half of 2010, and 45 million in the second quarter.

[1]
Organic growth: in financial terms, assumes constant exchange rates (average of H1 09), and excludes HanseNet and Jajah contributions, included in Telefónica Europe’s consolidation perimeter from mid-February 2010 and from January 1st, 2010, respectively. OIBDA also excludes capital gain from the sale of Manx Telecom (61 million euros in the second quarter of 2010) and CapEx excludes acquisition of spectrum in Germany in May, 2010 (1,379 million euros). In access terms, HanseNet accesses are also excluded. Net additions exclude the disconnection of 111 thousand inactive mobile contract customers in the Czech Republic in the second quarter of 2010.

Manx Telecom contribution in the first half of 2010: 40 million euros in revenues and 15 million euros in OIBDA.
January — June 2010 Results Telefónica 48

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
Organic OIBDA evolution in the first half was impacted by a number of one-offs: i) Universal Service Obligation in the Czech Republic (2009: 3 million euros in the first quarter and 0.1 million euros in the second quarter; 2010: 0.3 million euros in the first quarter and 0.3 million euros in the second quarter); ii) restructuring charges (more than 21 million in the first quarter and 2 million euros in the second quarter of 2010), iii) real estate gains in the Czech Republic (12 million euros in the first quarter of 2009 and 0.2 million euros in the second quarter) and, iv) the proceeds from the settlement agreement with T-Mobile in the second quarter of 2009 in the Czech Republic (38 million euros). Excluding these one-offs and in organic terms, year-on-year OIBDA growth would have been 3.7% in the first half of 2010.
In terms of profitability, reported OIBDA margin was 28.0% in the first half of 2010 (-0.6 percentage points year-on-year), 0.1 percentage points up over the previous year in organic terms if the above-mentioned one-offs were also excluded from the calculation. In the second quarter, OIBDA margin was 29.6% (26.2% in the first quarter) mainly affected by the capital gain from Manx Telecom sale.
CapEx amounted to 2,135 million euros in the first half of 2010, close to 3 fold increase over the same period of 2009, mainly due to the 1,379 million euro investment in additional spectrum made in the second quarter of the year in Germany. In organic terms, CapEx declined 5.8% year-on-year in the first half of 2010, with a clear focus on growth and transformation around mobile networks, ensuring the delivery of the best possible customer experience.
Operating cash flow (OIBDA-CapEx) posted a 3.1% year-on-year improvement in organic terms in the first half of 2010 to reach 1,297 million euros, excluding the acquisition of additional spectrum in Germany. In reported terms, operating cash flow for the first half was negative in 100 million euros.
TELEFÓNICA O2 UK
Telefónica O2 UK continued to deliver steady growth supported by a disciplined approach to retaining and acquiring high quality customers, leveraging market leading contract churn, increased smartphone adoption and innovative mobile internet propositions. This led to an increase in the quality of customer base and profitability.
Total mobile customer base (excluding Tesco Mobile) increased 4.5% year-on-year to reach 21.6 million customers at the end of June, 2010, driven by the strong expansion in the contract segment (+11.7% year-on-year). This was achieved thanks to the continued leadership in terms of customer satisfaction reflected in the lowest churn rate in the mobile contract segment, as well as increased adoption of smartphones, following the introduction of “iPad” and “iPhone 4” despite an increasingly competitive market.
As a result, Telefónica O2 UK further consolidated its position as “the home of smartphones”, being ahead of the learning curve in understanding customer behaviour and usage patterns, allowing the Company to offer better customer experience.
At the end of June 2010, 47% of the mobile customer base was in contract (+3 percentage points year-on-year), after recording 502 thousand contract net additions in the first half and 307 thousand in the second quarter, a significant 58.0% quarter-on-quarter increase. Total mobile net additions in the January-June 2010 period were 306 thousand, with 250 thousand net additions in the second quarter, a remarkable improvement over the previous quarter (56 thousand net additions).
Telefónica O2 UK continued leading the market in terms of churn in the mobile contract segment, reaching 1.1% in the first half of 2010 and in the second quarter, a year-on-year improvement of 0.1 percentage points in both periods. It is also worth highlighting that total churn decreased 0.1 percentage points over the previous year in the first half to 2.6% and in the second quarter of the year.
In the first half of 2010, traffic increased 9.2% year-on-year to 28,502 million minutes (+7.8% year-on-year in the second quarter), reflecting a significant uptake from contract customers and improved trends in roaming traffic.
Total ARPU in the first half of 2010 recorded a 3.0% decline in local currency, both in the first half and in the second quarter, to 24.6 euros. Excluding the impact of mobile termination rate cuts, ARPU increased by 2.2% year-on-year in the first half in local currency (+1.8% year-on-year in the second quarter).
Voice ARPU softened its declining trend to -8.5% year-on-year in local currency in the second quarter (-9.0% year-on-year in the first quarter). In the first half of 2010, voice ARPU stood at 14.8 euros (-8.7% year-on-year in local currency). This improved trend is explained by the increased weight of the contract segment, partially compensated by mobile termination rate cuts in 2009.
January — June 2010 Results Telefónica 49

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
Data ARPU showed a solid 6.9% year-on-year increase in local currency in the first half of 2010 to reach 9.9 euros (+6.6% year-on-year in the second quarter), on the back of strong non-P2P SMS data ARPU growth (+36.5% year-on-year in local currency in the first half).
The Company’s wireline retail broadband Internet accesses reached 0.7 million lines at the end of June 2010 (+42.3% year-on-year).
First half of 2010 saw continued improvement in financials, with revenue growth of 4.0% year-on-year in local currency to reach 3,416 million euros (+6.0% year-on-year in local currency in the second quarter, accelerating over the 2.1% year-on-year growth posted in the first quarter).
Mobile service revenues increased by 4.1% year-on-year in local currency in the first half of 2010 to 3,132 million euros (+5.1% year-on-year in local currency in the second quarter, vs. the 3.1% year-on-year growth posted in the first quarter). Excluding the impacts from mobile termination rate cuts, mobile service revenue growth was 9.8% year-on-year in local currency in the first half of 2010, and 10.3% year-on-year in local currency in the second quarter. This quarter-on-quarter performance was also helped by improved trends in roaming. Non-P2P SMS data revenues continued to post a robust performance with increased penetration of smartphone-related data tariffs, showing a 42.6% year-on-year growth in local currency in the first half of 2010 to amount 32% of total data revenues. Total data revenues in the first half of 2010 reached 1,263 million euros to amount 40.3% of mobile service revenues.
Operating income before depreciation and amortization (OIBDA) totalled 883 million euros in the first half of 2010, recording a 7.7% year-on-year growth in local currency (+8.1% year-on-year in local currency in the second quarter).
OIBDA margin increased year-on-year by 0.9 percentage points to 25.9% in the first half (+0.5 percentage points year-on-year to 26.4% in the second quarter), leveraging improved commercial costs and further efficiencies.
CapEx increased 30.7% year-on-year in local currency in the first half of 2010 to 347 million euros, reflecting the continued investment in the mobile network to give customers the best user experience. This year-on-year evolution should not be extrapolated for the whole year due to the different shaping of investment execution.
As a result, operating cash flow (OIBDA-CapEx) for the first half of 2010 totalled 536 million euros, a 3.3% year-on-year decrease in local currency.
TELEFÓNICA O2 GERMANY
Telefónica O2 Germany sustained its solid momentum in the mobile German market in the first six months of the year, whilst smoothly progressing with the integration of HanseNet into the business and also enabling leadership in the future new technology landscape after the acquisition of additional spectrum in May.
Telefónica O2 Germany’s mobile customer base reached 16.3 million at June end, 2010, a 9.0% year-on-year increase, led by the continued expansion of the contract segment (+9.8% year-on-year), as well as the prepay (+8.1% year-on-year). This performance was a result of the success of “O2o” tariffs (launched a year ago) and sustained leadership in the mobile broadband space. Mobile net additions in the first half of 2010 were 765 thousand, with 407 thousand in the second quarter, a 14.0% improvement over the previous quarter. Mobile contract net additions were 236 thousand in the first half of 2010, and 81 thousand in the second quarter. Contract customers represented 49% of the base at the end of June 2010, stable over the previous year. On the other hand, due to the timing of campaigns by our larger partner channels, there has been increased prepay activity in the second quarter, with net additions up 13.5% year-on-year.
The churn rate in the first half of 2010 reached 2.1%, virtually flat year-on-year (+0.1 percentage points). Churn in the second quarter was 2.0%, 0.2 percentage points higher year-on-year, but lower than in the first quarter in a highly competitive market, with a significant improvement in the contract segment.
The continued growth in the customer base led to a year-on-year increase in traffic of 10.1% to reach 12,522 million minutes in the first half of 2010 (+8.2% increase in the second quarter).
Total ARPU reached 14.8 euros in the first half, showing improving trends from the beginning of the year (-6.2 % year-on-year in the first half and -5.8% in the second quarter), as data ARPU partially offset voice ARPU decline.
Data ARPU grew 4.8% in the first half of the year to 4.9 euros (+2.2% year-on-year second quarter). Non-P2P SMS data ARPU grew 23.4% year-on-year in the first half and 15.9% in the second quarter, driven by strong mobile broadband revenues.
January — June 2010 Results Telefónica 50

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
Voice ARPU posted a year-on-year decline of 10.8% in the first half, totalling 9.9 euros, improving the trend in the quarter (-12.5% in the first quarter).
In the wireline business, the reported retail broadband internet access base reached 2.4 million in June, 2010 after adding 2.1 million customers in the first half of 2010, mainly due to the integration of HanseNet in the business. Wholesale broadband accesses declined 15.8% year-on-year to 1.1 million lines at the end of June, 2010, as wholesale lines previously contracted by HanseNet to Telefónica O2 Germany were internalized after the integration of the businesses. In organic terms, wholesale broadband accesses grew 8.2 % year-on-year in the first half of 2010.
Revenue performance in reported terms increased 27.4% year-on-year in the first half of 2010 to 2,270 million euros (+33.5% year-on-year in the second quarter). In organic terms, revenues in the first half of 2010 showed strong year-on-year growth of 8.5% (+8.2% year-on-year in the second quarter).
Mobile service revenue growth was solid at 1.9% year-on-year for the first half of 2010, amounting to 1,428 million euros. Excluding the impact of mobile termination rate cuts, which is not affecting growth from the second quarter of 2010, year-on-year growth was 3.3% in the first half of 2010 (+3.8% year-on-year in the first quarter). This year-on-year performance is mainly explained by the new commercial model launched a year ago which resulted in a higher percentage of customers buying handsets through “My Handy” (increasing hardware revenues).
Revenue growth drivers in the first half of the year continued to be the healthy increase of mobile customer base, mainly through “O2o” tariffs, and the strong increase in non-P2P SMS data revenues (+34.9%, year-on-year to account for 41% of total mobile data revenues), fuelled by increased penetration of mobile broadband customers in the base. Total mobile data revenues reached 459 million euros in the first half of 2010, amounting to 32.1% of mobile service revenues. Total revenue growth was also fuelled by the increased contribution from fixed services (629 million euros in the first half, reported) and handset sales, particularly from the “My Handy” distribution model.
Telefónica O2 Germany continued to improve its profitability through increased scale and higher efficiencies in most cost areas. Operating income before depreciation and amortization (OIBDA) amounted to 532 million euros in the first half of 2010 (+9.5% year-on-year growth in organic terms; +23.2% reported). In the second quarter of the year, OIBDA growth was 6.2% year-on-year in organic terms (+26.6% year-on-year in reported terms). This year-on-year comparison shows the impact of relative low national roaming costs in the second quarter of 2009 coupled with channel mix favouring partner channels in the second quarter of 2010 (seasonal promotions on prepay).
As a result of the continued profitable growth achieved by the Company, OIBDA margin in the first half of 2010 was 23.5% in reported terms, a 0.8 percentage point decrease over the same period of 2009, with HanseNet integration diluting margins in the period by 1.0 percentage points, but increasing 0.2 percentage points year-on-year in organic terms. OIBDA margin in the second quarter was 24.4%, an improvement of 1.5 percentage points over the previous quarter in organic terms.
CapEx amounted to 1,661 million euros in the first half of 2010, after the inclusion of 1,379 million euros of additional investment in new spectrum secured by the Company in May. In organic terms, CapEx declined 30.6% year-on-year in the first half. The Company continued targeting investments to improve mobile network coverage and capacity, in line with customer demand.
Operating cash flow (OIBDA-CapEx) was -1,129 million euros in the first half of 2010 as a result of the above-mentioned evolution of CapEx (operating cash flow was 250 million euros excluding spectrum acquisition). In organic terms, operating cash flow in the first half increased more than three times over last year’s figure.
TELEFÓNICA O2 IRELAND
In the first half of 2010, Telefónica O2 Ireland has shown solid commercial momentum despite tough trading conditions. The Company has focused its commercial activity around mobile contract customers’ acquisition and retention, backed on the strong demand for smartphones and the active policy to migrate prepay customers to contract. As a result, the Company has been improving its contract churn rate to reach its lowest level in more than two years.
Contract net additions recorded strong growth, reaching 21 thousand in the first half, 9.6% higher than in the same period of 2009 (+11 thousand in the second quarter). Prepay net additions showed a sequential improvement compared to the previous quarter (-6 thousand in the second quarter vs. -19 thousand in the first quarter). Growth in the contract base (+7.6% year-on-year) led to a stable total customer base of 1.7 million (-0.3% year-on-year). As a result, the Company recorded an improvement of 3 percentage points in the contract mix to reach a 42% of the total mobile customer base at the end of June. Total net additions in the second quarter of 2010 were positive for the first time since the third quarter of 2009 (+5 thousand in the second quarter; -3 thousand in the first half).
January — June 2010 Results Telefónica 51

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
Churn dropped 0.4 percentage points year-on-year to 2.3% in the first half of 2010, reflecting the Company’s successful effort to retain high value customers. In the second quarter, churn stood at 2.1% (a decrease of 0.4 percentage points year-on-year).
Traffic carried in the first half of 2010 increased year-on-year by 0.8% to 2,347 million minutes, showing an acceleration in the second quarter (+0.9% year-on-year), reversing the declining trend seen throughout 2009 on the back of the strong performance of the contract segment.
Total ARPU was 37.1 euros in the first half of the year, showing a year-on-year decline of 6.1% (-7.2% in the second quarter of 2010). Excluding the impact of mobile termination rate cuts, ARPU declined 4.8% in the first half of 2010
(-4.7% year on year in the second quarter).
Voice ARPU (25.1 euros) dropped 9.7% year-on-year in the first half (-10.8% in the second quarter). Data ARPU continued to post a solid year-on-year increase of 2.3% in the first half of 2010 to amount 12.0 euros (+1.2% in the second quarter), driven by an increasing number of mobile broadband customers in the base.
Revenues for the first half were 419 million euros, a year-on-year decline of 6.9% (-7.9% in the second quarter) with mobile service revenues down 7.5% year-on-year in the first half (-8.5% in the second quarter), impacted by mobile termination rate cut from 1st April 2010. Excluding this impact, mobile service revenues dropped 6.3% year-on-year in the first half and 6.0% in the second quarter, improving the trend already seen in the first quarter (-6.6% year-on-year).
Operating income before depreciation and amortization (OIBDA) in the first half was 127 million euros (-11.9% year-on-year) impacted by restructuring costs of 7 million euros already registered in the first quarter. In the second quarter, OIBDA was 9.4% lower year-on-year on the back of strong commercial activity. Excluding the impact from restructuring costs, OIBDA would have dropped year-on-year by 7.8% in the first half. Reported OIBDA margin reached 30.4% (32.1% up to June 2009). Stripping out restructuring costs, OIBDA margin stood at 32.0% in the first half of 2010, virtually flat year-on-year. In the second quarter, OIBDA margin was 33.0%.
Operating cash flow (OIBDA-CapEx) in the first six months of the year totalled 104 million euros (-15.1% year-on-year), with CapEx at 23 million euros (+6.1% year-on-year).
TELEFÓNICA O2 CZECH REPUBLIC
In the second quarter of 2010, the financial performance of Telefónica O2 Czech Republic Group has seen improving trends both in fixed and mobile segments compared to the first quarter with lower customer optimization and stabilization in spend.
At the end of June, the total number of accesses for Telefónica O2 Czech Republic, including Slovakia, stood at 8.4 million, an increase of 3.3% year-on-year.
Mobile customers in the Czech Republic (4.8 million at the end of June) remained stable over the previous year (+0.1% year-on-year), mainly driven by the solid growth in the contract base (+4.5% year-on-year) due to the continued uptake of “Neon” tariffs and by customers migrating from the prepay to the contract segment. Mobile contract net additions, which exclude the disconnection of 111 thousand inactive contract customers made in the second quarter of 2010, stood at 78 thousand in the first half of 2010 and 35 thousand customers in the second quarter. The Company kept showing a continuous improvement in prepay customer base with 70 thousand net losses in the first half of 2010, an improvement of 36.7% with fewer net losses compared to the same period in 2009 (-34 thousand in the second quarter). As a result, the mix of the contract base rose 2 percentage points year-on-year to 57%.
Fixed telephony accesses declined by 5.3% year-on-year to reach 1.7 million at the end of June 2010, with 62 thousand net losses in the first half (30.3% less compared to first half of 2009) helped by solid uptake of naked accesses following the introduction of new broadband centric proposition in 2009. In the second quarter, net line losses stood at 29 thousand (an improvement of 37.9% year-on-year).
Retail internet broadband accesses reached 719 thousand, up 12.5% year-on-year. Pay TV customers increased by 0.4% year-on-year to reach 133 thousand at the end of June.
Telefónica O2 Slovakia total customer base totalled 709 thousand at the end of June 2010, up by 69.9% year-on-year, with 156 thousand net additions in the first half of 2010, up 69.9% year-on-year (63 thousand in the second quarter, up 21.6% year-on-year). Contract customers grew by 89.9% year-on-year to reach 258 thousand, and represented 36% of total customer base at the end of June 2010, up 4 percentage points year-on-year.
January — June 2010 Results Telefónica 52

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
In the Czech Republic, the churn rate totalled 2.5% in the the first half and 2.8% in the second quarter, posting a 0.6 percentage points increase in the first half and 1.1 percentage points year-on-year in the second quarter, mainly due to the disconnections of inactive contract customers in the second quarter.
In terms of usage, traffic in the Czech Republic grew by 9.0% year-on-year to 4,387 million minutes in the first half of 2010 (+8.4% in the second quarter) due to higher contract base and successful adoption of “Neon” tariffs.
Total mobile ARPU in the Czech Republic (18.2 euros) declined 9.5% in the first half of the year in local currency, showing an improvement in the second quarter (-7.9% year-on-year in local currency). Excluding mobile termination rate cuts, ARPU declined 5.2% year-on-year in local currency in the first half (-3.7% in the second quarter).
Voice ARPU dropped 10.0% year-on-year in local currency in the first half (-8.6% in the second quarter), impacted by usage optimisation and mobile termination rate cuts. Data ARPU smoothed its rate of year-on-year decline to 8.0% in the first half in local currency to 4.6 euros (-10.2% in the first quarter), mainly driven by continuous adoption of mobile broadband.
Revenues for the Telefónica O2 Czech Republic Group totalled 1,079 million euros in the first half of 2010, a 6.5% year-on-year decrease in constant currency, reverting the negative sequential declines seen in previous quarters
(-8.9% in the first quarter). This evolution was impacted by mobile termination rate cuts (2009, and January 2010) and also by Universal Service Obligation recognition (2009: 6 million euros in the first quarter and 0.1 million euros in the second quarter; 2010: 1 million euros in the first quarter and 0.5 million euros in the second quarter). Excluding both impacts, revenues would have declined by 4.6%, year-on-year in constant currency in the first half (-6.1% year-on-year in the first quarter).
The Czech mobile business improved its declining trend, with mobile service revenue showing a year-on-year decrease of 8.1% in local currency to 534 million euros in the first half (-6.9% year-on-year in the second quarter), owing to the lower traffic revenues due to the higher number of customers opting for semi-flat rate tariffs and also mobile termination rate cuts. Fixed revenues also showed better trends and fell by 6.9% year-on-year in local currency in the first half of 2010 (-4.8% in the second quarter). In Slovakia, revenues grew 51.0% year-on-year both in the first half and in the second quarter.
Operating income before depreciation and amortization (OIBDA) totalled 452 million euros and dropped 17.3% year-on-year in constant currency in the first half (-18.4% in the first quarter in constant currency), impacted by revenue decline as well as by a number of non recurring items: i) Universal Service Obligation (2009: 3 million euros in the first quarter and 0.1 million euros in the second quarter; 2010: 0.3 million euros in the first quarter and 0.3 million euros in the second quarter), ii) restructuring charges in 2010 (15 million euros in the first quarter and 2 million euros in the second quarter), iii) real estate gains in 2009 (12 million euros in the first quarter and 0.2 million euros in the second quarter), and iv) the proceeds from the settlement agreement with T-Mobile in the second quarter of 2009 (38 million euros).
In constant currency terms, and excluding the above-mentioned non recurring factors, OIBDA would have declined 4.5% year-on-year (-7.1% in the first quarter) and OIBDA margin would have improved by 0.7 percentage points in the first half of 2010. Reported OIBDA margin reached 41.9% in the first half and 43.3% in the second quarter of 2010.
Operating cash flow (OIBDA-CapEx) totalled 360 million euros in the first half of 2010, a decline of 17.3% year-on-year in constant currency, but -0.6% year-on-year in constant currency if the above-mentioned non recurrent factors were excluded from the calculation, with CapEx reaching 92 million euros up to June (-17.5% year-on-year in constant currency).
January — June 2010 Results Telefónica 53

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
TELEFÓNICA EUROPE
ACCESSES
Unaudited figures (thousands)

	2009			2010
	June	September	December	March	June	% Chg

Final Clients Accesses	46,197.4	47,182.1	47,814.9	52,769.9	53,355.5	15.5
Fixed telephony accesses (1)	1,861.8	1,847.1	1,827.5	3,620.8	3,564.7	91.5
Internet and data accesses	1,555.4	1,656.8	1,754.7	4,364.0	4,382.4	181.7
Narrowband	148.7	142.6	137.3	559.4	537.9	n.m.
Broadband	1,375.9	1,483.6	1,589.1	3,776.0	3,815.5	177.3
Other (2)	30.9	30.6	28.3	28.5	29.0	(6.0)
Mobile accesses	42,647.5	43,542.3	44,095.0	44,599.5	45,217.0	6.0
Prepay (3)	22,916.5	23,163.8	23,098.5	23,167.9	23,430.4	2.2
Contract (4)	19,731.1	20,378.6	20,996.5	21,431.6	21,786.6	10.4
Pay TV	132.6	135.9	137.6	185.6	191.4	44.3

Wholesale Accesses (5)	1,381.3	1,403.2	1,425.2	1,152.5	1,186.1	(14.1)

Total Accesses	47,578.8	48,585.3	49,240.1	53,922.4	54,541.6	14.6

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/ 6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.

(2)	Retail circuits other than broadband.

(3)	December 2009 includes the disconnection of inactive mobile prepay customers in Germany.

(4)	June 2010 includes the disconnection of inactive mobile contract customers in Czech Republic.

(5)	Includes Unbundled Lines by T. O2 Germany.
Notes:
-     Mobile accesses, Fixed telephony accesses and Broadband accesses include Manx Telecom customers.
-     Starting March 2010, Telefónica Europe includes accesses from HanseNet.
January — June 2010 Results Telefónica 54

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
TELEFÓNICA EUROPE
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - June			April - June
	2010	2009	% Chg	2010	2009	% Chg
Revenues	7,278	6,571	10.8	3,792	3,326	14.0
Internal exp capitalized in fixed assets	88	108	(17.8)	45	53	(14.5)
Operating expenses	(5,397)	(4,815)	12.1	(2,779)	(2,385)	16.5
Supplies	(3,087)	(3,023)	2.1	(1,606)	(1,513)	6.2
Personnel expenses	(713)	(644)	10.7	(349)	(325)	7.3
Subcontracts	(1,500)	(1,091)	37.6	(784)	(521)	50.4
Bad debt provision	(87)	(50)	74.4	(35)	(21)	66.5
Taxes	(9)	(8)	18.3	(5)	(4)	19.3
Other net operating income (expense)	5	2	113.4	1	1	(36.1)
Gain (loss) on sale of fixed assets	61	14	n.m.	61	0	n.m.
Impairment of goodwill and other assets	(0)	(1)	(33.0)	(0)	(0)	(68.7)
Operating income before D&A (OIBDA)	2,035	1,879	8.3	1,121	996	12.5
OIBDA Margin	28.0%	28.6%	(0.6 p.p. )	29.6%	29.9%	(0.4 p.p. )
Depreciation and amortization	(1,483)	(1,451)	2.2	(773)	(731)	5.8
Operating income (OI)	552	428	29.0	348	265	31.0
Notes:

-	OIBDA and OI before management and brand fees.

-	HanseNet and Jajah have been included in Telefónica Europe’s consolidation perimeter since mid February 2010 and 1 January 2010 respectively.

-	OIBDA includes a capital gain of 61 million euros from the sale of Manx Telecom in the second quarter of 2010.
January — June 2010 Results Telefónica 55

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
TELEFÓNICA EUROPE
ACCESSES BY COUNTRIES
Unaudited figures (Thousands)

	2009			2010
	June	September	December	March	June	% Chg
TELEFÓNICA O2 UK
Final Clients Accesses	21,125.6	21,487.9	21,890.8	21,987.9	22,255.6	5.3
Internet and data accesses	456.9	527.1	591.5	632.4	650.0	42.3
Broadband	456.9	527.1	591.5	632.4	650.0	42.3
Mobile accesses	20,668.7	20,960.8	21,299.3	21,355.5	21,605.6	4.5
Prepay	11,657.6	11,637.4	11,740.3	11,602.0	11,544.6	(1.0)
Contract	9,011.1	9,323.5	9,558.9	9,753.5	10,061.0	11.7
Total Accesses	21,125.6	21,487.9	21,890.8	21,987.9	22,255.6	5.3

TELEFÓNICA O2 GERMANY
Final Clients Accesses	15,186.1	15,672.6	15,792.5	20,571.4	20,934.3	37.9
Fixed telephony accesses	0.0	0.0	0.0	1,826.3	1,779.4	n.m.
Internet and data accesses	253.4	272.3	285.1	2,832.5	2,824.7	n.m.
Narrow Band	0.0	0.0	0.0	428.0	411.4	n.m.
Broadband	253.4	272.3	285.1	2,404.5	2,413.3	n.m.
Mobile accesses	14,932.7	15,400.3	15,507.4	15,864.7	16,272.1	9.0
Prepay (1)	7,708.1	7,959.9	7,807.0	8,009.9	8,336.0	8.1
Contract	7,224.5	7,440.4	7,700.4	7,854.8	7,936.0	9.8
Pay TV	0.0	0.0	0.0	47.9	58.2	n.m.
Wholesale Accesses (2)	1,273.1	1,295.4	1,316.8	1,040.1	1,072.6	(15.8)
Total Accesses	16,459.2	16,968.0	17,109.3	21,611.5	22,006.9	33.7

TELEFÓNICA O2 IRELAND
Mobile accesses	1,716.7	1,717.5	1,714.3	1,705.6	1,710.8	(0.3)
Prepay	1,054.0	1,041.1	1,022.5	1,003.8	997.6	(5.4)
Contract	662.6	676.4	691.8	701.8	713.1	7.6
Total Accesses	1,716.7	1,717.5	1,714.3	1,705.6	1,710.8	(0.3)

TELEFÓNICA O2 CZECH REPUBLIC
Final Clients Accesses	7,590.5	7,678.0	7,701.5	7,696.4	7,558.5	(0.4)
Fixed telephony accesses (3)	1,803.9	1,790.0	1,770.6	1,737.5	1,708.3	(5.3)
Naked ADSL	0.0	29.8	62.1	89.8	114.8	n.m.
VoIP	0.0	14.0	16.9	23.4	28.5	n.m.
Internet and data accesses	818.9	829.5	848.7	868.4	874.8	6.8
Narrowband	148.7	142.6	137.3	131.4	126.5	(15.0)
Broadband	639.3	656.3	683.1	708.4	719.3	12.5
Other (4)	30.9	30.6	28.3	28.5	29.0	(6.0)
Mobile accesses	4,835.1	4,922.7	4,944.6	4,952.7	4,842.2	0.1
Prepay	2,172.5	2,176.7	2,130.2	2,094.8	2,060.4	(5.2)
Contract (5)	2,662.6	2,746.0	2,814.4	2,857.9	2,781.8	4.5
Pay TV	132.6	135.9	137.6	137.7	133.2	0.4
Wholesale Accesses	108.2	107.9	108.4	112.4	113.5	4.9
Total Accesses	7,698.7	7,785.9	7,810.0	7,808.8	7,672.0	(0.3)

TELEFÓNICA O2 SLOVAKIA
Mobile accesses	417.0	463.1	552.9	645.7	708.6	69.9
Prepay	281.2	305.9	357.2	418.1	450.6	60.3
Contract	135.8	157.2	195.6	227.6	257.9	89.9
Total Accesses	417.0	463.1	552.9	645.7	708.6	69.9

(1)	450 thousand inactive prepay accesses were disconnected in December 2009.

(2)	Includes Unbundled Lines by T. O2 Germany.

(3)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/ 6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.

(4)	Retail circuits other than broadband.

(5)	111 thousand inactive contract customers were disconnected in June 2010.

Note:	Starting March 2010, Telefónica O2 Germany includes accesses from HanseNet.
January — June 2010 Results Telefónica 56

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
TELEFÓNICA EUROPE
SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRIES
Unaudited figures

	2009			2010
	Q2	Q3	Q4	Q1	Q2	% Chg Local Cur
TELEFÓNICA O2 UK
Traffic (Million minutes)	13,304	13,579	14,176	14,155	14,346	7.8
ARPU (EUR)	25.3	25.5	24.0	24.0	25.3	(3.0)
Prepay	12.8	12.4	11.7	11.3	11.7	(11.3)
Contract	41.6	42.0	39.1	39.4	41.0	(4.5)
Data ARPU (EUR)	9.2	9.6	9.5	9.6	10.1	6.6
% non-P2PSMS over data revenues	26.6%	29.3%	29.4%	30.7%	33.7%	7.2 p.p.

TELEFÓNICA O2 GERMANY
Traffic (Million minutes)	5,819	5,775	6,108	6,223	6,299	8.2
ARPU (EUR) (1)	15.7	15.7	15.3	14.8	14.8	(5.8)
Prepay (1)	5.5	5.9	5.8	5.7	6.0	10.0
Contract	26.5	26.1	25.2	24.2	23.9	(10.0)
Data ARPU (EUR) (1)	4.6	4.6	4.8	5.0	4.7	2.2
% non-P2PSMS over data revenues	34.8%	37.4%	40.7%	40.9%	39.4%	4.7 p.p.

TELEFÓNICA O2 IRELAND
Traffic (Million minutes)	1,170	1,166	1,177	1,166	1,181	0.9
ARPU (EUR)	39.8	39.9	39.5	37.4	36.9	(7.2)
Prepay	25.6	25.8	26.5	21.8	27.0	5.5
Contract	62.5	62.1	58.8	60.1	50.9	(18.6)
Data ARPU (EUR)	11.9	11.6	12.1	12.0	12.1	1.2
% non-P2PSMS over data revenues	36.4%	36.2%	38.3%	38.3%	39.5%	3.1 p.p.

TELEFÓNICA O2 CZECH REPUBLIC (2)
Traffic (Million minutes)	2,085	2,054	2,153	2,127	2,260	8.4
ARPU (EUR) (3)	19.4	19.9	19.1	17.8	18.6	(7.9)
Prepay	8.6	8.7	8.7	7.6	8.2	(8.2)
Contract (3)	28.4	29.0	27.1	25.3	26.3	(11.2)
Data ARPU (EUR) (3)	4.7	4.9	4.6	4.5	4.6	(5.8)
% non-P2PSMS over data revenues	43.1%	45.7%	43.9%	45.0%	43.8%	0.7 p.p.

(1)	Change in ARPU affected by 450 thousand disconnections of inactive customers in Germany in December 2009.

(2)	KPIs for Mobile business in Czech Republic do not include Slovakia.

(3)	Change in ARPU affected by 111 thousand disconnections of inactive customers in Czech Republic in June 2010.

Notes:

-	ARPU calculated as monthly quarterly average.

-
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January — June 2010 Results Telefónica 57

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
TELEFÓNICA EUROPE
CUMULATIVE SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRIES
Unaudited figures

	2009			2010
	Jan-Jun	Jan-Sept	Jan-Dec	Jan-Mar	Jan-Jun	% Chg Local Cur
TELEFÓNICA O2 UK
Traffic (Million minutes)	26,102	39,680	53,856	14,155	28,502	9.2
ARPU (EUR)	24.7	25.0	24.7	24.0	24.6	(3.0)
Prepay	12.6	12.5	12.3	11.3	11.5	(11.1)
Contract	41.1	41.4	40.8	39.4	40.2	(4.9)
Data ARPU (EUR)	9.0	9.2	9.3	9.6	9.9	6.9
% non-P2PSMS over data revenues	25.2%	26.6%	27.4%	30.7%	32.2%	7.0 p.p.

TELEFÓNICA O2 GERMANY
Traffic (Million minutes)	11,375	17,150	23,257	6,223	12,522	10.1
ARPU (EUR) (1)	15.8	15.8	15.6	14.8	14.8	(6.2)
Prepay (1)	5.5	5.6	5.7	5.7	5.8	7.2
Contract	26.6	26.5	26.1	24.2	24.0	(9.8)
Data ARPU (EUR) (1)	4.7	4.6	4.7	5.0	4.9	4.8
% non-P2PSMS over data revenues	34.2%	35.3%	36.7%	40.9%	40.2%	6.0 p.p.

TELEFÓNICA O2 IRELAND
Traffic (Million minutes)	2,328	3,494	4,672	1,166	2,347	0.8
ARPU (EUR)	39.5	39.7	39.6	37.4	37.1	(6.1)
Prepay	24.9	25.2	25.5	21.8	24.3	(2.2)
Contract	63.5	63.0	62.0	60.1	55.5	(12.7)
Data ARPU (EUR)	11.8	11.7	11.8	12.0	12.0	2.3
% non-P2PSMS over data revenues	36.1%	36.1%	36.7%	38.3%	38.9%	2.8 p.p.

TELEFÓNICA O2 CZECH REPUBLIC (2)
Traffic (Million minutes)	4,025	6,080	8,232	2,127	4,387	9.0
ARPU (EUR) (3)	19.1	19.4	19.3	17.8	18.2	(9.5)
Prepay	8.3	8.4	8.5	7.6	7.9	(9.2)
Contract (3)	28.3	28.5	28.2	25.3	25.8	(13.5)
Data ARPU (EUR) (3)	4.7	4.8	4.7	4.5	4.6	(8.0)
% non-P2PSMS over data revenues	44.3%	44.8%	44.6%	45.0%	44.4%	0.1 p.p.

(1)	Change in ARPU affected by 450 thousand disconnections of inactive customers in Germany in December 2009.

(2)	KPIs for Mobile business in Czech Republic do not include Slovakia.

(3)	Change in ARPU affected by 111 thousand disconnections of inactive customers in Czech Republic in June 2010.

-	ARPU calculated as monthly quarterly average of each period.

-
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January — June 2010 Results Telefónica 58

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
TELEFÓNICA EUROPE
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January - June				April - June
				% Chg				% Chg
	2010	2009	% Chg	Local Cur	2010	2009	% Chg	Local Cur
TELEFÓNICA O2 UK
Revenues	3,416	3,194	6.9	4.0	1,782	1,631	9.2	6.0
Service revenues	3,132	2,926	7.0	4.1	1,629	1,504	8.3	5.1
OIBDA	883	798	10.7	7.7	470	422	11.4	8.1
OIBDA margin	25.9%	25.0%	0.9 p.p.		26.4%	25.8%	0.5 p.p.
CapEx	347	259	34.3	30.7	185	134	38.1	34.0
OpCF (OIBDA-CapEx)	536	539	(0.6)	(3.3)	284	287	(1.0)	(4.0)

TELEFÓNICA O2 GERMANY
Revenues (1)	2,270	1,781	27.4	27.4	1,196	896	33.5	33.5
Service revenues	1,428	1,402	1.9	1.9	726	707	2.7	2.7
OIBDA (1)	532	432	23.2	23.2	291	230	26.6	26.6
OIBDA margin	23.5%	24.3%	(0.8 p.p. )		24.4%	25.7%	(1.3 p.p. )
CapEx (2)	1,661	355	n.m.	n.m.	1,548	171	n.m.	n.m.
OpCF (OIBDA-CapEx) (2)	(1,129)	77	c.s	c.s.	(1,256)	59	c.s.	c.s

TELEFÓNICA O2 IRELAND
Revenues	419	450	(6.9)	(6.9)	208	226	(7.9)	(7.9)
Service revenues	389	421	(7.5)	(7.5)	193	211	(8.5)	(8.5)
OIBDA	127	145	(11.9)	(11.9)	69	76	(9.4)	(9.4)
OIBDA margin	30.4%	32.1%	(1.7 p.p. )		33.0%	33.6%	(0.6 p.p. )
CapEx	23	22	6.1	6.1	15	13	13.2	13.2
OpCF (OIBDA-CapEx)	104	123	(15.1)	(15.1)	54	63	(14.1)	(14.1)

TELEFÓNICA O2 CZECH REPUBLIC (3)
Revenues	1,079	1,096	(1.6)	n.c.	549	549	(0.0)	n.c.
Service revenues	534	552	(3.1)	n.c.	274	282	(2.9)	n.c.
OIBDA	452	519	(12.9)	n.c.	237	272	(12.7)	n.c.
OIBDA margin	41.9%	47.3%	(5.4 p.p. )		43.3%	49.6%	(6.3 p.p. )
CapEx	92	107	(13.6)	n.c.	51	70	(27.9)	n.c.
OpCF (OIBDA-CapEx)	360	412	(12.6)	n.c.	187	202	(7.5)	n.c.
Notes:

-	OIBDA before management and brand fee.

-	HanseNet has been included in Telefónica O2 Germany’s consolidation perimeter since mid February 2010.

(1)	Excluding HanseNet, Telefónica O2 Germany’s revenues would increase 8.5% and OIBDA would grow 9,5%.

(2)
CapEx includes 1,379 million euros from the acquisition of sprectrum in Germany in the second quarter of 2010. Excluding spectrum and in organic terms, CapEx would fall 30.6% y-o-y and OpCF would grow by three times 2009 first half figure.

(3)	Includes Slovakia, except in service revenues.
January — June 2010 Results Telefónica 59

RESULTS BY REGIONAL BUSINESS UNITS
Other Companies
ATENTO GROUP1
Revenues for the Atento Group rose 20.7% year-on-year to 779 million euros in the first half of 2010, with revenue growth accelerating in the second quarter to 27.0%. Organic revenue growth in the first half stood at 9.3% year-on-year from 6.0% in the first quarter of 2010. The main drivers are still the businesses in Brazil, Spain, Argentina and Texas (BBVA).
The Company continues to diversify its customer portfolio, with multisector customers (outside the Telefónica Group) accounting for 57% of revenues in the first half of 2010 (56% in January-June 2009).
Noteworthy with regard to the geographical breakdown of revenues in the first half of 2010 was the sharp increase posted by Brazil, which contributed 54% of total revenue (up from 48% in the first half of 2009). Spain represented 14% in the first half (16% as of June 2009) and Mexico contributed with 11% (12% in the first half of 2009).
The Atento Group’s offshore revenues accounted for 6.7% of total revenues in the first half of 2010, coming mainly from Spain and Mexico.
Operating income before depreciation and amortization (OIBDA) totalled 69 million euros, representing an increase of 8.2% year-on-year in the first six months (-1.9% in organic terms) and a decrease of 3.8% year-on-year in the second quarter. This OIBDA reduction was mainly due to the tariff reductions with BBVA-México, higher personnel expenses in Brazil, and personnel restructuring costs.
The OIBDA margin stood at 8.9%, down 1.0 percentage points from the first six months of 2009 (-1.0 percentage points in organic terms).
CapEx in the first half amounted to 30 million euros (+38.5% year-on-year; +30.8% organic) mainly due to the construction of new customer service positions and the acquisition of new equipment in Brazil, and to equipment renewal in Mexico.
Operating cash flow (OIBDA – CapEx) was 40 million euros, down 7.0% year-on-year from January–June 2009 (-18.3% in organic terms).
The Atento Group ended the first half with 69,854 positions in place, 12% more than at the end of June 2009.

[1]	Organic growth assumes average exchange rates of the same period of 2009 and excludes hyperinflationary adjustments in Venezuela in both years.
January — June 2010 Results Telefónica 60

ATENTO GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - June				April - June
	2010	2009	% Chg		2010	2009	% Chg
Revenues	779	645	20.7		417	328	27.0
Internal exp capitalized in fixed assets	—	—	—		—	—	—
Operating expenses	(710)	(581)	22.1		(383)	(293)	30.8
Supplies	(44)	(44)	0.6		(25)	(17)	46.3
Personnel expenses	(554)	(447)	23.9		(297)	(224)	32.4
Subcontracts	(109)	(88)	23.2		(58)	(50)	16.0
Bad debt provision	(0)	(0)	3.9		(1)	(0)	n.s.
Taxes	(3)	(2)	39.0		(1)	(1)	52.5
Other net operating income (expense)	0	0	22.8		0	0	144.6
Gain (loss) on sale of fixed assets	(0)	(0)	n.s.		(0)	0	c.s.
Operating income before D&A (OIBDA)	69	64	8.2		34	36	(3.8)
OIBDA Margin	8.9%	9.9%	(1.0 p.p.	)	8.3%	10.9%	(2.6 p.p. )
Depreciation and amortization	(20)	(15)	31.9		(11)	(7)	47.8
Operating income (OI)	49	49	0.9		24	29	(16.8)
Note: 2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years.
January — June 2010 Results Telefónica 61

ADDENDA
Key Holdings of the Telefónica Group detailed by regional business units
TELEFÓNICA ESPAÑA

% Part
Telefónica de España (1)	100.00
Telefónica Móviles España (1)	100.00
Telyco	100.00
Telefónica Telecomunic. Públicas	100.00
T. Soluciones de Informatica y	100.00
Comunicaciones de España Iberbanda	58.94

(1)	Company owned through Telefónica S.A.
TELEFÓNICA LATINOAMÉRICA

% Part
Telesp (1)	87.95
Telefónica del Peru (2)	98.34
Telefónica de Argentina	100.00
TLD Puerto Rico	98.00
Telefónica Chile (3)	97.89
Telefónica Telecom	52.03
Telefónica USA	100.00
T. Intern. Wholesale Serv. (TIWS) (4)	100.00
Brasilcel (5)(6)	50.00
T. Móviles Argentina	100.00
T. Móviles Peru	100.00
T. Móviles Mexico (6)	100.00
Telefónica Móviles Chile	100.00
T. Móviles El Salvador	99.08
T. Móviles Guatemala	100.00
Telcel (Venezuela)	100.00
T. Móviles Colombia	100.00
Otecel (Ecuador)	100.00
T. Móviles Panama	100.00
T. Móviles Uruguay	100.00
Telefonía Celular Nicaragua	100.00
T. Móviles Soluciones y Aplicac. (Chile) (6)	100.00

(1)	Effective participation 88.01%.

(2)	Latin American Cellular Holdings, B.V. owns 48.28%, Telefónica Internacional S.A. owns 49.9% and Telefónica S.A. owns 0.16%.

(3)	Telefónica Internacional de Chile Ltda. owns 44.89% and Inversiones Telefónica Internacional Holding Ltda. owns 53%.

(4)	Telefónica, S.A. owns 92.51% and Telefónica DataCorp owns 7.49%.

(5)	Joint Venture which fully consolidates the subsidiary Vivo, S.A., through participation at Vivo Participaçoes, S.A. (59.42%).

(6)	Company owned through Telefónica S.A.
TELEFÓNICA EUROPE

% Part
Telefónica O2 UK	100.00
Telefónica O2 Germany (1)	100.00
Telefónica O2 Ireland	100.00
Be	100.00
HanseNet (Germany) (2)	100.00
Jajah (US)	100.00
Telefónica O2 Czech Republic (1)	69.41
Telefónica O2 Slovakia (3)	100.00

(1)	Company owned through Telefónica S.A.

(2)	Company owned through Telefónica O2 Germany.

(3)	Company owned through Telefónica O2 Czech Republic.
OTHER PARTICIPATIONS

% Part
Atento Group	100.00
Telefónica de Contenidos (Spain)	100.00
Telco SpA (Italy) (1)	46.18
IPSE 2000 (Italy)	39.92
Mobipay España	16.63
Lycos Europe	32.10
Hispasat	13.23
Portugal Telecom (2)	2.02
China Unicom (Hong Kong) Limited (China)	8.37
ZON Multimedia (3)	5.40
BBVA	0.97
Amper	5.78

(1)
Telefónica holds an indirect participation of the ordinary share capital (with voting rights) of Telecom Italia through Telco of approximately 10.49%. If we take into account the saving shares (azioni di risparmio), which do not have voting rights, the indirect participation of Telefónica over Telecom Italia would be 7.21%.

(2)
In June, the Telefónica Group reduced its stake in the share capital of Portugal Telecom by 7.98%. In addition, Telefónica signed three Equity Swap contracts with different financial entities. These swaps are based on the share price of Portugal Telecom and settled by differences, thereby obtaining the same economic returns as would be obtained from long positions.

(3)	Telefónica’s Group effective participation. Telefónica Group participation would be 5.46% if we exclude the minority interests.
January — June 2010 Results Telefónica 62

ADDENDA
Significant Events
•	On 28 July 2010 Telefónica and Portugal Telecom signed an agreement for the acquisition by Telefónica of 50% of the capital stock of Brasilcel, N.V.

The acquisition price for the aforementioned capital stock of Brasilcel, N.V. is 7,500 million Euros, of which 4,500 million Euros will be satisfied at the closing of the transaction, 1,000 million Euros on December 30, 2010, and 2,000 million Euros on October 31, 2011, although Portugal Telecom will be able to request for this last payment to be executed on July 29, 2011, and therefore the price of the acquisition and the closing payment will be reduced in approximately 25 million Euros.

This agreement establishes that the closing of this acquisition transaction will occur within a 60 days period since the signature of the agreement.

On closing, agreements entered into by Telefónica and Portugal Telecom in year 2002 regarding their joint venture in Brazil shall terminate (shareholders agreement and subscription agreement).

•
On 2 June 2010, a distribution of a dividend of unrestricted reserves of the fixed gross amount of 0.65 euro per share was approved in the Annual General Shareholders’ Meeting. The payment will be made on November 8, 2010.

•
On 20 May 2010, Telefónica O2 Germany GMBH was granted two blocks in the 800 MHz spectrum at the German frequency auction. Telefónica O2 Germany also secured one block of 2.0 GHz and four blocks of 2.6 GHz. The total investment in new frequencies by Telefónica O2 Germany is 1,378,605,000 euros.

January — March 2010 Results Telefónica 63

ADDENDA
Changes to the consolidation perimeter
In the first half of 2010 the following changes in the consolidation perimeter took place:
•
Telefónica, through its 100%-owned subsidiary, Telefónica Europe Plc, acquired 100% of the leading communications innovator JAJAH Inc., for the value of 145 million euros in January 2010. The company has been incorporated in Telefónica’s Group consolidation perimeter under the full consolidation method.

•
On 16 February 2010, and once the relevant regulatory authorisations have been obtained, Telefónica, through its subsidiary Telefónica Deutschland GmbH, has completed the acquisition of the German telecommunications operator HanseNet Telekommunikation GmbH for a firm value of 912 million euros. The company has been incorporated in Telefónica’s Group consolidation perimeter under the full consolidation method.

•
In April 2010, Teleinformática y Comunicaciones, S.A. (Telyco) spun off it subsidiary, Telyco Marruecos, S.A. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation perimeter.

•
In June, the British company, Manx Telecom Limited, was sold for approximately 164 million euros. This sale generated a benefit of 61 million euros. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation perimeter.

•
In June, the Telefónica Group reduced its stake in the share capital of Portugal Telecom by 7.98%. In addition, Telefónica signed three Equity Swap contracts with different financial entities. These swaps are based on the share price of Portugal Telecom and settled by differences, thereby obtaining the same economic returns. This investment, which had been consolidated under the equity method in the Telefónica Group, was removed from the consolidation perimeter.

January — March 2010 Results Telefónica 64

DISCLAIMER
This document contains statements that constitute forward looking statements about Telefónica Group (going forward, “the Company” or Telefónica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which refer to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.
The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.
Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.
Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.
Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.
Finally, this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.

For additional information, please contact.

Investor Relations Distrito C Ronda de la Comunicación s/n 28050 Madrid (Spain)

Phone number: +34 91 482 87 00 Fax number: +34 91 482 85 99

Email address: María García-Legaz (maria.garcialegaz@telefonica.es) Isabel Beltrán (i.beltran@telefonica.es) Pablo Eguirón (pablo.eguiron@telefonica.es)

ir@telefonica.es www.telefonica.es/accionistaseinversores

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: July 29th, 2010	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Financial Officer